UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Scheme of arrangement, dated 20 September 2022

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART II (EXPLANATORY STATEMENT) OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 897 OF THE COMPANIES ACT.

This Document contains a proposal which, if implemented, will result in the cancellation of the listing of Micro Focus Shares on the Official List and of trading of Micro Focus Shares on the London Stock Exchange’s Main Market for listed securities, the delisting of Micro Focus ADSs from the New York Stock Exchange, the termination of Micro Focus’s registration with the SEC and the termination of the Micro Focus ADR Programme.

If you are in any doubt as to the contents of this Document or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom.

If you sell or have sold or otherwise transferred all of your Micro Focus Shares, please send this Document together with the accompanying documents (other than documents or forms personal to you) at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded, distributed or transmitted in or into or from any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. If you sell or have sold or otherwise transferred only part of your holding of Micro Focus Shares, you should retain these documents and contact the bank, stockbroker or other agent through whom the sale or transfer was effected. If you have recently purchased or otherwise been transferred Micro Focus Shares in certificated form, notwithstanding receipt of this Document from the transferor, you should contact Equiniti through the Shareholder Helpline to obtain personalised Forms of Proxy.

The release, publication or distribution of this Document and any accompanying documents (in whole or in part) in or into or from jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this Document and any accompanying documents come should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither this Document nor any of the accompanying documents do or are intended to constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in relation to the Acquisition or the Scheme or otherwise, in any jurisdiction in which such offer, invitation or solicitation is unlawful.

___________________________________________________________________________

Recommended Acquisition of

MICRO FOCUS INTERNATIONAL PLC

by

OPENTEXT CORPORATION

through its wholly-owned subsidiary, OpenText UK Holding Limited to be effected by means of a Scheme of Arrangement under Part 26 of the Companies Act 2006

____________________________________________________________________________

This Document (including all information incorporated into this Document by reference to another source) should be read as a whole and in conjunction with the Forms of Proxy. Your attention is drawn to Part I (Letter from the Chairman of Micro Focus) of this Document, which contains the unanimous recommendation of the Micro Focus Directors that you vote in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting. A letter from Goldman Sachs and Numis explaining the Scheme appears in Part II (Explanatory Statement) of this Document and constitutes an explanatory statement in compliance with section 897 of the Companies Act.

Notices of the Court Meeting and the General Meeting, both of which will be held at The Lawn, Old Bath Road, Newbury, Berkshire, RG14 1QN, England on 18 October 2022, are set out in Part X (Notice of Court Meeting) and Part XI (Notice of General Meeting), respectively, of this Document. The Court Meeting will start at 2.00 p.m. on that date and the General Meeting will start at 2.15 p.m. or as soon thereafter as the Court Meeting concludes or is adjourned.

The action to be taken by Micro Focus Shareholders and Scheme Shareholders is set out on pages 10 to 14 (ACTION TO BE TAKEN) and at paragraph 21 of Part II (Explanatory Statement) of this Document.

Micro Focus Shareholders are the registered holders from time to time of Micro Focus Shares, being ordinary shares of 10 pence each in the capital of Micro Focus. Scheme Shareholders are the registered holders from time to time of Scheme Shares, being Micro Focus Shares which are in issue at the Scheme Record Time but excluding: (i) any Micro Focus Shares which are registered in the name of or beneficially owned by OpenText and/or any member of the OpenText Group (and/or any nominee of the foregoing), and (ii) any Micro Focus Shares held in treasury, in each case, immediately prior to the Scheme Record Time.

Micro Focus Shareholders are asked to complete and return the enclosed BLUE and YELLOW Forms of Proxy (or appoint a proxy electronically or online as referred to in this Document) in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by Micro Focus’s Registrars, Equiniti, not later than 48 hours before the relevant Meeting (excluding any part of such 48 hour period falling on a day that is not a working day or, in the case of any adjournment, not later than 48 hours before the time fixed for the adjourned Meeting, excluding any part of such 48 hour period falling on a non-working day).

In the case of the Court Meeting, if the BLUE Form of Proxy for the Court Meeting is not lodged by 2.00 p.m. on 14 October 2022 (or, in the case of any adjournment, not later than 48 hours before the time fixed for the adjourned Meeting, excluding any part of such 48 hour period falling on a non-working day), it may be: (i) scanned and emailed to Equiniti at the following email address: proxyvotes@equiniti.com; or (ii) presented in person to the Equiniti representative who will be present at the Court Meeting, at any time prior to the commencement of the Court Meeting.

In the case of the General Meeting, if the YELLOW Form of Proxy for the General Meeting is not lodged by 2.15 p.m. on 14 October 2022 (by post or transmission of a proxy appointment or voting instruction online, through CREST or via Equiniti’s online facility) (or, in the case of any adjournment, not later than 48 hours before the time fixed for the adjourned Meeting, excluding any part of such 48 hour period falling on a non-working day), it will be invalid. Micro Focus Shareholders who hold Micro Focus Shares in CREST may also appoint a proxy using CREST or online by following the instructions set out in the Forms of Proxy and on pages 10 to 14 (ACTION TO BE TAKEN) of this Document.

The action to be taken by Micro Focus ADS Holders is set out on pages 10 to 14 (ACTION TO BE TAKEN) and at Part VII (Additional Information for Overseas Shareholders) of this Document.

Micro Focus ADS Holders are the holders from time to time of Micro Focus ADSs, each representing one Micro Focus Share. Micro Focus ADS Holders will receive a Depositary Notice which will contain instructions on how to vote their Micro Focus ADSs. Micro Focus ADS Holders who have any questions should contact the Depositary using the contact details provided on the ADS Voting Instruction Card or by calling the Micro Focus ADS Holder Helpline as set out below. Micro Focus ADS Holders who hold Micro Focus ADSs indirectly should contact the bank, broker, ﬁnancial institution or administrator through which such Micro Focus ADSs are held.

Court Meeting and General Meeting

Further details regarding attending the Court Meeting and General Meeting and the appointment of a proxy for each Meeting, are set out on pages 10 to 14 (ACTION TO BE TAKEN) of this Document.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of Scheme Shareholders. Whether or not you intend to attend and/or vote at the Meetings, you are therefore strongly encouraged to: (i) sign and return your Forms of Proxy by post; or (ii) transmit a proxy appointment and voting instruction online via Equiniti’s online facility or through the CREST electronic proxy appointment service, as soon as possible.

The completion and return of the Forms of Proxy by post (or transmission of a proxy appointment or voting instruction online, through CREST or via Equiniti’s online facility) will not prevent you from attending, asking questions and voting (and/or, in the case of the Court Meeting, raising any objections) at the Court Meeting or the General Meeting, if you are entitled to and wish to do so.

Shareholder Helpline

If Micro Focus Shareholders have any questions about this Document, the Court Meeting or the General Meeting, or are in any doubt as to how to complete the Forms of Proxy or to submit proxies electronically or online, please contact the Company’s Registrars, Equiniti, by calling the Shareholder Helpline on +44 (0)371 384 2050. Lines are open between 8.30 a.m. and 5.30 p.m. Monday to Friday (except public holidays in England and Wales). Please use the country code when calling from outside the United Kingdom. Calls from outside the United Kingdom will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and Equiniti cannot provide advice on the merits of the Acquisition or the Scheme or give any financial, legal or tax advice.

Micro Focus ADS Helpline

If Micro Focus ADS Holders have any questions about this Document, the Court Meeting or the General Meeting, or are in any doubt as to how to complete the ADS Voting Instruction Card, please contact the Depositary, by calling the Micro Focus ADS Holder Helpline on +1 800 622 1573 (toll free from within the United States) and +1 201 806 4195 (international callers). Lines are open between 8.00 a.m. and 8.00 p.m. (New York time) Monday to Friday (except public holidays in the United States). Please use the country code when calling from outside the United States. Calls from outside the United States will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and the Depositary cannot provide advice on the merits of the Acquisition or the Scheme or give any financial, legal or tax advice.

Defined terms

Certain terms used in this Document are defined in Part IX (Definitions). References to times in this Document are to London, United Kingdom time unless otherwise stated.

Notice relating to Financial Advisers

Goldman Sachs International (“Goldman Sachs”), which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively for Micro Focus and no one else in connection with the Acquisition and will not be responsible to anyone other than Micro Focus for providing the protections afforded to clients of Goldman Sachs or for providing advice in connection with the matters referred to in this Document. No representation or warranty, express or implied, is made by Goldman Sachs as to the contents of this Document.

Numis Securities Limited (“Numis”), which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for Micro Focus and no one else in connection with the Acquisition and the contents of this Document and will not be responsible to anyone other than Micro Focus for providing the protections afforded to clients of Numis nor for providing advice in relation to the Acquisition, the contents of this Document, or any matters referred to herein. Neither Numis nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Numis in connection with this Document, any statement contained herein or otherwise.

Jefferies International Limited (“Jefferies”), which is regulated in the United Kingdom by the FCA, is acting as financial adviser exclusively for Micro Focus and no one else in connection with the matters set out in this Document. In connection with such matters, Jefferies will not regard any other person as its client and will not be responsible to anyone other than Micro Focus for providing the protections afforded to clients of Jefferies or for providing advice in relation to the contents of this Document or any other matter referred to herein. Neither Jefferies nor any of its subsidiaries, affiliates or branches owes or accepts any duty, liability or responsibility whatsoever (whether direct, indirect, consequential, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Jefferies in connection with this Document, any statement contained herein or otherwise.

Barclays, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for OpenText and Bidco and no one else in connection with the matters described in this Document and will not be responsible to anyone other than OpenText and Bidco for providing advice in relation to the Acquisition or any other matter referred to in this Document.

In accordance with the Takeover Code, normal United Kingdom market practice and Rule 14e-5(b) of the US Securities Exchange Act of 1934, as amended (the “US Exchange Act”), Barclays and its affiliates will continue to act as exempt principal trader in Micro Focus securities on the London Stock Exchange. These purchases and activities by exempt principal traders which are required to be made public in the United Kingdom pursuant to the Takeover Code will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

No person has been authorised to give any information or make any representations other than those contained in this Document and, if given or made, such information or representations must not be relied upon as having been authorised by Micro Focus, the Micro Focus Directors, OpenText, the OpenText Directors or by Goldman Sachs, Numis, Jefferies or Barclays or any other person involved in the Acquisition. Neither the delivery of this Document nor holding the Meetings, the Court Sanction Hearing, or filing the Court Order shall, under any circumstances, create any implication that there has been no change in the affairs of the Micro Focus Group or the OpenText Group since the date of this Document or that the information in, or incorporated into, this Document is correct as at any time subsequent to its date.

IMPORTANT NOTICE

The release, publication or distribution of this Document in or into or from jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. Neither this Document nor any of the accompanying documents do or are intended to constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in relation to the Acquisition or the Scheme or otherwise, in any jurisdiction in which such offer, invitation or solicitation is unlawful.

The statements contained in this Document are made as at the date of this Document, unless some other time is specified in relation to them, and service of this Document shall not give rise to any implication that there has been no change in the facts set forth in this Document since such date. Nothing in this Document shall be deemed to be a forecast, projection or estimate of the future financial performance of Micro Focus or OpenText except where otherwise stated.

This Document is not a prospectus or prospectus-equivalent document.

Overseas Shareholders

This Document has been prepared for the purposes of complying with English law, the Takeover Code, the Market Abuse Regulation, the Disclosure Guidance and Transparency Rules and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this Document had been prepared in accordance with the laws of jurisdictions outside England and Wales.

The availability of the Acquisition to Micro Focus Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. It is the responsibility of any person outside the United Kingdom into whose possession this Document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Acquisition, including the obtaining of any governmental, exchange control or other consents which may be required and compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction. In particular, the ability of persons who are not resident in the United Kingdom to vote their Micro Focus Shares with respect to the Scheme at the Court Meeting, or to appoint another person as proxy to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

Unless otherwise determined by OpenText or required by the Takeover Code, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Scheme by any such use, means, instrumentality or from within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Copies of this Document and all documents relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this Document and any other related document to any jurisdiction other than the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

If the Acquisition is implemented (with the consent of the Panel and subject to and in accordance with the terms of the Cooperation Agreement) by way of a Takeover Offer (unless otherwise permitted by applicable law and regulation), the Takeover Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

The Acquisition shall be subject to, among other things, the applicable requirements of the Takeover Code, the Panel, the London Stock Exchange and the FCA.

OVERSEAS SHAREHOLDERS SHOULD CONSULT THEIR OWN LEGAL AND TAX ADVISERS WITH RESPECT TO THE LEGAL AND TAX CONSEQUENCES OF THE SCHEME.

Notice to US Micro Focus Shareholders and Micro Focus ADS Holders

The Acquisition relates to shares in an English company and is proposed to be made by means of a scheme of arrangement under English company law. US Micro Focus Shareholders and Micro Focus ADS Holders should note that the Scheme relates to the shares of an English company that is a “foreign private issuer” as defined under Rule 3b-4 of the US Exchange Act and will be governed by English law. Neither the US proxy solicitation rules nor the tender offer rules under the US Exchange Act will apply to the Acquisition and the Scheme. Moreover, the Acquisition and the Scheme are subject to the disclosure requirements and practices applicable in England to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. Financial information included in this Document has been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to financial statements of US companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. If Bidco were to elect (with the consent of the Panel and subject to and in accordance with the terms of the Cooperation Agreement) to implement the acquisition of the Micro Focus Shares by way of a Takeover Offer, such Takeover Offer would be made in compliance with applicable US securities laws and regulations, including Sections 14(d) and 14(e) of the US Exchange Act and Regulations 14D and 14E thereunder. Such a Takeover Offer would be made in the United States by OpenText and no one else.

Neither the SEC nor any securities commission of any state of the United States nor any other US regulatory authority has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this Document. Any representation to the contrary is a criminal offence in the United States.

The receipt of cash by a US Micro Focus Shareholder or a US holder of Micro Focus ADSs as consideration for the transfer of its Micro Focus Shares or Micro Focus ADSs, respectively, pursuant to the Acquisition will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state and local tax laws, as well as foreign and other tax laws. Each US Micro Focus Shareholder and US holder of Micro Focus ADSs is urged to consult their independent professional tax adviser immediately regarding the tax consequences of the Acquisition applicable to them, including under applicable United States state and local, as well as overseas and other, tax laws.

In accordance with the Takeover Code and normal United Kingdom practice, and pursuant to the US Exchange Act (were the Acquisition to be implemented by way of a Takeover Offer), (a) OpenText or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, shares or other securities of Micro Focus outside of the United States, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes Effective, lapses or is otherwise withdrawn; and (b) Barclays and its affiliates will continue to act as exempt principal traders in Micro Focus securities on the London Stock Exchange. If purchases or arrangements to purchase were to be made as contemplated by clause (a) of this paragraph, they would occur either in the open market at prevailing prices or in private transactions at negotiated prices, and any information about such purchases or arrangements to purchase would be disclosed as required in the United Kingdom, would be reported to a Regulatory Information Service and would be available on the London Stock Exchange website at www.londonstockexchange.com. Purchases contemplated by clause (b) of this paragraph that are required to be made public in the United Kingdom pursuant to the Takeover Code would be reported to a Regulatory Information Service and would be available on the London Stock Exchange website at www.londonstockexchange.com. Information would also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

It may be difficult for US Micro Focus Shareholders and Micro Focus ADS Holders to enforce their rights and any claim arising under US federal securities laws in connection with the Acquisition, since Micro Focus and Bidco are each located in a non-US jurisdiction, and some or all of their respective officers and directors are residents of non-US jurisdictions. US Micro Focus Shareholders and Micro Focus ADS Holders may not be able to sue Micro Focus or OpenText or their respective officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel Micro Focus or OpenText or their respective affiliates, directors and officers to subject themselves to the jurisdiction or judgment of a US court.

The statements contained in this Document are made as at the date of this Document, unless some other time is specified in relation to them, and service of this Document shall not give rise to any implication that there has been no change in the facts set forth in this Document since such date. Nothing in this Document shall be deemed to be a forecast, projection or estimate of the future financial performance of Micro Focus, the Micro Focus Group, OpenText, Bidco or the OpenText Group except where otherwise stated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Document (including information incorporated by reference in this Document), oral statements made regarding the Acquisition, and other information published by OpenText and Micro Focus contain statements which are, or may be deemed to be, “forward-looking statements”. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of OpenText and Micro Focus about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this Document may include statements relating to the expected effects of the Acquisition on OpenText and Micro Focus, the expected timing and scope of the Acquisition and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “targets”, “aims”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “seeks”, “prospects”, “potential”, “possible”, “assume” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. OpenText and Micro Focus can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk (known and unknown) and uncertainty (and other factors that are in many cases beyond the control of OpenText and Micro Focus) because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors which could affect the future operations of OpenText and Micro Focus and that could cause actual results and developments to differ materially from those expressed or implied by such forward looking statements, including, among others, the inability of the Enlarged Group to realise successfully any anticipated synergy benefits when the Acquisition is implemented (including changes to the board and/or employee composition of the Enlarged Group), the inability of OpenText to integrate successfully Micro Focus’ operations and programmes when the Acquisition is implemented, the Enlarged Group incurring and/or experiencing unanticipated costs and/or delays (including IT system failures, cyber-crime, fraud and pension scheme liabilities), or difficulties relating to the Acquisition when the Acquisition is implemented, the enactment of legislation or regulation that may impose costs or restrict activities; the re-negotiation of contracts or licences; fluctuations in demand and pricing in the commercial property industry; changes in government policy and taxations; changes in political conditions, economies and markets in which OpenText and Micro Focus operate (including exposures to terrorist activities, the United Kingdom’s exit from the European Union, Eurozone instability, the Russia-Ukraine conflict, disruption in business operations due to reorganisation activities, interest rate, inflation, deflation and currency fluctuations); changes in the markets from which OpenText and Micro Focus raise finance; the impact of the Covid-19 pandemic or other pandemics; the impact of legal or other proceedings; changes in accounting practices and interpretation of accounting standards under IFRS or US generally accepted accounting principles, as applicable; changes in interest and exchange rates; industrial disputes; war and terrorism. These forward-looking statements speak only as at the date of this Document.

Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither OpenText nor Micro Focus, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Document will actually occur. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements contained in this Document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules and the Disclosure Guidance and Transparency Rules of the FCA), neither OpenText nor Micro Focus is under or undertakes any obligation, and OpenText and Micro Focus expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NO PROFIT FORECASTS, PROFIT ESTIMATES OR QUANTIFIED FINANCIAL BENEFITS STATEMENTS

No statement in this Document, or incorporated by reference in this Document, is intended as a profit forecast, profit estimate or quantified financial benefits statement for any period and no statement in this Document should be interpreted to mean that earnings or earnings per share for Micro Focus or OpenText for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for Micro Focus or OpenText respectively.

ROUNDING

Certain figures included in this Document have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

ELECTRONIC COMMUNICATIONS

Please be aware that addresses, electronic addresses and certain other information provided by Micro Focus Shareholders, persons with information rights and other relevant persons for the receipt of communications from Micro Focus may be provided to OpenText, members of the OpenText Group and/or their respective advisers during the Offer Period as required under Section 4 of Appendix 4 of the Takeover Code to comply with Rule 2.11(c) of the Takeover Code.

DEALING DISCLOSURE REQUIREMENTS

Under Rule 8.3(a) of the Takeover Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Takeover Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.

PUBLICATION ON WEBSITE AND AVAILABILITY OF THIS DOCUMENT

A copy of this Document shall be made available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on Micro Focus and OpenText’s websites at https://www.microfocus.com/en-us/investors and https://investors.opentext.com/ respectively by no later than 12.00 noon on the Business Day following the date of this Document. For the avoidance of doubt, the content of these websites is not incorporated into and does not form part of this Document.

You may, subject to Rule 30.3 of the Takeover Code and applicable laws, request a hard copy of this Document or information incorporated into this Document by reference to another source, free of charge, by contacting Micro Focus’s Registrars, Equiniti, either in writing to Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom or by calling +44 (0)371 384 2050, stating the name and the address to which the hard copy should be sent. Please use the country code when calling from outside the United Kingdom. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 8.30 a.m. and 5.30 p.m. Monday to Friday excluding public holidays in England and Wales. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and Equiniti cannot provide advice on the merits of the Acquisition or the Scheme or give any financial, legal or tax advice.

For persons who receive a copy of this Document in electronic form or via a website notification, a hard copy of this Document will not be sent unless so requested. Such persons may also request that all future documents, announcements and information to be sent to them in relation to the Acquisition should be sent in hard copy form, again by contacting the Shareholder Helpline using the foregoing details.

This Document is dated 20 September 2022.

CONTENTS

ACTION TO BE TAKEN  10

EXPECTED TIMETABLE OF PRINCIPAL EVENTS  6

PART I LETTER FROM THE CHAIRMAN OF MICRO FOCUS  1

PART II EXPLANATORY STATEMENT  1

PART III CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND TO THE ACQUISITION  2

PART IV THE SCHEME OF ARRANGEMENT  3

PART V FINANCIAL AND RATINGS INFORMATION  1

PART VI UNITED KINGDOM TAXATION  2

PART VII ADDITIONAL INFORMATION FOR OVERSEAS SHAREHOLDERS  3

PART VIII ADDITIONAL INFORMATION ON MICRO FOCUS, BIDCO AND OPENTEXT  1

PART IX DEFINITIONS  2

PART X NOTICE OF COURT MEETING  1

PART XI NOTICE OF GENERAL MEETING  1

ACTION TO BE TAKEN

For the reasons set out in this Document, the Micro Focus Directors, who have been so advised by Goldman Sachs and Numis as to the financial terms of the Acquisition, consider the terms of the Acquisition to be fair and reasonable. In providing its advice to the Micro Focus Directors, each of Goldman Sachs and Numis has taken into account the commercial assessments of the Micro Focus Directors. Goldman Sachs and Numis are providing independent financial advice to the Micro Focus Directors for the purposes of Rule 3 of the Takeover Code.

Accordingly, in order to implement the Acquisition, the Micro Focus Directors unanimously recommend that you vote in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting, as those Micro Focus Directors who hold Micro Focus Shares have irrevocably undertaken to do in respect of their own legal and/or beneficial holdings of Micro Focus Shares (or those Micro Focus Shares over which they have control), and that you take the action described below.

These pages should be read in conjunction with the rest of this Document, and in particular, paragraph 21 of Part II (Explanatory Statement) of this Document and the notices of the Court Meeting and the General Meeting at the end of this Document.

1.
Documents

Micro Focus Shareholders – please check that you have received the following:

●
a BLUE Form of Proxy for use in respect of the Court Meeting to be held on 18 October 2022;

●
a YELLOW Form of Proxy for use in respect of the General Meeting to be held on 18 October 2022; and

●
a pre-paid envelope for use in the United Kingdom only for the return of the BLUE Form of Proxy and the YELLOW Form of Proxy.

If you have not received all of these documents, please contact the Company’s Registrars, Equiniti, by calling the Shareholder Helpline on +44 (0)371 384 2050. Lines are open between 8.30 a.m. and 5.30 p.m. Monday to Friday (except public holidays in England and Wales). Please use the country code when calling from outside the United Kingdom. Calls from outside the United Kingdom will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and Equiniti cannot provide advice on the merits of the Acquisition or the Scheme or give any financial, legal or tax advice.

Micro Focus ADS Holders – please check that you have received the following:

●
an ADS Voting Instruction Card; and

●
a Depositary Notice.

If you hold your Micro Focus ADSs indirectly and have not received these documents, please contact your broker, bank, ﬁnancial institution or administrator through which you hold your Micro Focus ADSs.

2.
Voting at the Court Meeting and the General Meeting for Micro Focus Shareholders

IT IS IMPORTANT THAT, FOR THE COURT MEETING, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR REPRESENTATION OF SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY URGED TO COMPLETE, SIGN AND RETURN YOUR FORMS OF PROXY BY POST (OR TRANSMIT A PROXY APPOINTMENT AND VOTING INSTRUCTION ONLINE VIA EQUINITI’S ONLINE FACILITY OR THROUGH THE CREST ELECTRONIC PROXY APPOINTMENT SERVICE) AS SOON AS POSSIBLE.

The Scheme will require approval at a meeting of Scheme Shareholders convened with the permission of the Court to be held at The Lawn, Old Bath Road, Newbury, Berkshire, RG14 1QN, England at 2.00 p.m. on 18 October 2022. Implementation of the Scheme will also require approval of the Special Resolution relating to the Acquisition to be proposed at the General Meeting. The General Meeting will be held at the same place as the Court Meeting at 2.15 p.m. on 18 October 2022 (or as soon thereafter as the Court Meeting concludes or is adjourned).

Micro Focus Shareholders and Scheme Shareholders are strongly encouraged to submit proxy appointments and instructions for the Court Meeting and the General Meeting as soon as possible, using any of the methods (by post, online or electronically through CREST) set out below.

Micro Focus Shareholders are entitled to appoint a proxy in respect of some or all of their Micro Focus Shares and may also appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such holder. Micro Focus Shareholders who wish to appoint more than one proxy in respect of their holding of Micro Focus Shares should contact Equiniti for further Forms of Proxy or photocopy the Forms of Proxy as required.

The completion and return of the Forms of Proxy by post (or transmission of a proxy appointment or voting instruction online, through CREST or via Equiniti’s online facility) will not prevent you from attending and voting at the Court Meeting or the General Meeting, if you are entitled to and wish to do so.

Scheme Shareholders and Micro Focus Shareholders are required to submit or amend proxy voting instructions in respect of the relevant Meeting not later than 48 hours before the relevant Meeting (excluding any part of such 48 hour period falling on a day that is not a working day) (or, in the case of any adjournment, not later than 48 hours before the time fixed for the adjourned Meeting, excluding any part of such 48 hour period falling on a non-working day). In the case of the Court Meeting only, Scheme Shareholders who have not cast or amended their proxy voting instructions by this time may complete the BLUE Form of Proxy and: (i) scan and email it to Equiniti at the following email address: proxyvotes@equiniti.com; or (ii) present it in person to the Equiniti representative who will be present at the Court Meeting, at any time prior to the commencement of the Court Meeting (or any adjournment thereof).

(a)
Sending Forms of Proxy by post

Please complete and sign the Forms of Proxy in accordance with the instructions printed on them and return them to Equiniti, the Company’s Registrars, by post to Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, so as to be received as soon as possible and in any event not later than the relevant times set out below:

BLUE Forms of Proxy for the Court Meeting	2.00 p.m. on 14 October 2022
YELLOW Forms of Proxy for the General Meeting	2.15 p.m. on 14 October 2022
or, if in either case the Meeting is adjourned, so that the relevant Form of Proxy is received not later than 48 hours (excluding any part of such 48 hour period falling on a day that is not a working day) before the time fixed for the adjourned Meeting.

What if I miss the deadline mentioned above?

●
If the BLUE Form of Proxy for the Court Meeting is not lodged by the relevant time, it may be: (i) scanned and emailed to Equiniti at the following email address: proxyvotes@equiniti.com; or (ii) presented in person to the Equiniti representative who will be present at the Court Meeting, at any time prior to the commencement of the Court Meeting (or any adjournment thereof).

●
If the YELLOW Form of Proxy for the General Meeting is not lodged by the relevant time, it will be invalid.

(b)
Online appointment of proxies

As an alternative to completing and returning the printed Forms of Proxy, proxies may be appointed electronically via Equiniti’s online facility by logging on to the following website: www.sharevote.co.uk and following the instructions therein. For an electronic proxy appointment to be valid, the appointment must be received by Equiniti not later than 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time fixed for the relevant Meeting (as set out in paragraph 2(a) above) or any adjournment thereof. Full details of the procedure to be followed to appoint a proxy electronically are given on the website.

What if I miss the deadline mentioned above?

●
In the case of the Court Meeting only, if the electronic proxy appointment is not received by this time, the BLUE Form of Proxy may be: (i) scanned and emailed to Equiniti at the following email address: proxyvotes@equiniti.com; or (ii) presented in person to the Equiniti representative who will be present at the Court Meeting, at any time prior to the commencement of the Court Meeting (or any adjournment thereof).

●
In the case of the General Meeting only, if the electronic proxy appointment is not received by this time, it will be invalid.

(c)
Electronic appointment of proxies through CREST

If you hold Micro Focus Shares in uncertificated form through CREST and wish to appoint a proxy or proxies for the Court Meeting or the General Meeting (or any adjourned Meeting) using the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual. Please also refer to the accompanying notes to the notices of the Meetings set out in Part X (Notice of Court Meeting) and Part XI (Notice of General Meeting) of this Document. CREST personal members or other CREST sponsored members, and those CREST members who have appointed any voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of Euroclear and must contain the information required for such instructions as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy) must, in order to be valid, be transmitted so as to be received by Equiniti (ID: RA19) not later than 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time fixed for the relevant Meeting (as set out in paragraph 2(a) above) or any adjournment thereof. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Equiniti are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

What if I miss the deadline mentioned above?

●
In the case of the Court Meeting only, if the CREST proxy or instruction is not received by this time, the BLUE Form of Proxy may be: (i) scanned and emailed to Equiniti at the following email address: proxyvotes@equiniti.com; or (ii) presented in person to the Equiniti representative who will be present at the Court Meeting, at any time prior to the commencement of the Court Meeting (or any adjournment thereof).

●
In the case of the General Meeting only, if the CREST proxy or instruction is not received by this time, it will be invalid.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed any voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. For further information on the logistics of submitting messages in CREST, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Micro Focus may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the CREST Regulations.

3.
Information for Micro Focus ADS Holders

Micro Focus ADS Holders will not be entitled to vote directly on the Scheme or the Acquisition at the Court Meeting or the General Meeting. Instead, Micro Focus ADS Holders should by written instruction, provided to the Depositary as set forth in this Document and pursuant to the Deposit Agreement, cause the Depositary to vote the Micro Focus Shares underlying their Micro Focus ADSs at the Court Meeting and/or at the General Meeting.

Voting Instructions

Micro Focus will instruct the Depositary to deliver to Micro Focus ADS Holders a Depositary Notice and an ADS Voting Instruction Card.

Micro Focus ADS Holders are strongly urged to sign, complete and return the ADS Voting Instruction Card to the Depositary in accordance with the instructions printed thereon and in the Depositary Notice, as soon as possible and, in any event, so as to be received by the Depositary no later than 1.00 p.m. (New York time) on 11 October 2022 (or if either the Court Meeting or the General Meeting is adjourned, such later date as may be notiﬁed by the Depositary). Upon the timely receipt of the ADS Voting Instruction Card of a Micro Focus ADS Holder in the manner specified by the Depositary, the Depositary shall endeavour, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Micro Focus’s constitutional documents and the provisions of or governing the Micro Focus Shares, to vote or cause the custodian for the Depositary to vote the Micro Focus Shares (in person or by proxy) represented by such Micro Focus ADS Holder’s Micro Focus ADSs in accordance with such voting instructions. A copy of the Deposit Agreement is available free of charge at the SEC’s website at www.sec.gov

If a Micro Focus ADS Holder fails to deliver the instruction to the Depositary by 1.00 p.m. (New York time) on 11 October 2022 (or if either the Court Meeting or the General Meeting is adjourned, such later date as may be notiﬁed by the Depositary), the Micro Focus Shares underlying the Micro Focus ADSs held by such Micro Focus ADS Holder will not be voted by the Depositary at the Court Meeting or the General Meeting.

Micro Focus ADS Holders who hold their Micro Focus ADSs indirectly (through a broker, bank or other nominee) must follow the instructions from such broker, bank or other nominee if they wish to give voting instructions to the Depositary. Providing voting instructions via a broker, bank or other nominee may require the provision of information by a particular deadline, well in advance of the deadline to give the Depositary voting instructions, and therefore such Micro Focus ADS Holders are encouraged to reach out to such broker, bank or other nominee as quickly as possible.

Option to cancel your Micro Focus ADSs and withdraw the underlying Micro Focus Shares so as to become a Micro Focus Shareholder in order to attend the Court Meeting or the General Meeting

Alternatively, Micro Focus ADS Holders who wish to vote directly (whether in person or by proxy) on the Scheme at the Court Meeting or the Special Resolution at the General Meeting must surrender their Micro Focus ADSs (and, to the extent that such Micro Focus ADSs are held in certificated form, the certificates evidencing such Micro Focus ADSs) to the Depositary for cancellation and withdrawal of the underlying Micro Focus Shares represented by their Micro Focus ADSs in accordance with the terms and conditions of the Deposit Agreement no later than 5.00 p.m. (New York time) 12 October 2022, so as to become registered holders of Micro Focus Shares prior to the Voting Record Time. However, such Micro Focus ADS Holders must pay (i) a cancellation fee to the Depositary as set forth in the Deposit Agreement and (ii) all taxes and governmental charges payable in connection with such surrender and withdrawal of the underlying Micro Focus Shares.

In order to surrender their Micro Focus ADSs and withdraw the underlying Micro Focus Shares, such Micro Focus ADS Holders should contact their broker or custodian to make the necessary arrangements, or otherwise contact the Depositary at adr@db.com.

The ADS Voting Record Time, the latest time for Micro Focus ADS Holders to surrender their Micro Focus ADSs and receive Micro Focus Shares ahead of the Voting Record Time, the latest time for receipt of an ADS Voting Instruction Card, the Voting Record Time, the time and date of the Court Meeting and General Meeting and the anticipated date of the Court Sanction Hearing appear on page 15 of this Document. If you hold Micro Focus ADSs through a broker or other securities intermediary, you should contact that broker or intermediary to determine the date by which you must instruct them to act in order that the necessary processing can be completed in time.

Registered holders of Micro Focus ADSs who currently hold their Micro Focus ADSs in certificated form will receive their proportionate share of the cash consideration by cheque from the Depositary when they return the certificates evidencing their Micro Focus ADSs with the provided letter of transmittal.

4.
Micro Focus Share Plans

Participants in the Micro Focus Share Plans will be contacted separately regarding the effect of the Scheme on their rights under the Micro Focus Share Plans. A summary of the effect of the Scheme on outstanding options and awards under the Micro Focus Share Plans is set out in paragraph 11 of Part II (Explanatory Statement) of this Document.

5.
Shareholder Helpline

If Micro Focus Shareholders have any questions about this Document, the Court Meeting or the General Meeting, or are in any doubt as to how to complete the Forms of Proxy or to submit proxies electronically or online, please contact the Company’s Registrars, Equiniti, by calling the Shareholder Helpline on +44 (0)371 384 2050. Lines are open between 8.30 a.m. and 5.30 p.m. Monday to Friday (except public holidays in England and Wales). Please use the country code when calling from outside the United Kingdom. Calls from outside the United Kingdom will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and Equiniti cannot provide advice on the merits of the Acquisition or the Scheme or give any financial, legal or tax advice.

6.
Micro Focus ADS Holder Helpline

If Micro Focus ADS Holders have any questions about this Document, the Court Meeting or the General Meeting, or are in any doubt as to how to complete the ADS Voting Instruction Card, please contact the Depositary, by calling the Micro Focus ADS Holder Helpline on +1 800 622 1573 (toll free from within the United States) and +1 201 806 4195 (international callers). Lines are open between 8.00 a.m. and 8.00 p.m. (New York time) Monday to Friday (except public holidays in the United States). Please use the country code when calling from outside the United States. Calls from outside the United States will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and the Depositary cannot provide advice on the merits of the Acquisition or the Scheme or give any financial, legal or tax advice.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following indicative timetable is based on Micro Focus’s and OpenText’s current expected dates for the implementation of the Scheme and is subject to change. If any of the dates and/or times in this expected timetable change, the revised dates and/or times will be notified to Micro Focus Shareholders by announcement through a Regulatory Information Service and to Micro Focus ADS Holders by announcement, which Micro Focus will furnish to the SEC on Form 6-K.

Event	Time and/or date(1)
Publication of this Document	20 September 2022
ADS Voting Record Time	5.00 p.m. (New York time) on 16 September 2022(2)
Latest time for receipt of ADS Voting Instruction Card by the Depositary	1.00 p.m. (New York time) on 11 October 2022
Latest time for Micro Focus ADS Holders to surrender their Micro Focus ADSs for cancellation and receive Micro Focus Shares ahead of the Voting Record Time	5.00 p.m. (New York time) 12 October 2022
Latest time for lodging Forms of Proxy for the:
Court Meeting (BLUE form)	2.00 p.m. on 14 October 2022 (3)
General Meeting (YELLOW form)	2.15 p.m. on 14 October 2022 (4)
Voting Record Time	6.30 p.m. on 14 October 2022 (5)
Court Meeting	2.00 p.m. on 18 October 2022
General Meeting	2.15 p.m. on 18 October 2022 (6)
The following dates and times associated with the Scheme are subject to change and will depend on, among other things, the date on which the Conditions to the Scheme are satisfied or, if capable of waiver, waived, and the date on which the Court sanctions the Scheme. Micro Focus will give adequate notice of any changes to these dates and times, when known, by issuing an announcement through a Regulatory Information Service, with such announcement being made available on Micro Focus’s website at https://www.microfocus.com/en-us/investors. See also note (1).

Court Sanction Hearing	a date (following the Meetings) after the satisfaction (or, if applicable, waiver) of the Conditions (other than Condition 2.1(C)) (“D”)
Last day for dealings in, and for the registration of transfer of, Micro Focus Shares	D+1 Business Day
Last day for dealings in, and for the registration of transfer of, Micro Focus ADSs	D+1 Business Day
Scheme Record Time	6.00 p.m. on D+1 Business Day
Disablement of CREST in respect of Micro Focus Shares	6.00 p.m. on D+1 Business Day
Suspension of dealings in Micro Focus Shares	by 7.30 a.m. on D+1 Business Day
Suspension of trading in Micro Focus ADSs	D+2 Business Days
Effective Date of the Scheme	D+2 Business Days (7)
Cancellation of listing of Micro Focus Shares from the LSE	by 7.30 a.m. on D+3 Business Days
Delisting of Micro Focus ADSs from the NYSE	10 days after the Effective Date
Latest date for despatch of cheques and crediting of CREST accounts for cash consideration due under the Scheme	within 14 days of the Effective Date
Payment to Micro Focus ADS Holders by the Depositary	Following receipt of funds by the Depositary pursuant to the above step
Long Stop Date	31 May 2023 (8)
(1) The dates and times given are indicative only and are based on current expectations and are subject to change.

References to times are to London, United Kingdom time unless otherwise stated. If any of the times and/or dates above change, the revised times and/or dates will be notified to Micro Focus Shareholders by announcement through a Regulatory Information Service.
                Participants in the Micro Focus Share Plans will be contacted separately to inform them of the effect of the Scheme on their rights under the Micro Focus Share Plans, including details of any dates and times relevant to them.
(2) Or, if either the Court Meeting or the General Meeting is adjourned, such later date as may be notified by the Depositary. Only those Micro Focus ADS Holders who held Micro Focus ADSs at 5.00 p.m. (New York time) on 16 September 2022 are entitled to instruct the Depositary to vote the Micro Focus Shares underlying their Micro Focus ADSs at the Micro Focus Meetings.
(3) It is requested that BLUE Forms of Proxy for the Court Meeting be lodged not later than 48 hours prior to the time appointed for the Court Meeting or, if the Court Meeting is adjourned, 48 hours prior to the time fixed for any adjourned Court Meeting (in each case excluding any part of such 48 hour period falling on a day that is not a working day). If the BLUE Form of Proxy for the Court Meeting is not lodged by 2.00 p.m. on 14 October 2022, it may be: (i) scanned and emailed to Equiniti at the following email address: proxyvotes@equiniti.com; or (ii) presented in person to the Equiniti representative who will be present at the Court Meeting, at any time prior to the commencement of the Court Meeting (or any adjournment thereof).
(4) In order to be valid, the YELLOW Forms of Proxy for the General Meeting must be lodged not later than 2.15 p.m. on 14 October 2022 or, if the General Meeting is adjourned, 48 hours prior to the time fixed for the adjourned General Meeting (excluding any part of such 48 hour period falling on a day that is not a working day).
(5) If either the Court Meeting or the General Meeting is adjourned, the Voting Record Time for the relevant adjourned Meeting will be 6.30 p.m. on the day which is two Business Days prior to the date of the adjourned Meeting.
(6) To commence at 2.15 p.m. or as soon thereafter as the Court Meeting concludes or is adjourned.
(7) OpenText expects that, subject to the satisfaction (or, where applicable, waiver) of the Conditions in Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document, the Scheme will become Effective during the first quarter of 2023.
(8) This is the latest date by which the Scheme may become Effective. However, the Long Stop Date may be extended to such later date as may be agreed by Micro Focus and OpenText (with the Panel’s consent and as the Court may approve (if such consent and/or approval is required)) or if the Panel requires an extension to the Long Stop Date pending final determination of an issue under section 3(g) of Appendix 7 of the Takeover Code.

PART I

LETTER FROM THE CHAIRMAN OF MICRO FOCUS

(Incorporated in England and Wales with registered number 05134647)

Micro Focus International plc

The Lawn

Old Bath Road

Newbury

Berkshire, RG14 1QN

United Kingdom

Directors:

Gregory Lock (Non-Executive Chairman)

Stephen Murdoch (Chief Executive Officer)

Matthew Ashley (Chief Financial Officer)

Richard Atkins (Independent Non-Executive Director)

Amanda Brown (Independent Non-Executive Director)

Pauline Campbell (Independent Non-Executive Director)

Lawton Fitt (Independent Non-Executive Director)

Debra Polishook (Independent Non-Executive Director)

Vidya Rao (Independent Non-Executive Director)

Robert Youngjohns (Independent Non-Executive Director)

20 September 2022

To the holders of Micro Focus Shares and Micro Focus ADS Holders and, for information only, to holders of awards and options under the Micro Focus Share Plans and persons with information rights.

Dear Shareholder,

RECOMMENDED OFFER FOR MICRO FOCUS INTERNATIONAL PLC

BY OPENTEXT CORPORATION

(through its wholly-owned subsidiary, OpenText UK Holding Limited)

1.
Introduction

On 25 August 2022, the boards of directors of Micro Focus and OpenText announced that they had reached agreement on the terms and conditions of a recommended cash offer to be made by OpenText, acting through its wholly-owned subsidiary, Bidco, for the entire issued, and to be issued, ordinary share capital of Micro Focus. It is intended that the Acquisition will be implemented by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act.

I am writing to you today, on behalf of the Micro Focus Directors, to set out the background to the Acquisition and the reasons why the Micro Focus Directors consider the terms of the Acquisition to be fair and reasonable. The Micro Focus Directors are unanimously recommending that you vote in favour of the Scheme at the Court Meeting and in favour of the Special Resolution to be proposed at the General Meeting, as the Micro Focus Directors who hold Micro Focus Shares have irrevocably undertaken to do in respect of their own beneficial holdings of Micro Focus Shares, amounting in aggregate to 1,183,378 Micro Focus Shares representing approximately 0.352 per cent. of the issued share capital of Micro Focus as at the Latest Practicable Date.

I also draw your attention to the letter from Goldman Sachs and Numis set out in Part II (Explanatory Statement) of this Document which gives details about the Acquisition and to the additional information set out in Part VIII (Additional Information on Micro Focus, Bidco and OpenText) of this Document. Further information relating to the irrevocable undertakings given by those Micro Focus Directors and Micro Focus Shareholders who hold Micro Focus Shares, including the circumstances in which they cease to be binding, is set out at paragraph 6 of this letter, and in paragraph 6 of Part VIII (Additional Information on Micro Focus, Bidco and OpenText) of this Document.

In order to approve the terms of the Acquisition, the required majority of Scheme Shareholders will need to vote in favour of the Scheme at the Court Meeting and the required majority of Micro Focus Shareholders will need to vote in favour of the Special Resolution to be proposed at the General Meeting (as set out in paragraph 13 of Part II (Explanatory Statement) of this Document). The Court Meeting and the General Meeting are to be held at The Lawn, Old Bath Road, Newbury, Berkshire, RG14 1QN, England on 18 October 2022 at 2.00 p.m. and 2.15 p.m. (or as soon thereafter as the Court Meeting concludes or is adjourned), respectively.

Details of the actions you should take are set out in paragraph 21 of Part II (Explanatory Statement) of this Document. The recommendation of the Micro Focus Directors is set out in paragraph 12 of this letter.

2.
Summary of the terms of the Acquisition

Under the terms of the Acquisition, which is subject to the Conditions and further terms set out in Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document, Scheme Shareholders at the Scheme Record Time will be entitled to receive:

 for each Scheme Share:                                                     532 pence in cash

The Acquisition Price represents a premium of approximately:

●
98.3 per cent. to the Closing Price of 268 pence per Micro Focus Share on 24 August 2022 (being the last Business Day prior to the date of the Rule 2.7 Announcement);

●
79.1 per cent. to the volume-weighted average price of 297 pence per Micro Focus Share for the three-month period ended 24 August 2022 (being the last Business Day prior to the date of the Rule 2.7 Announcement); and

●
60.5 per cent. to the volume-weighted average price of 331 pence per Micro Focus Share for the six-month period ended 24 August 2022.

The Acquisition Price values the entire issued and to be issued ordinary share capital of Micro Focus at approximately £1.8 billion on a fully diluted basis and values Micro Focus at approximately £5.1 billion on an enterprise value basis.

The Acquisition Price implies an enterprise value multiple of approximately:

●
2.1 times Micro Focus’s revenues for the year ended 31 October 2021 and 2.2 times for the 12 months ended 30 April 2022; and

●
5.9 times Micro Focus’s Adjusted EBITDA for the year ended 31 October 2021 and 6.3 times for the 12 months ended 30 April 2022.

Further information about the Acquisition is provided in Part II (Explanatory Statement) of this Document.

3.
Dividends

If any dividend or other distribution or return of value is proposed, declared, made, paid or becomes payable by Micro Focus in respect of a Micro Focus Share on or after the date of the Rule 2.7 Announcement and prior to the Effective Date, OpenText will have the right to reduce the value of the Consideration payable for each Micro Focus Share by up to the amount per Micro Focus Share of such dividend, distribution or return of value in which case the Consideration payable under the Scheme shall be deemed to be a reference to the Consideration as so reduced. If OpenText exercises this right or makes such a reduction in respect of a dividend, other distribution or return of value, Micro Focus Shareholders will be entitled to receive and retain that dividend, other distribution or return of value. Any exercise by OpenText of its rights referred to in this paragraph shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the Acquisition.

4.
Background to and reasons for the recommendation

Micro Focus has more than 40 years of experience in delivering proven, scalable and robust solutions for its customers with its roots in customer-centric innovation and targeted investment. Micro Focus is now one of the world’s largest enterprise software providers delivering technology and services to power the digital economy and working with its tens of thousands of customers to help solve the digital dilemma – running and transforming simultaneously. Built through innovation and a series of transformational acquisitions, Micro Focus operates in dynamic and growing markets and has the products, capabilities and team to capture the significant opportunities available.

In late 2017, Micro Focus completed the acquisition of Hewlett Packard Enterprise’s software business (“HPE Software”) creating the seventh largest pure-play enterprise software company in the world at the time. Along with the acquisitions of The Attachmate Group and Serena Software, the combination with HPE Software brought together two of the leaders in the software industry. The number and scale of the transactions that created the enlarged Micro Focus Group was followed by a period where the management was focused on delivering the integration and the need to reposition and reinvest in certain portfolios to remain competitive in evolving end markets. In 2020, following a period of declining revenues, a detailed strategic and operational review of the business was undertaken and a new strategic plan was implemented under the leadership of Stephen Murdoch and his executive team. The emergence of the COVID-19 pandemic resulted in some operational headwinds and macroeconomic uncertainties for Micro Focus and its customers. As the business has adapted to the challenges presented, Micro Focus has demonstrated its resilient business model, which is underpinned by high levels of recurring revenues and long-term customer relationships. Through this period Micro Focus has continued to deliver for both its customers and stakeholders and continued to execute multiple programmes to transform and deliver the objectives of its strategy.

While revenues have continued to decline, significant progress in transforming Micro Focus has been made and the foundations that the Board and management team committed to deliver are now largely in place. The Company is now focusing the entire organisation externally onto customers and capturing the significant opportunities for value creation. This progress is highlighted by the transition to one single enterprise-wide platform and the creation of a single global Go-to-Market organisation that can deliver sustained, improved revenue performance. Furthermore, there has been targeted investment across the portfolio, focused on capturing growth, improving customer retention and the launch of multiple SaaS and subscription offerings making Micro Focus more competitive and innovative. These initiatives have improved Micro Focus’s agility and enabled management to start to simplify the organisation and identify material opportunities for further efficiency and productivity improvements.

The Micro Focus Board acknowledges the increasingly challenging external environment in which Micro Focus and its customers are currently operating and the associated increased execution risks but believes that the transformation achieved in recent years provides a strong foundation and a broad range of opportunities for the continued development of the business and value creation for shareholders in time. The Micro Focus Board believes that this foundation provides an investment proposition for shareholders based on the following characteristics:

●
Large digital transformation portfolio: a broad product portfolio supporting critical use cases aligned to essential outcomes that Micro Focus’s customers are striving to achieve;

●
Global scale, global reach and global relevance: one of the world’s largest enterprise software companies, supporting thousands of customers worldwide;

●
Highly diversified and recurring revenue base: no revenue concentration by end market, with approximately 70 per cent. recurring revenues;

●
Strong and consistent free cash flow generation: strategy underpins sustainable cash flow generation; and

●
Efficient allocation of capital: methodical approach to investment to deliver value to Micro Focus’s customers and shareholders.

The Micro Focus Directors did not solicit an offer for Micro Focus. However, the Micro Focus Directors regularly consider all options for driving and improving shareholder value. The initial unsolicited proposals received from OpenText at 478 pence and 514 pence per Micro Focus Share were not at a level the Micro Focus Directors felt adequately reflected an appropriate valuation of Micro Focus and its future prospects. After OpenText’s third proposal reached a level of 532 pence per Micro Focus Share in cash, the Micro Focus Board determined that the offer from OpenText was at a level that they would be willing to recommend to Micro Focus Shareholders, subject to agreement of customary terms and conditions.

In considering the financial terms of the Acquisition and determining whether they reflect an appropriate valuation of Micro Focus and its future prospects, the Micro Focus Directors took into account a number of factors including that:

●
the Acquisition reflects the strength of the Micro Focus business and its future prospects, and provides an opportunity for Micro Focus Shareholders to crystallise, in cash, the value of their investments at a fair and reasonable value which represents a significant premium to the prevailing market valuation;

●
the Acquisition Price represents an attractive premium of 98.3 per cent. to the closing price on 24 August 2022 (being the last Business Day before the date of the Rule 2.7 Announcement) and 79.1 per cent. to the volume weighted average price in the three months to 24 August 2022;

●
the Acquisition Price implies an enterprise value multiple of approximately 2.1 times Micro Focus’s revenues and 5.9 times Adjusted EBITDA for the year ended 31 October 2021 and approximately 2.2 times Micro Focus’s revenues and 6.3 times Adjusted EBITDA for the 12 months ended 30 April 2022;

●
the certainty of delivering a substantial premium to Micro Focus Shareholders in cash through the Acquisition should be weighed against the inherent uncertainty of the delivery of future value that exists in the business, in particular in the context of a more challenging macroeconomic environment for Micro Focus and its customers with higher levels of inflation, higher interest rates and deteriorating outlook for the global economy; and

●
the Acquisition delivers more immediate value and lower execution risk to Micro Focus Shareholders than other options considered by the Micro Focus Board.

The Micro Focus Board believes that the Acquisition will also deliver a number of strategic benefits to Micro Focus’s business through the combination of Micro Focus with the complementary product portfolio and operations of OpenText. The combined business will be well positioned to accelerate the simplification of the business and deliver improved revenue performance through access to an improved route to market for Micro Focus’s existing portfolio given OpenText’s significant experience in Software as a Service (“Saas”), transitions and the established SMB channel.

In considering the Acquisition, the Micro Focus Board has taken into account OpenText's stated intentions for the business and its employees. The Micro Focus Board believes that the Acquisition represents a positive outcome for Micro Focus’s employees, customers, partners and other stakeholders who will benefit from the opportunities provided by a combination of Micro Focus with OpenText given the combined product portfolio, competitive market position, customer base and the greater scale and diversification to support Micro Focus’s future growth and development.

Following careful consideration of the financial terms of the Acquisition, the combination of value and certainty that the terms of the Acquisition provide to Micro Focus Shareholders, and the above factors, the Micro Focus Directors are unanimously recommending the Acquisition to Micro Focus Shareholders. The Micro Focus Directors who hold or are beneficially entitled to Micro Focus Shares have each irrevocably undertaken to vote in favour of the Scheme at the Court Meeting and in favour of the Special Resolution to be proposed at the General Meeting in respect of all their Micro Focus Shares, being in aggregate 1,183,378 Micro Focus Shares (representing approximately 0.352 per cent. of the issued share capital of Micro Focus as at the Latest Practicable Date).

5.
Background to and reasons for the Acquisition

OpenText believes that it is the leader in a growing US$92 billion Information Management market, delivering a compelling suite of hybrid solutions that help customers power and protect their critical information, enable their digital transformation and automate business workflows. OpenText elevates individuals and organisations to gain the information advantage through Content Services, Business Network, Digital Experiences, Security, and Developer APIs. With deeply integrated hybrid solutions that bring openness and agility, OpenText enables customers to bring scalable and secure solutions to grow in a digital world. Through its investments in cloud combined with its proven track record of execution, OpenText continues to deliver total growth, cloud organic growth, upper quartile adjusted EBITDA and strong free cash flow generation.

OpenText believes that the proposed acquisition represents a compelling opportunity for OpenText and that Micro Focus’s leadership positions in key complementary markets will expand OpenText’s strategic presence in high value segments. OpenText believes that OpenText will benefit from Micro Focus’s valuable intellectual property and the combined software portfolio will allow for significant innovation and product integration across modern cloud and hybrid computing environments. Additionally, OpenText believes that Micro Focus’s marquee customer base will strengthen and deepen OpenText’s presence in the Global 10,000 and expand OpenText’s geographic footprint in North America, EMEA, APAC and Japan which is highly complementary to OpenText’s geographical presence today. OpenText, with Micro Focus, will possess one of the largest global customer bases and broadest solution suites in enterprise software, addressing a market opportunity of approximately US$170 billion. OpenText believes that the Acquisition will create further opportunities through accelerating the transition of Micro Focus’s install base to cloud, modernising its applications and improving customer renewals.

OpenText believes that the acquisition of Micro Focus represents an opportunity for significant value creation for OpenText and that the proposed acquisition will allow Micro Focus to benefit from OpenText’s leadership in shifting to cloud services and best-in-class renewals to accelerate growth while enhancing and protecting customer investments off cloud. Through the application of OpenText best practices, elimination of duplicative costs, development of an integrated go-to-market roadmap and modernisation and migration of Micro Focus applications to OpenText’s cloud platform, OpenText expects Micro Focus to return to organic growth and uplift Adjusted EBITDA and free cash flow to OpenText standards.

Following the acquisition OpenText expects the Enlarged Group to generate approximately US$6.2 billion in annualised revenue and approximately US$2.2 billion annualised Adjusted EBITDA, while maintaining OpenText’s aspirations of Adjusted EBITDA margin of 37-39 per cent. in fiscal year 2025. OpenText believes that following the acquisition the Enlarged Group’s cash generating profile will enable de-levering, targeting a net leverage ratio of less than 3x within eight quarters and consequently position it for future growth opportunities.

6.
Irrevocable undertakings

OpenText has received irrevocable undertakings to vote in favour (or procure a vote in favour) of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting from those Micro Focus Directors who hold Micro Focus Shares in respect of their own beneficial shareholdings, totalling 1,183,378 Micro Focus Shares, representing approximately 0.352 per cent. of the issued share capital of Micro Focus as at the Latest Practicable Date.

In addition to the irrevocable undertakings received from Micro Focus Directors described above, OpenText has received an irrevocable undertaking to vote in favour (or procure a vote in favour) of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting from Dodge & Cox in respect of, in aggregate, 54,654,085 Micro Focus Shares (including 31,090,071 Micro Focus Shares represented by Micro Focus ADSs), representing approximately 16.263 per cent. of the issued share capital of Micro Focus as at the Latest Practicable Date.

Therefore, in total, OpenText has received irrevocable undertakings to vote in favour (or procure a vote in favour) of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting in respect of 55,837,463 Micro Focus Shares (including 31,090,071 Micro Focus Shares represented by Micro Focus ADSs), representing approximately 16.615 per cent. of the issued share capital of Micro Focus as at the Latest Practicable Date.

Further details of these irrevocable undertakings are set out in paragraph 6 of Part VIII (Additional Information on Micro Focus, Bidco and OpenText) of this Document. Copies of the irrevocable undertakings are available on Micro Focus’s website at https://www.microfocus.com/en-us/investors and will remain on display until the end of the Offer Period.

7.
Intentions of OpenText and Bidco

In considering the recommendation of the Acquisition to Micro Focus Shareholders, the Micro Focus Board has given due consideration to the assurances given by OpenText in relation to the management, employees and locations of Micro Focus and other related matters, including pensions, following completion of the Acquisition.

The Micro Focus Board welcomes the acknowledgement by OpenText and Bidco that they value the strong brands, products and culture and attach great importance to the depth of skillset, expertise and experience of Micro Focus's management team and employees.

The Micro Focus Board notes:

●
OpenText’s and Bidco’s intentions that existing employees of Micro Focus will have the ability to benefit from potential new opportunities and will make an important contribution to the success of the Enlarged Group following the Effective Date;

●
OpenText has confidence in the United Kingdom as an attractive destination for investment and in the long term future of the United Kingdom’s technology sector;

●
OpenText values Micro Focus’s and OpenText’s United Kingdom heritage, Micro Focus’s commercial and Government customer base in the United Kingdom, and Micro Focus’s and OpenText’s existing customers, employees and investments in the United Kingdom;

●
OpenText is committed to maintaining a strong presence in the United Kingdom and the Enlarged Group will honour and continue to deliver Micro Focus’s contracts with the United Kingdom Government;

●
OpenText expects that the cost saving targets referred to in paragraph 6 of Part II (Explanatory Statement) will result in moderate headcount reduction across the Enlarged Group, consistent with market practice for transactions of this scale;

●
Any headcount reductions following completion of the Acquisition will be subject to comprehensive planning and engagement with Micro Focus’s leadership and all necessary information and consultation with employees and employee representatives required by applicable local law, and may be reduced by natural attrition;

●
Any individuals affected will be addressed in a manner consistent with the established high standards and practices of OpenText, and in accordance with applicable local laws; and

●
OpenText will also consider, where possible, how individuals in affected roles may potentially be reassigned to other appropriate roles within the Enlarged Group.

The Micro Focus Board welcomes OpenText’s and Bidco’s intentions to safeguard the existing contractual and statutory employment rights of the Micro Focus employees, in accordance with applicable law.

The full statement of OpenText’s and Bidco’s intentions in relation to the management, employees and places of business of Micro Focus and other related matters, including management incentive arrangements and pensions, are set out in paragraph 6 of Part II (Explanatory Statement) of this document.

8.
Micro Focus Share Plans

Details of the arrangements proposed to be implemented in relation to the Micro Focus Share Plans in connection with the Acquisition are set out in paragraph 11 of Part II (Explanatory Statement) of this Document.

9.
Action to be taken by Micro Focus Shareholders

Details of the approvals being sought at the Court Meeting and the General Meeting and the action to be taken by Micro Focus Shareholders and Scheme Shareholders in respect of the Acquisition and the Scheme are set out in paragraph 13 of Part II (Explanatory Statement) of this Document.

Details relating to the cancellation of listing of the Micro Focus Shares are included in paragraph 16 of Part II (Explanatory Statement) of this Document. Details relating to the settlement of the cash consideration offered by OpenText are included in paragraph 17 of Part II (Explanatory Statement) of this Document.

10.
Overseas Shareholders and Micro Focus ADS Holders

Overseas Shareholders and Micro Focus ADS Holders should refer to Part VII (Additional Information for Overseas Shareholders) of this Document, which contains important information relevant to such holders.

11.
United Kingdom taxation

Your attention is drawn to Part VI (United Kingdom Taxation) and Part VII (Additional Information for Overseas Shareholders) of this Document, which contain a summary of limited aspects of the United Kingdom tax treatment of the Scheme. These summaries relate only to the position of certain categories of Micro Focus Shareholders (as explained further in Part VI (United Kingdom Taxation) and Part VII (Additional Information for Overseas Shareholders) of this Document), do not constitute tax advice and do not purport to be a complete analysis of all potential United Kingdom tax consequences of the Scheme.

You are strongly advised to contact an appropriate independent professional adviser immediately to discuss the tax consequences of the Scheme on your particular circumstances, in particular if you are in any doubt about your own taxation position or you are subject to taxation in a jurisdiction other than the United Kingdom.

12.
Current trading and prospects

On 22 June 2022, the Company announced its interim results for the half year ended 30 April 2022. Revenue for the first half was down 6.8 per cent., on a constant currency exchange rate basis excluding the Digital Safe business. On a reported basis, revenue declined 11.0 per cent., including the adverse impact of foreign exchange translation and revenue generated from the Digital Safe business which was sold in January 2022. Revenue for the full financial year ending 31 October 2022 remains in line with the Micro Focus Board’s expectations on a constant currency exchange rate basis. This reflects year to date performance and the current pipeline for the final quarter of the 2022 fiscal year. The Micro Focus Group’s cost programmes also remain on-track to deliver run-rate gross annualised savings of approximately US$200m exiting the current financial year.

The Micro Focus Group’s results are reported in US Dollars. The strengthening of the US Dollar against most major currencies has continued into the second half of the financial year. The consequence is twofold: revenue and to a lesser extent adjusted EBITDA is reduced, and conversely, the Micro Focus Group benefits from a reduction in the value of its Euro denominated loans.

Following the announcement of the Acquisition on 25 August 2022, the Micro Focus Board expects to impair the carrying value of goodwill and purchased intangible assets on the Micro Focus Group’s balance sheet to a value which is in line with the OpenText offer price at 532 pence per share, which values the business at approximately US$6 billion. The Micro Focus Board will finalise the level of this impairment as part of the preparation of its forthcoming financial results.

13.
Recommendation

The Micro Focus Directors, who have been so advised by Goldman Sachs and Numis as to the financial terms of the Acquisition, consider the terms of the Acquisition to be fair and reasonable. In providing their advice, each of Goldman Sachs and Numis have taken into account the commercial assessments of the Micro Focus Directors. Goldman Sachs and Numis are providing independent financial advice to the Micro Focus Directors for the purposes of Rule 3 of the Takeover Code.

The Micro Focus Directors consider that the terms of the Acquisition are in the best interests of Micro Focus Shareholders as a whole. Accordingly, the Micro Focus Directors unanimously recommend that Micro Focus Shareholders vote in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting, as the Micro Focus Directors who hold Micro Focus Shares have irrevocably undertaken to do in respect of their own legal and/or beneficial holdings which are under their control of 1,183,378 Micro Focus Shares in aggregate, representing approximately 0.352 per cent. of Micro Focus’s issued share capital as at the Latest Practicable Date.

14.
Further information

Your attention is drawn to further information contained in Part II (Explanatory Statement), Part III (Conditions to the Implementation of the Scheme and to the Acquisition), Part IV (The Scheme of Arrangement) and Part VIII (Additional Information on Micro Focus, Bidco and OpenText) of this Document which provides further details concerning the Scheme.

You are advised to read the whole of this Document and the accompanying Forms of Proxy and not just rely on the summary information contained in this letter or the Explanatory Statement.

Yours faithfully,

Gregory Lock

Chairman

Micro Focus International plc

PART II

EXPLANATORY STATEMENT

(in compliance with section 897 of the Companies Act)

Goldman Sachs

Plumtree Court, 25 Shoe Lane

London EC4A 4AU

Numis

45 Gresham Street

London EC2V 7BF

20 September 2022

To the holders of Micro Focus Shares and, for information only, to holders of awards and options under the Micro Focus Share Plans and persons with information rights.

Dear Shareholder,

RECOMMENDED ACQUISITION OF

MICRO FOCUS INTERNATIONAL PLC BY OPENTEXT CORPORATION

(through its wholly-owned subsidiary, OpenText UK Holding Limited)

1.
Introduction

On 25 August 2022, the boards of directors of Micro Focus and OpenText announced that they had reached agreement on the terms and conditions of a recommended cash offer to be made by OpenText, acting through its wholly-owned subsidiary, Bidco, for the entire issued, and to be issued, ordinary share capital of Micro Focus. It is intended that the Acquisition will be implemented by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act.

The Scheme requires, among other things, the approval of Scheme Shareholders at the Court Meeting and Micro Focus Shareholders at the General Meeting as well as the sanction of the Court.

Your attention is drawn to the letter set out in Part I (Letter from the Chairman of Micro Focus) of this Document, which forms part of this Explanatory Statement. The letter contains, among other things, (i) the Micro Focus Directors’ unanimous recommendation that Micro Focus Shareholders vote in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting, and (ii) information on the background to, and reasons for, giving the above recommendation.

The Micro Focus Directors have been advised by Goldman Sachs and Numis in connection with the financial terms of the Acquisition. We have been authorised by the Micro Focus Directors to write to you to explain the terms of the Acquisition and to provide you with other relevant information.

This Part II (Explanatory Statement) contains a summary of the terms of the Scheme, while the terms of the Scheme are set out in full in Part IV (The Scheme of Arrangement) of this Document. For Overseas Shareholders and Micro Focus ADS Holders, your attention is drawn to Part VII (Additional Information for Overseas Shareholders), which forms part of this Explanatory Statement.

Statements made or referred to in this letter regarding OpenText’s reasons for the Acquisition, information concerning the business of OpenText, the financial effects of the Acquisition on OpenText and/or intentions or expectations of or concerning OpenText reflect the views of the OpenText Directors.

Statements made or referred to in this letter regarding the background to and reasons for the recommendation of the Micro Focus Directors, information concerning the business of the Micro Focus Group and/or intentions or expectations of or concerning the Micro Focus Group prior to completion of the Acquisition reflect the views of the Micro Focus Directors.

2.
Summary of the terms of the Acquisition and the Scheme

Under the terms of the Acquisition, which is subject to the Conditions and further terms set out in Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document, Scheme Shareholders at the Scheme Record Time will be entitled to receive:

 for each Scheme Share:                                                     532 pence in cash

This represents a premium of:

.1
98.3 per cent. to the Closing Price of 268 pence per Micro Focus Share on 24 August 2022 (being the last Business Day before the date of the Rule 2.7 Announcement);

.2
79.1 per cent. to the volume-weighted average price of 297 pence per Micro Focus Share for the three-month period ended 24 August 2022 (being the last Business Day before the date of the Rule 2.7 Announcement); and

.3
60.5 per cent. to the volume-weighted average price of 331 pence per Micro Focus Share for the six-month period ended 24 August 2022 (being the last Business Day before the date of the Rule 2.7 Announcement).

The Acquisition Price values the entire issued and to be issued ordinary share capital of Micro Focus at approximately £1.8 billion on a fully diluted basis and values Micro Focus at approximately £5.1 billion on an enterprise value basis.

The Acquisition Price implies an enterprise value multiple of approximately:

●
2.1 times Micro Focus’s revenues for the year ended 31 October 2021 and 2.2 times for the 12 months ended 30 April 2022; and

●
5.9 times Micro Focus’s Adjusted EBITDA for the year ended 31 October 2021 and 6.3 times for the 12 months ended 30 April 2022.

3.
Dividends

If any dividend or other distribution or return of value is proposed, declared, made, paid or becomes payable by Micro Focus in respect of a Micro Focus Share on or after the date of the Rule 2.7 Announcement and prior to the Effective Date, OpenText will have the right to reduce the value of the Consideration payable for each Micro Focus Share by up to the amount per Micro Focus Share of such dividend, distribution or return of value in which case the Consideration payable under the Scheme shall be deemed to be a reference to the Consideration as so reduced. If OpenText exercises this right or makes such a reduction in respect of a dividend, other distribution or return of value, Micro Focus Shareholders will be entitled to receive and retain that dividend, other distribution or return of value. Any exercise by OpenText of its rights referred to in this paragraph shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the Acquisition.

4.
Background to and reasons for the recommendation

Information relating to the background to and reasons for the Micro Focus Directors’ recommendation of the Acquisition is set out in paragraph 4 of Part I (Letter from the Chairman of Micro Focus) of this Document.

5.
Irrevocable Undertakings

OpenText has received irrevocable undertakings in support for the Acquisition from the Micro Focus Directors who hold Micro Focus Shares in respect of their own beneficial holdings which are under their control, totalling, in aggregate, 1,183,378 Micro Focus Shares, representing approximately 0.352 per cent. of the issued share capital of Micro Focus as at the Latest Practicable Date.

In addition to the irrevocable undertakings received from Micro Focus Directors described above, OpenText has received an irrevocable undertaking to vote in favour (or procure a vote in favour) of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting from Dodge & Cox in respect of, in aggregate, 54,654,085 Micro Focus Shares (including 31,090,071 Micro Focus Shares represented by Micro Focus ADSs), representing approximately 16.263 per cent. of the issued share capital of Micro Focus as at the Latest Practicable Date.

Therefore, in total, OpenText has received irrevocable undertakings to vote in favour (or procure a vote in favour) of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting in respect of 55,837,463 Micro Focus Shares (including 31,090,071 Micro Focus Shares represented by Micro Focus ADSs), representing approximately 16.615 per cent. of the issued share capital of Micro Focus as at the Latest Practicable Date.

Further details of these irrevocable undertakings, including the circumstances in which they cease to be binding, are set out in paragraph 6 of Part VIII (Additional Information on Micro Focus, Bidco and OpenText) of this Document. Copies of the irrevocable undertakings are available on Micro Focus’s website at https://www.microfocus.com/en-us/investors and will remain on display until the end of the Offer Period.

6.
Strategic plans and intentions with regard to management, employees and places of business

OpenText believes that the proposed acquisition of Micro Focus is a highly compelling strategic proposition providing the opportunity for significant growth, cost synergies and strong value creation for the Enlarged Group and substantial benefits for all stakeholders. OpenText believes that the acquisition of Micro Focus will create a global platform for information and infrastructure software available in the cloud and off-cloud. OpenText believes that the Enlarged Group will benefit from one of the most diverse product ranges in the market with multiple avenues for future growth, revenue and cash flow generation. OpenText is aware of the scale of the transformation that the Micro Focus Group has been delivering in recent years in the context of a challenging macroeconomic environment and believes that it can bring significant expertise and resources, together with deep experience of integrating acquired businesses into the OpenText Group, to support Micro Focus’s business transformation efforts and position the Enlarged Group for future revenue and cash flow growth.

OpenText values Micro Focus's strong brands, products and culture and attaches great importance to the depth of skillset, expertise and experience of Micro Focus's management team and employees. OpenText intends that existing employees of Micro Focus will have the ability to benefit from potential new opportunities and will make an important contribution to the success of the Enlarged Group following the Effective Date.

OpenText has confidence in the United Kingdom as an attractive destination for investment and in the long-term future of the United Kingdom’s technology sector. OpenText values Micro Focus’s and OpenText’s United Kingdom heritage, Micro Focus’s commercial and Government customer base in the United Kingdom, and Micro Focus’s and OpenText’s existing customers, employees and investments in the United Kingdom. OpenText is committed to maintaining a strong presence in the United Kingdom and the Enlarged Group will honour and continue to deliver Micro Focus’s contracts with the United Kingdom Government.

Prior to the Rule 2.7 Announcement, and consistent with market practice, OpenText was granted access to limited Micro Focus information and Micro Focus’s senior management for the purposes of conducting a confirmatory due diligence exercise. Following the Effective Date, OpenText intends to review Micro Focus’s business further to determine the optimal structure for the Micro Focus Group and its operations within the Enlarged Group’s business units and markets. However, OpenText has not yet made any decisions in relation to specific actions or initiatives. OpenText expects its review to include Micro Focus’s business and operations (including recruitment and vendor costs, open vacancies, sales, product development and research and development (“R&D”) activities), premises and pension schemes. OpenText expects to conclude its review within 12 months after the Effective Date and intends for Micro Focus to be on OpenText’s operating model within six quarters after the Effective Date.

Cost savings programme

OpenText notes and supports Micro Focus’s management’s stated objective to achieve approximately US$300 million of targeted cost reductions (net of inflation) under its group-wide cost initiatives in order to reduce the Micro Focus cost base and free-up cash flow and position the Micro Focus business for future growth, and understands from Micro Focus’s management that Micro Focus has already begun executing targeted initiatives in order to achieve its cost saving targets.

In addition to Micro Focus’s US$300 million of targeted net cost reductions (net of inflation), OpenText is targeting approximately US$100 million of additional cost synergies across the Enlarged Group consistent with market practice for transactions of this scale, which OpenText intends to realise within the 24 months following the Effective Date. Although no firm decisions have been made at this stage, OpenText anticipates that of the total of approximately US$400 million target cost savings, the savings not already executed by Micro Focus will be generated primarily through a combination of operational efficiencies, elimination of duplicative roles and listed public company costs (which includes Micro Focus’s listing costs, audit and other professional fees and Micro Focus Board remuneration packages), lower general and administrative expenses relative to the size of the Enlarged Group, rationalisation of recruitment and vendor costs, ceasing hiring for non-essential vacancies, best in class improvements in sales and product development productivity, and optimisation of the Enlarged Group’s portfolio of real estate and offices to ensure that the Enlarged Group is operating efficiently and in line with industry best practice. OpenText expects that these initiatives will result in moderate headcount reduction across the Enlarged Group consistent with market practice for transactions of this scale. At this stage, no decisions have been made in relation to the extent to which headcount reductions in any geographies or areas of the business might contribute towards the targeted cost savings.

Research and development

Owing to the nature of its business, Micro Focus conducts significant R&D activities, with approximately 40 per cent. of the Micro Focus employee base dedicated to R&D.

OpenText is also committed to innovation and helping organisations deliver on their digital imperatives.

As part of the review referred to above, OpenText will evaluate the existing R&D and related functions (customer support and sales) of the Micro Focus Group to ascertain how best to integrate these activities into the OpenText Group’s existing functions. The review will be focused on identifying product offerings and end markets where optimisation of R&D and related functions and/or capital investment, simplification of product offerings and/or increased coordination between business units within the Enlarged Group can help drive long-term growth. Although OpenText has not made any decisions in relation to any specific actions that may be taken as a result of this review, OpenText expects to consider the following areas of potential integration and consolidation: business units, cloud operations, technical support and centralised common R&D activities. Innovation and R&D in the United Kingdom will continue following the Effective Date.

Management and employees

OpenText attaches great importance to the depth of skillset, expertise and experience of the existing management and employees of the Micro Focus Group. OpenText anticipates that employees of the Micro Focus Group will have the opportunity to benefit from potential new opportunities within the Enlarged Group following the Effective Date.

Following the Effective Date, the existing contractual and statutory employment rights of the Micro Focus employees will be safeguarded, in accordance with applicable law. OpenText does not intend to make any material changes to the terms and conditions of employment of Micro Focus employees for a period of 12 months after the Effective Date.

As stated above, OpenText expects that the cost saving targets referred to above will result in moderate headcount reduction across the Enlarged Group, consistent with market practice for transactions of this scale. At this stage, no decisions have been made in relation to the extent to which headcount reductions in any geographies or areas of the business might contribute towards the targeted cost savings, however, as stated above, any headcount reduction is likely to result from a combination of operational efficiencies, elimination of duplicative roles and listed public company costs, lower general and administrative expenses relative to the size of the Enlarged Group and best in class improvements in sales and product development productivity. The evaluation, preparation, finalisation and implementation of any headcount reductions will be subject to comprehensive planning and engagement with Micro Focus’s leadership and all necessary information and consultation with employees and employee representatives required by applicable local law, and may be reduced by natural attrition. Any individuals affected will be addressed in a manner consistent with the established high standards and practices of OpenText, and in accordance with applicable local laws. OpenText will also consider, where possible, how individuals in affected roles may potentially be reassigned to other appropriate roles within the Enlarged Group.

Save as set out above, OpenText does not intend to make any material change in the balance of skills and functions of employees and management of Micro Focus. It is expected that each of the non-executive Micro Focus directors will resign from their office as a director of Micro Focus on or shortly after the Effective Date.

Management Incentive Arrangements

Under the terms of the Cooperation Agreement, OpenText and Micro Focus have agreed that all outstanding awards and options under the Micro Focus Share Plans that are unvested immediately before the Court sanctions the Scheme will be dealt with as follows:

●
RSU Awards will be exchanged for equivalent awards over OpenText shares;

●
PSU Awards granted in FY20 and FY21 will vest on the Court sanctioning the Scheme to the extent determined by the Micro Focus Remuneration Committee in accordance with the relevant share plan rules and PSU Awards granted in FY22 will be exchanged for equivalent awards over OpenText shares;

●
Awards under the Micro Focus DSBP will be exchanged for equivalent awards over OpenText shares; and

●
OpenText will make appropriate proposals to participants who hold options under the Micro Focus ESPP, Irish Sharesave and UK Sharesave plans in due course in accordance with the relevant plans rules and applicable law.

As outlined in more detail in the Cooperation Agreement, OpenText and Micro Focus have also agreed provisions relating to the treatment of awards held by Micro Focus employees who cease employment with the Enlarged Group in certain circumstances during a specified period after the Effective Date.

Further details on OpenText’s proposals regarding both vested and unvested awards under the Micro Focus Share Plans are set out in paragraph 11 below and in the letters to participants in the Micro Focus Share Plans as required by Rule 15 of the Takeover Code.

Other than as disclosed in this paragraph 6, OpenText has not entered into, and has not had any discussions in respect of, any form of incentivisation or other arrangements with members of Micro Focus’s management.

Headquarters, locations and fixed assets

OpenText believes that the Acquisition provides the opportunity to optimise Micro Focus’s and OpenText’s existing offices. As part of the review referred to above, following the Effective Date, OpenText will review the global office and real estate footprint of the Enlarged Group, and consider where the Enlarged Group has co-located office facilities and where there is scope for consolidation in order to optimise rental and lease expenses, and to enable colleagues to work more closely together and enhance the corporate culture of the Enlarged Group. The review will include both OpenText and Micro Focus offices. Subject to this review, OpenText expects that there will be opportunities to consolidate in a number of locations where Micro Focus and OpenText operate. OpenText expects that the Enlarged Group will retain a combination of existing OpenText and Micro Focus offices.

Following the Effective Date, OpenText intends to maintain its global head office location of Waterloo, Canada, which will serve as the global head office of the Enlarged Group.

OpenText does not have any intentions to redeploy any of Micro Focus’s fixed assets.

Pensions

Micro Focus does not operate any defined benefit pension schemes in the United Kingdom. Micro Focus operates a number of defined benefit pension schemes in countries outside the United Kingdom, with the highest concentration of these schemes being in Germany (where typically there are no funding requirements in addition to the obligation on the employer to settle the benefits when they fall due for payment).

OpenText recognises the importance of upholding Micro Focus’s pension obligations and ensuring that, where relevant, Micro Focus’s pension schemes are appropriately funded in accordance with their governing documentation and statutory requirements in the relevant jurisdictions. However, as part of the review referred to above, OpenText will need to review Micro Focus’s pension schemes in detail after the Effective Date, including in relation to any ongoing funding arrangements, contributions and admission of new members to the schemes. Any changes resulting from such review will be made in accordance with applicable law and the documentation governing the schemes.

Trading facilities

Micro Focus Shares are currently listed on the Official List and admitted to trading on the Main Market of the London Stock Exchange. As set out in paragraph 16 below, applications will be made to: (a) the London Stock Exchange to cancel trading in Micro Focus Shares on the Main Market of the London Stock Exchange; and (b) the FCA to cancel the listing of the Micro Focus Shares on the Official List, in each case with effect from or shortly after the Effective Date. OpenText also intends to re-register Micro Focus as a private company as soon as practicable following the Effective Date.

The Micro Focus ADSs currently trade on the New York Stock Exchange. As set out in paragraph 16 below, it is intended that, following the Effective Date, Micro Focus will delist the Micro Focus ADSs from the New York Stock Exchange, terminate the registration with the SEC and suspend its reporting obligations under the US Exchange Act. As a result, Micro Focus will no longer be required to file reports with the SEC. It is also intended that, following the Effective Date, the Micro Focus ADR Programme will be terminated in accordance with the provisions of the Deposit Agreement.

Environmental, Social and Governance

OpenText prioritises environmental, social and corporate governance (“ESG”) goals and recently published its 3rd annual Corporate Citizenship Report. OpenText is proud of its ESG accomplishments and is committed to a science-based emissions target of 50 per cent. reduction by 2030 with net-zero by 2040. OpenText is also supportive of Micro Focus’s existing environmental, renewable energy and carbon related commitments and will continue to support such initiatives to ensure that Micro Focus achieves its aims of making sustainable and responsible businesses an integral part of Micro Focus’s operations.

Post-offer undertakings

No statement in this paragraph 6 constitutes a “post-offer undertaking” for the purposes of Rule 19.5 of the Takeover Code.

7.
Information relating to Micro Focus

Micro Focus is one of the world’s largest enterprise software providers addressing the technology needs and challenges of its customers globally. Micro Focus’s solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Micro Focus’s broad set of technology for security, IT operations, applications delivery, governance, modernisation and analytics provides innovative solutions that the world’s largest organisations need to run and transform concurrently.

Micro Focus software provides the tools that its tens of thousands of customers need to build, operate, secure and analyse their enterprises.

Within the Micro Focus product portfolio are a broad and diverse portfolio of products which are organised into five product groups with each group containing multiple products:

●
Application Modernisation & Connectivity (“AMC”): AMC solutions help customers unlock the value from core business applications through the provision of innovative solutions for modernisation which enable a transformational journey to deliver ongoing value and greater flexibility from longstanding IT investments, on or off the mainframe.

●
Application Delivery Management (“ADM”): ADM solutions help customers increase velocity, remove bottlenecks and deliver high-performing applications to better support their digital business. Combined, these solutions increase stakeholder alignment and the delivery of value, while liberating resources to release faster without compromising quality.

●
IT Operations Management (“ITOM”): ITOM Solutions simplify the complexity of IT operations. Powered by built-in analytics, they help business users easily engage with IT through Enterprise Service Management, deliver Full-Stack AIOps for service assurance, automate the service fulfilment life cycle, and strengthen IT service governance.

●
Cyber Resilience (“CyberRes”): Comprehensive security solutions help enterprises create cyber resilience through detecting threats, securing data and applications, and protecting identities – enabling customers to adapt and evolve for the future. Artificial Intelligence, machine learning and behavioural analytics capabilities enable this to be done and enterprise scale.

●
Information Management & Governance (“IM&G”): IM&G solutions help customers analyse, understand and control data – to derive value and manage enterprise risk. Efficient compliance, governance, customer behaviour and IOT analytics are representative use cases.

Micro Focus is headquartered in the United Kingdom, with significant operations in the United States and India where the majority of its workforce is based. Micro Focus is listed on the London Stock Exchange and is a member of the FTSE 250 index. The Micro Focus ADSs are listed on the New York Stock Exchange.

8.
Information relating to OpenText and Bidco

OpenText is a publicly-listed company incorporated under the laws of Ontario and its shares are traded on NASDAQ and the Toronto Stock Exchange, with a market capitalisation of approximately US$8 billion. OpenText is a leading provider of information management products and services that help companies all over the world manage the creation, capture, use, analysis and lifecycle of structured and unstructured data. OpenText has a long history of successful transactions executed with focus and speed, both in its traditional and adjacent market segments, and a proven track record of effectively integrating acquired businesses.

Bidco is a wholly-owned subsidiary of OpenText, incorporated in England and Wales. Bidco has been formed for the purpose of implementing the Acquisition. Save for activities undertaken in connection with its incorporation and the Acquisition, Bidco has not traded before the date of the Rule 2.7 Announcement.

9.
Financial effects of the Acquisition on OpenText

Following the Scheme becoming Effective, the earnings, assets and liabilities of the Micro Focus Group would be consolidated into the earnings, assets and liabilities of the OpenText Group. The earnings, assets and liabilities of the OpenText Group would thereby be increased. In addition, the liabilities of the OpenText Group would also be increased to reﬂect the debt incurred in order to fund the Acquisition.

10.
Financing of the Acquisition

Concurrently with the Rule 2.7 Announcement, OpenText and certain of its subsidiaries entered into (i) a Term Loan Agreement (the “Term Loan Agreement”) among OpenText, the lenders party thereto, the subsidiary guarantors party thereto and Barclays Bank PLC, as administrative agent and collateral agent, and (ii) a Bridge Loan Agreement (the “Bridge Loan Agreement”, and the bridge facility provided for therein, the “Bridge Facility”), among OpenText, the lenders party thereto, the subsidiary guarantors party thereto and Barclays Bank PLC, as administrative agent and collateral agent.

The Term Loan Agreement provides for a senior secured delayed-draw term loan facility in an aggregate principal amount of US$2.585 billion (the “Term Loan Facility”). The proceeds of the Term Loan Facility, if drawn, will only be used for Certain Funds Purposes (as defined in the Term Loan Agreement), including to finance the cash consideration payable to Micro Focus Shareholders.

The Bridge Loan Agreement provides for commitments of up to US$2.0 billion which, together with cash on hand and borrowings under OpenText’s fourth amended and restated credit agreement entered into on 31 October, 2019 (the “Revolving Credit Agreement”), among OpenText and certain of its subsidiaries, the guarantors party thereto, the lenders party thereto and Barclays Bank PLC, as administrative agent and collateral agent, will be used to repay Micro Focus’s existing debt. Subject to the conditions in the Bridge Loan Agreement, OpenText intends to reduce commitments or the borrowings under the Bridge Loan Agreement by accessing the debt capital markets prior to or following the closing of the Acquisition. Such debt issuance would be subject to market and other conditions and this Document does not constitute the offer or sale of any securities in any jurisdiction.

Further details of the Term Loan Agreement, Bridge Loan Agreement and the Revolving Credit Agreement are set out in paragraph 9 of Part VII (Additional Information on Micro Focus, OpenText and Bidco).

Barclays, as sole financial adviser to OpenText and Bidco, is satisfied that sufficient resources are available to Bidco to satisfy in full the cash consideration payable to Micro Focus Shareholders pursuant to the terms of the Acquisition.

11.
Micro Focus Share Plans

The Micro Focus Group operates the Micro Focus Share Plans to reward and retain its employees.

Participants in the Micro Focus Share Plans will be contacted separately regarding the effect of the Scheme on their rights under the Micro Focus Share Plans and with the details of the arrangements applicable to them. A summary of the effect of the Scheme on outstanding options and awards is set out below. In the event of any conflict between the summary set out below and the rules of the relevant Micro Focus Share Plan, the Micro Focus Directors’ remuneration policy (where applicable) and/or the communications to participants in the Micro Focus Share Plans regarding the effect of the Scheme on their rights under the Micro Focus Share Plans and the details of the arrangements applicable to them (the “Micro Focus Share Plan Notices”), the rules of the relevant Micro Focus Share Plan, the Micro Focus Directors’ remuneration policy (where applicable) or the terms of the Micro Focus Plan Notices (as the case may be) will prevail.

The Scheme will apply to any Micro Focus Shares which are unconditionally allotted, issued or transferred to satisfy the vesting of awards or exercise of options under the Micro Focus Share Plans before the Scheme Record Time. Any Micro Focus Shares allotted or issued to satisfy the vesting of awards or exercise of options under the Micro Focus Share Plans after the Scheme Record Time will, subject to the Scheme becoming Effective and the proposed amendments to the Articles of Association being approved at the General Meeting, be transferred to Bidco in exchange for the same consideration as Scheme Shareholders will be entitled to receive under the Scheme.

Further information in respect of the proposed amendments to the Articles of Association is contained in the Part XI (Notice of General Meeting) of this Document.

11.1
LTIP

FY20 PSU Awards and FY21 PSU Awards

FY20 PSU Awards and FY21 PSU Awards granted under the LTIP that do not otherwise vest prior to the Court Sanction Date will vest early on the Court Sanction Date as a consequence of the Acquisition. The Micro Focus Remuneration Committee will, at its sole discretion, determine the extent to which FY20 and FY21 PSU Awards vest, taking into account the extent to which applicable performance conditions have been satisfied. The Micro Focus Remuneration Committee may also determine that the awards and options will not be subject to any time pro-rating reduction. Discretion as to whether or not to apply time pro-rating will be exercised on or shortly before the Court Sanction Date, along with the assessment of the extent to which applicable performance conditions (if any) have been achieved.

FY22 PSU Awards

FY22 PSU Awards granted under the LTIP that do not otherwise vest prior to the Court Sanction Date will, as soon as practicable after the Effective Date, be automatically exchanged in accordance with the rules of the LTIP for equivalent awards (the “Replacement PSU Awards”) over Bidder Shares on the basis that: (i) the Replacement PSU Awards will, in accordance with the rules of the LTIP, be governed by the same terms as applied to the FY22 PSU Awards under the rules of the LTIP and shall be governed by the LTIP as adopted by OpenText; (ii) the Replacement PSU Awards will not be subject to any performance condition; and (iii) the number of Bidder Shares subject to each Replacement PSU Award will be calculated in respect of the full number of Micro Focus Shares comprised in the existing FY22 PSU Award, without reduction for any time pro-rating or performance assessment.

The number of Bidder Shares subject to each Replacement PSU Award shall be calculated based on: (i) the Acquisition Price; (ii) the closing price of US$37.24 for a Bidder Share, as derived from Bloomberg on 24 August 2022, being the last Business Day prior to the date of Announcement; and (iii) a USD/GBP exchange rate of 0.8475 as derived from Bloomberg as at 4:30pm London Time on 24 August 2022, being the last Business Day prior to the date of the Rule 2.7 Announcement.

RSU Awards

RSU Awards granted under the LTIP that do not otherwise vest prior to the Court Sanction Date will, as soon as practicable after the Effective Date, be automatically exchanged in accordance with the rules of the LTIP for equivalent awards (the “Replacement RSU Awards”) over Bidder Shares. The Replacement RSU Awards will, in accordance with the rules of the LTIP, be governed by the same terms as applied to the RSU Awards under the rules of the LTIP and shall be governed by the LTIP as adopted by OpenText.

The number of Bidder Shares subject to each Replacement RSU Award shall be calculated based on: (i) the Acquisition Price; (ii) the closing price of US$37.24 for a Bidder Share, as derived from Bloomberg on 24 August 2022, being the last Business Day prior to the date of Announcement; and (iii) a USD/GBP exchange rate of 0.8475 as derived from Bloomberg as at 4:30pm London Time on 24 August 2022, being the last Business Day prior to the date of the Rule 2.7 Announcement.

FY23 Awards

Any FY23 Awards granted under the LTIP that do not otherwise vest prior to the Court Sanction Date will vest early on the Court Sanction Date as a consequence of the Acquisition. The Micro Focus Remuneration Committee will, at its sole discretion, determine the extent to which FY23 Awards vest, taking into account the extent to which applicable performance conditions (in the case of performance-based FY23 Awards) have been satisfied. The Micro Focus Remuneration Committee may also determine the extent to which the FY23 Awards will be subject to any time pro-rating reduction, although it is the Remuneration Committee’s current intention to determine that the awards (if granted) will vest subject to time pro-rating. Discretion as to whether or not to apply time pro-rating will be exercised on or shortly before the Court Sanction Date, along with the assessment of the extent to which applicable performance conditions (if any) have been achieved.

11.2
Micro Focus DSBP

Any Micro Focus DSBP Awards granted under the Micro Focus DSBP (including Micro Focus DSBP Awards granted after the date of the Rule 2.7 Announcement) that do not otherwise vest prior to the Court Sanction Date will be automatically exchanged in accordance with the rules of the Micro Focus DSBP for equivalent awards (the “Replacement DSBP Awards”) over Bidder Shares, with the Replacement DSBP Awards continuing to be subject to the rules of the DSBP, with vesting and exercise of those Replacement DSBP Awards being in accordance with those rules and grant documents.

The number of Bidder Shares subject to each Replacement DSBP Award shall be calculated based on: (i) the Acquisition Price; (ii) the closing price of US$37.24 for a Bidder Share, as derived from Bloomberg on 24 August 2022, being the last Business Day prior to the date of the Rule 2.7 Announcement; and (iii) a USD/GBP exchange rate of 0.8475 as derived from Bloomberg as at 4:30pm London Time on 24 August 2022, being the last Business Day prior to the date of the Rule 2.7 Announcement.

11.3
UK Sharesave

Options granted under the UK Sharesave that do not otherwise become exercisable prior to the Court Sanction Date will be exercisable in the six month period following the Court Sanction Date as a consequence of the Acquisition, and will be exercisable over less than the full number of Micro Focus Shares than would otherwise be the case on maturity of the related savings contracts. Option holders will be able to elect to exercise their options under the UK Sharesave on the Court Sanction Date.

11.4
Irish Sharesave

Options granted under the Irish Sharesave that do not otherwise become exercisable prior to the Court Sanction Date will be exercisable in the six month period following the Court Sanction Date as a consequence of the Acquisition, and will be exercisable over less than the full number of Micro Focus Shares than would otherwise be the case on maturity of the related savings contracts. Option holders will be able to elect to exercise their options under the Irish Sharesave on the Court Sanction Date.

11.5
ESPP

Options granted under the Micro Focus ESPP which do not otherwise have been exercisable prior to the Court Sanction Date will be automatically exercised on the Court Sanction Date as a consequence of the Acquisition over less than the full number of Micro Focus Shares than would otherwise be the case on maturity of the related contract.

12.
The Micro Focus Directors and the effect of the Scheme on their interests

Details of the interests of the Micro Focus Directors in the issued ordinary share capital of Micro Focus, and Awards in respect of such share capital, are set out in Part VIII (Additional Information on Micro Focus, Bidco and OpenText). Scheme Shares held by the Micro Focus Directors at the Scheme Record Time will be subject to the Scheme.

The Micro Focus Directors who hold Micro Focus Shares have irrevocably undertaken to vote in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed at the General Meeting (and, if the Acquisition is subsequently structured as a Takeover Offer made by OpenText in accordance with the terms of the irrevocable undertakings) in respect of those Micro Focus Shares that they hold and in respect of which they control the voting rights. These irrevocable undertakings also extend to any shares acquired by the Micro Focus Directors as a result of the vesting of awards or the exercise of options under the Micro Focus Share Plans.

Further details of these irrevocable undertakings, including the circumstances in which they cease to be binding, are set out in paragraph 6 of Part VIII (Additional Information on Micro Focus, Bidco and OpenText) of this Document.

Particulars of the service agreements (including termination provisions) and letters of appointment of the Micro Focus Directors are set out in paragraph 7 of Part VIII (Additional Information on Micro Focus, Bidco and OpenText) of this Document.

It is expected that each of the non-executive Micro Focus directors will resign from their office as a director of Micro Focus on or shortly after the Effective Date.

In common with the other participants in the Micro Focus Share Plans, the mechanics set out in paragraph 11 above will also apply to those Micro Focus Directors who hold Awards.

Save as set out above, the effect of the Scheme on the interests of Micro Focus Directors does not differ from its effect on the like interests of any other holder of Scheme Shares.

13.
Description of the Scheme and the Meetings

The Scheme

The Acquisition is to be implemented by means of a Court-sanctioned scheme of arrangement between Micro Focus and the Scheme Shareholders who are on the register of members of Micro Focus at the Scheme Record Time, under Part 26 of the Companies Act. This procedure requires approval by Scheme Shareholders at the Court Meeting and Micro Focus Shareholders at the General Meeting, and sanction of the Scheme by the Court. The Scheme is set out in full in Part IV (The Scheme of Arrangement) of this Document.

The purpose of the Scheme is to provide for Bidco to become the holder of the entire issued and to be issued share capital of Micro Focus. This is to be achieved by transferring the Scheme Shares held by Scheme Shareholders as at the Scheme Record Time to OpenText, in consideration for which OpenText will pay consideration in the form of cash to Scheme Shareholders (at the Scheme Record Time) on the basis set out in paragraph 17 of this Part II (Explanatory Statement). Any Micro Focus Shares held by or on behalf of the OpenText Group are excluded from the Scheme.

The Court Meeting and the General Meeting

The Scheme will require the approval of Scheme Shareholders at the Court Meeting and Micro Focus Shareholders at the separate General Meeting, both of which will be held on 18 October 2022 at The Lawn, Old Bath Road, Newbury, Berkshire, RG14 1QN, England. The Court Meeting is being held with the permission of the Court to seek the approval of Scheme Shareholders for the Scheme. The General Meeting is being convened to seek the approval of Micro Focus Shareholders to enable the Micro Focus Directors to implement the Scheme and to amend the Articles of Association as described below.

Notices of both the Court Meeting and the General Meeting are set out in Part X (Notice of Court Meeting) and Part XI (Notice of General Meeting) respectively of this Document. Entitlement to attend and vote at these Meetings and the number of votes which may be cast thereat will be determined by reference to the register of members of Micro Focus at the Voting Record Time.

Upon the Scheme becoming Effective, it will be binding on all Scheme Shareholders holding Scheme Shares at the Scheme Record Time, irrespective of whether or not they attended or voted in favour of, or against, the Scheme at the Court Meeting or in favour of, or against, or abstained from voting on the Special Resolution at the General Meeting.

Any Micro Focus Shares which OpenText may acquire prior to the Court Meeting or the General Meeting (and any Micro Focus Shares which any member of the OpenText Group (or its nominees) holds at the date of the Court Meeting or General Meeting) are not Scheme Shares and therefore no member of the OpenText Group (or its nominees) is entitled to vote at the Court Meeting in respect of the Micro Focus Shares held or acquired by it. Each such member of the OpenText Group will undertake to be bound by the Scheme.

Court Meeting

The Court Meeting has been convened with the permission of the Court for 2.00 p.m. on 18 October 2022 for Scheme Shareholders on the register of members of Micro Focus as at the Voting Record Time to consider and, if thought fit, approve the Scheme.

At the Court Meeting, voting will be by poll and each Scheme Shareholder present in person or by proxy will be entitled to one vote for each Scheme Share held as at the Voting Record Time. The approval required at the Court Meeting is a simple majority in number of those Scheme Shareholders present and voting (and entitled to vote) in person or by proxy, representing 75 per cent. or more in value of the Scheme Shares voted by such Scheme Shareholders.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of Scheme Shareholders. Whether or not you intend to attend and/or vote at the Meetings, you are therefore strongly encouraged to: (i) sign and return your Forms of Proxy by post; or (ii) transmit a proxy appointment and voting instruction online via Equiniti’s online facility or through the CREST electronic proxy appointment service, as soon as possible.

The completion and return of the Forms of Proxy by post (or transmission of a proxy appointment or voting instruction online, through CREST or via Equiniti’s online facility) will not prevent you from attending, asking questions and voting (and/or, in the case of the Court Meeting, raising any objections) at the Court Meeting or the General Meeting, if you are entitled to and wish to do so.

If the BLUE Form of Proxy for the Court Meeting is not lodged by 2.00 p.m. on 14 October 2022 (or, in the case of any adjournment, not later than 48 hours before the time fixed for the adjourned Meeting, excluding any part of such 48 hour period falling on a non-working day), it may be: (i) scanned and emailed to Equiniti at the following email address: proxyvotes@equiniti.com; or (ii) presented in person to the Equiniti representative who will be present at the Court Meeting, at any time prior to the commencement of the Court Meeting (or any adjournment thereof). In the case of the General Meeting, if the YELLOW Form of Proxy for the General Meeting is not lodged by 2.15 p.m. on 14 October 2022 (by post or transmission of a proxy appointment or voting instruction online, through CREST or via Equiniti’s online facility) (or, in the case of any adjournment, not later than 48 hours before the time fixed for the adjourned Meeting, excluding any part of such 48 hour period falling on a non-working day), it will be invalid.

General Meeting

In addition, the General Meeting has been convened for the same date (to be held as soon as thereafter as the Court Meeting concludes or is adjourned) to consider and, if thought fit, pass the Special Resolution to:

(A)
authorise the Micro Focus Directors to take all such actions as they may consider necessary or appropriate for carrying the Scheme into effect; and

(B)
amend the Articles of Association in the manner described below.

Voting at the General Meeting will be by poll and each Micro Focus Shareholder present in person or by proxy will be entitled to one vote for each Micro Focus Share held as at the Voting Record Time. The approval required for the Special Resolution to be passed is at least 75 per cent. of the votes cast on such resolution (in person or by proxy).

Micro Focus will announce the details of the votes at each Meeting as required under the Takeover Code through a Regulatory Information Service as soon as practicable after the conclusion of the Meetings and, in any event, by no later than 8.00 a.m. on the Business Day following the Meetings.

Court Sanction Hearing

Under the Companies Act, the Scheme requires the sanction of the Court. The hearing by the Court to sanction the Scheme is currently expected to be held following the Meetings on a date which is no more than 21 days after the satisfaction (or, if applicable, waiver) of the Conditions (other than Conditions 2.1(A)(i), 2.1(B)(i) and 2.1(C)(i) (Scheme approval) set out in Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document and, in any event, prior to the Long Stop Date).

The Scheme shall lapse if:

(A)
the Court Meeting and the General Meeting are not held on or before 9 November 2022 (or such later date (if any) as OpenText and Micro Focus may agree (with the consent of the Panel) and the Court may approve, if such approval is required);

(B)
the Court Sanction Hearing is not held on or before the 22nd day after the expected date of such hearing (or such later date (if any) as OpenText and Micro Focus may agree (with the consent of the Panel) and the Court may approve, if such approval is required); or

(C)
the Scheme does not become Effective by the Long Stop Date,

provided however that the deadlines for the timing of the Court Meeting, the General Meeting and the Court Sanction Hearing as set out above may be waived by OpenText, and the deadline for the Scheme to become Effective may be extended by agreement between OpenText and Micro Focus (with the Panel’s consent and as the Court may approve (if such approval(s) is/are required)).

Following sanction of the Scheme by the Court, the Scheme will become Effective in accordance with its terms upon a copy of the Court Order being delivered to the Registrar of Companies.

Micro Focus and/or OpenText will make an announcement through a Regulatory Information Service as soon as practicable following the Scheme becoming Effective.

Upon the Scheme becoming Effective, it will be binding on all Scheme Shareholders holding Scheme Shares at the Scheme Record Time, irrespective of whether or not they attended or voted in favour of, or against, the Scheme at the Court Meeting or in favour of, or against, or abstained from voting on the Special Resolution at the General Meeting.

If the Scheme does not become Effective by the Long Stop Date or such later date, if any, as may be agreed in writing by OpenText and Micro Focus (with the Panel’s consent and as the Court may approve (if such approval(s) is/are required)), the Scheme will never become Effective.

Amendments to the Articles of Association

It is proposed, in the Special Resolution, to amend Micro Focus’s Articles of Association to ensure that any Micro Focus Shares issued or transferred out of treasury under the Micro Focus Share Plans or otherwise between the time at which the Special Resolution is passed and the Scheme Record Time will be subject to the Scheme. It is also proposed to amend Micro Focus’s Articles of Association so that any Micro Focus Shares issued or transferred out of treasury to any person other than OpenText or its nominee(s) at or after the Scheme Record Time will be automatically transferred to OpenText (and, where applicable, for consideration to be paid to the transferee or the original recipient of the Micro Focus Shares so transferred or issued) on the same terms as under the Scheme (other than terms as to timing and formalities). This will avoid any person (other than OpenText or its nominee(s)) holding Micro Focus Shares after the Scheme becomes Effective.

The Special Resolution is set out in the notice of General Meeting in Part XI (Notice of General Meeting) of this Document and seeks the approval of Micro Focus Shareholders for such amendments.

Entitlement to vote at the Meetings

Each Micro Focus Shareholder who is entered in Micro Focus’s register of members at the Voting Record Time (expected to be 6.30 p.m. on 14 October 2022) will be entitled to attend and vote (in person or by proxy) on all resolutions to be put to the General Meeting and Court Meeting respectively. If either Meeting is adjourned, only those Micro Focus Shareholders on the register of members at 6.30 p.m. on the day which is two Business Days before the adjourned Meeting will be entitled to attend (in person or by proxy). Each eligible Micro Focus Shareholder is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him or her. A proxy need not be a Micro Focus Shareholder.

The completion and return of the Forms of Proxy by post (or transmission of a proxy appointment or voting instruction online, through CREST or via Equiniti’s online facility) will not prevent you from attending and voting at the Court Meeting or the General Meeting if you are entitled to and wish to do so.

If you are in any doubt as to whether or not you are permitted to vote at the Meetings (in person or by proxy), please contact the Company’s Registrars, Equiniti, by calling the Shareholder Helpline on +44 (0)371 384 2050. Lines are open between 8.30 a.m. and 5.30 p.m. Monday to Friday (except public holidays in England and Wales). Please use the country code when calling from outside the United Kingdom. Calls from outside the United Kingdom will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and Equiniti cannot provide advice on the merits of the Acquisition or the Scheme or give any financial, legal or tax advice.

Further information on the actions to be taken is set out in paragraph 21 of this Part II (Explanatory Statement).

Modifications to the Scheme

The Scheme contains a provision for Micro Focus and OpenText jointly to consent (on behalf of all persons concerned) to any modification of, or addition to, the Scheme or to any condition which the Court may approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of Scheme Shareholders unless Scheme Shareholders were informed of any such modification, addition or condition. It would be for the Court to decide, in its discretion, whether or not a further meeting of Scheme Shareholders should be held in those circumstances for the purpose of approving any such modification, addition or condition.

14.
Conditions to the Acquisition

The Acquisition and, accordingly, the Scheme is subject to a number of conditions set out in full in Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document, including (among others):

()
approval of the Scheme by a majority in number of the Scheme Shareholders (or relevant class or classes thereof) present and voting (and entitled to vote) at the Court Meeting and any separate class meeting which may be required by the Court, or at any adjournment of such meetings, either in person or by proxy, representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders (or relevant class or classes thereof);

(A)
approval of the Special Resolution necessary to implement the Scheme by Micro Focus Shareholders representing at least 75 per cent. of the votes cast at the General Meeting (or at any adjournment thereof), whether in person or by proxy;

(B)
the sanction of the Scheme by the Court (with or without modifications, but subject to any modifications being on terms acceptable to Micro Focus and OpenText); and

(C)
a copy of the Court Order being delivered for registration to the Registrar of Companies.

Other matters relevant to the Conditions

The Scheme will require approval by Scheme Shareholders at the Court Meeting and Micro Focus Shareholders at the General Meeting and the sanction of the Court at the Court Sanction Hearing. The Meetings and the nature of the approvals required to be given at them are described in more detail in paragraph 13 of this Part II (Explanatory Statement). All Micro Focus Shareholders are entitled to attend the Court Sanction Hearing in person or by proxy to support or oppose the sanctioning of the Scheme.

The Scheme can become Effective only if all Conditions to the Scheme, including shareholder approvals and the sanction of the Court, have been satisfied (unless, where applicable, the relevant Condition is waived). The Scheme will become Effective upon a copy of the Court Order being delivered to the Registrar of Companies. This is expected to occur in Q1 2023. Unless the Scheme becomes Effective by the Long Stop Date or such later date, if any, as may be agreed in writing by OpenText and Micro Focus (with the Panel’s consent and as the Court may approve (if such approval(s) are required)) the Scheme will not become Effective and the Acquisition will not proceed.

If any of the Conditions set out in Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document are not satisfied by the relevant deadline specified therein, OpenText shall make an announcement through a Regulatory Information Service by 8.00 a.m. (London time) on the Business Day following the deadline so specified confirming whether, subject to paragraph 11 of Section B (Waiver and invocation of Conditions) of Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document, OpenText has invoked the relevant Condition, (where applicable) waived the relevant deadline or, with the agreement of Micro Focus (with the Panel’s consent and as the Court may approve (if such consent(s) or approval(s) is/are required)), specified a new date by which that Condition must be satisfied.

Implementation by Takeover Offer

OpenText has reserved the right to elect to implement the Acquisition by way of a Takeover Offer, subject to the Panel’s consent and the terms of the Cooperation Agreement. In such event, such Takeover Offer will (unless otherwise determined by OpenText and subject to the consent of the Panel) be implemented on the same terms and conditions as those which would apply to the Scheme subject to appropriate amendments to reflect the change in method of effecting the Acquisition, which may include (without limitation and subject to the consent of the Panel and subject and without prejudice to the terms of the Cooperation Agreement for so long as it is continuing) an acceptance condition that is set at 90 per cent. (or such lesser percentage, being more than 50 per cent., as OpenText may decide) of the voting rights attaching to Micro Focus Shares, including, for this purpose, any such voting rights attaching to Micro Focus Shares that are unconditionally allotted or issued before the Takeover Offer becomes or is declared unconditional, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

If the Acquisition is effected by way of a Takeover Offer and such Takeover Offer becomes or is declared unconditional in all respects and sufficient acceptances are received, OpenText intends to: (i) make a request to the FCA to cancel the listing of the Micro Focus Shares from the Official List; (ii) make a request to the London Stock Exchange to cancel trading in Micro Focus Shares on its Main Market for listed securities; and (iii) exercise its rights, if available, to apply the provisions of Chapter 3 of Part 28 of the Companies Act to acquire compulsorily the remaining Micro Focus Shares in respect of which the Takeover Offer has not been accepted.

15.
Offer-related arrangements

Cooperation Agreement

OpenText, Bidco and Micro Focus entered into a cooperation agreement (the "Cooperation Agreement") on 25 August 2022, pursuant to which, among other things, OpenText and Micro Focus have agreed to cooperate: (i) in relation to obtaining regulatory clearances in connection with the Acquisition and the making of filings in respect of such clearances, and (ii) in preparing and implementing appropriate proposals in relation to Micro Focus’s employees and the Micro Focus Share Plans. Bidco has also agreed to certain provisions in relation to any switch to a Takeover Offer.

The Cooperation Agreement will terminate in certain circumstances, including: (i) if agreed in writing between OpenText and Micro Focus at any time before the Effective Date, (ii) upon service of a notice from OpenText to Micro Focus if the Micro Focus Directors withdraw, qualify or adversely modify their recommendation of the Acquisition, or make an announcement that they intend to, or (iii) upon service of a notice by either party if, (a) a competing offer completes, becomes effective or is declared or becomes unconditional, (b) the Acquisition terminates or lapses in accordance with its terms, unless such termination or lapse is as a result of a switch to an offer, (c) any Condition which has not been waived is (or has become) incapable of satisfaction by the Long Stop Date and, notwithstanding that Bidco has the right to waive such Condition, it will not do so (in circumstances where the invocation of the relevant Condition has been permitted by the Panel), (d) the Scheme is not approved at the relevant Court meeting or sanctioned by the Court, or the Micro Focus Shareholder resolutions necessary to approve the Scheme are not passed by the Micro Focus Shareholders, or (e) the Acquisition does not become effective by the Long Stop Date.

Confidentiality Agreement

OpenText and Micro Focus entered into the Confidentiality Agreement on 28 July 2022 pursuant to which each of OpenText and Micro Focus has undertaken to keep certain information relating to the Acquisition and to the other party confidential and not to disclose such information to third parties (except to certain permitted parties) for the purposes of evaluating the Acquisition or as permitted in writing by the other party, unless required by applicable laws or regulations. The confidentiality obligations of each party under the Confidentiality Agreement shall remain in place for a period of 24 months from the date of the Confidentiality Agreement, with certain exceptions. The Confidentiality Agreement also contains customary non-solicit and standstill provisions, in each case subject to customary carve-outs.

Clean Team Agreement

OpenText and Micro Focus entered into the Clean Team Agreement on 1 August 2022, which sets out how any confidential information that is commercially sensitive can be disclosed, used or shared for the purposes of due diligence, negotiations, integration planning and antitrust and/or regulatory analyses and clearances. Such commercially sensitive information must only be made available to the party receiving information through designated persons removed from day-to-day commercial or strategic operations and decisions and external professional advisers. The findings of such designated persons and external advisers may only be relayed to other employees, officers and directors of the receiving party in specified circumstances and subject to certain restrictions.

16.
Cancellation of listing of Micro Focus Shares and delisting of Micro Focus ADSs

The last day of dealings in, and registration of transfers of, Micro Focus Shares on the London Stock Exchange is expected to be the Business Day immediately after the Court Sanction Hearing and no transfers shall be registered after 6.00 p.m. on that date, following which Micro Focus Shares will be suspended from the Official List and from the London Stock Exchange’s Main Market for listed securities from 7.30 a.m. on the next Business Day thereafter.

It is intended that, prior to the Effective Date, applications will be made to the London Stock Exchange for Micro Focus Shares to cease to be admitted to trading on its Main Market for listed securities, and to the FCA for the listing of Micro Focus Shares on the Official List to be cancelled, in each case to take effect on or shortly following the Effective Date.

On the Effective Date, entitlements to Scheme Shares held within CREST will be cancelled, and share certificates in respect of Scheme Shares held in certificated form will cease to be valid documents of title and should be destroyed or, at the request of Micro Focus, delivered up to Micro Focus, or to any person appointed by Micro Focus to receive the same.

It is intended that following the Effective Date, Micro Focus will delist the Micro Focus ADSs from the New York Stock Exchange, terminate the registration with the SEC and suspend its reporting obligations under the US Exchange Act. It is also intended that, following the Effective Date, the Micro Focus ADR Programme will be terminated in accordance with the provisions of the Deposit Agreement. Micro Focus ADS Holders should refer to Part VII (Additional Information for Overseas Shareholders) of this Document, which contains important information relevant to such holders.

It is also proposed that, following the Effective Date and after its shares are delisted, Micro Focus shall be re-registered as a private limited company.

17.
Settlement of cash consideration

Subject to the Acquisition becoming Effective (and except as provided in the paragraph below in relation to Micro Focus Shares issued under the Micro Focus Share Plans as described therein and in Part VII (Additional Information for Overseas Shareholders) of this Document in relation to certain overseas Micro Focus Shareholders and Micro Focus ADS Holders), settlement of the Consideration to which any Micro Focus Shareholder on the register of members as at the Scheme Record Time is entitled under the Scheme will be effected in the following manner:

Micro Focus Shares held in uncertificated form (that is, in CREST)

Where, at the Scheme Record Time, a Scheme Shareholder holds Micro Focus Shares in uncertificated form, the cash consideration to which such Scheme Shareholder is entitled under the terms of the Scheme will be transferred to such person through CREST by OpenText instructing or procuring the instruction of Euroclear to create an assured payment obligation in favour of the appropriate CREST account through which the Scheme Shareholder holds such uncertificated Micro Focus Shares in respect of the cash consideration due to them not later than the 14th day following the Effective Date.

As from the Effective Date, each holding of Micro Focus Shares credited to any stock account in CREST will be disabled and all Micro Focus Shares will be removed from CREST in due course.

Subject to the terms of the Scheme, OpenText reserves the right to pay all, or any part of, the Consideration referred to above to all or any Scheme Shareholder(s) who hold Micro Focus Shares in uncertificated form in the manner referred to in the section titled ‘Micro Focus Shares held in certificated form’ if, for reasons outside its reasonable control, it is not able to effect settlement in accordance with this paragraph 17.

Micro Focus Shares held in certificated form

Where, at the Scheme Record Time, a Scheme Shareholder holds Micro Focus Shares in certificated form, settlement of the cash consideration due under the Scheme in respect of the Scheme Shares will be despatched:

()
by first class post, by cheque;

(A)
by electronic payment where a dividend mandate instruction is held; or

(B)
by such other method as may be approved by the Panel.

All such cash payments will be made in sterling. Payments made by cheque will be payable to the Scheme Shareholder(s) concerned and the encashment of any such cheque shall be a complete discharge of OpenText’s obligation under the Scheme to pay the monies represented thereby. OpenText shall despatch or procure the despatch of cheques within 14 days of the Effective Date to the person entitled thereto at the address as appearing in the register of members of Micro Focus at the Scheme Record Time or in accordance with any special standing instructions regarding communications (except that, in the case of joint holders, OpenText reserves the right to make such cheques payable to the joint holder whose name stands first in the register of members of the Company in respect of such holding at the Scheme Record Time or to make such cheques payable to all joint holders). None of Micro Focus, OpenText, any nominee(s) of Micro Focus or OpenText, or any of their respective agents shall be responsible for any loss or delay in the transmission of cheques sent in this way, and such cheques shall be sent at the risk of the person or persons entitled thereto.

If any Scheme Shareholders have not encashed their cheques within six months of the Effective Date, OpenText and Micro Focus shall procure that the cash consideration due to such Scheme Shareholders under the Scheme shall be held by the Receiving Agent in a designated United Kingdom bank account for a period of at least 12 years from the Effective Date solely for the purpose of satisfying payment obligations under the Scheme, and such Scheme Shareholders may claim the Consideration due to them by written notice to the Company or the Receiving Agent in a form and with such evidence which the Company determines evidences their entitlement to such consideration at any time during the period of 12 years from the Effective Date.

Payments made by electronic payment shall be made within 14 days of the Effective Date, and shall be paid to the Scheme Shareholder concerned using the account details indicated in the standing electronic payment mandate set up by such Scheme Shareholder with Micro Focus’s registrar, Equiniti. The transfer of such amount by way of electronic transfer shall be a complete discharge of Bidco’s obligations under the Scheme to pay the monies represented thereby.

Micro Focus Share Plans

In the case of Scheme Shares issued or transferred pursuant to the Micro Focus Share Plans on or after the Court Sanction Date and prior to the Scheme Record Time, the Consideration due under the Scheme in respect of those Scheme Shares will be settled by such Consideration being paid by OpenText to Micro Focus within 14 days of the Effective Date for Micro Focus (or the relevant Micro Focus Group employer) to pay such Consideration to the relevant Micro Focus Shareholders through payroll, subject to the deduction of the applicable exercise price (if any), income taxes and social security contributions.

General

All documents and remittances sent to Micro Focus Shareholders will be sent at the risk of the person(s) entitled thereto.

On the Effective Date, each certificate representing a holding of Scheme Shares will cease to be a valid document of title and should be destroyed or, at the request of Micro Focus, delivered up to Micro Focus, or to any person appointed by Micro Focus to receive the same.

In accordance with the Scheme, as from the Effective Date, Micro Focus shall procure that each holding of Scheme Shares credited to any stock account in CREST shall be disabled. With effect from, or as soon as practicable after, the Effective Date, Micro Focus shall procure that Euroclear is instructed to cancel or transfer the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form. Following cancellation of the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form, Micro Focus shall procure (if necessary) that such entitlements to Scheme Shares are dematerialised.

Subject to the completion of the relevant forms of transfer or other instruments or instructions of transfer as may be required in accordance with the Scheme and the payment of any United Kingdom stamp duty thereon, Micro Focus shall make or procure to be made, the appropriate entries in its register of members to reflect the transfer of the Scheme Shares to OpenText and/or its nominee(s).

Except with the consent of the Panel, settlement of the Consideration to which any Scheme Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme free of any lien, right of set-off, counterclaim or other analogous right to which OpenText might otherwise be, or claim to be, entitled against such Micro Focus Shareholder.

Dividends

Please refer to paragraph 3 of this Part II (Explanatory Statement) for further information on dividends.

18.
United Kingdom taxation

Your attention is drawn to Part VI (United Kingdom Taxation) and Part VII (Additional Information for Overseas Shareholders) of this Document, which contain a summary of limited aspects of the United Kingdom tax treatment of the Scheme. These summaries relate only to the position of certain categories of Micro Focus Shareholders (as explained further in Part VI (United Kingdom Taxation) and Part VII (Additional Information for Overseas Shareholders) of this Document), do not constitute tax advice and do not purport to be a complete analysis of all potential United Kingdom tax consequences of the Scheme.

You are strongly advised to contact an appropriate independent professional adviser immediately to discuss the tax consequences of the Scheme on your particular circumstances, in particular if you are in any doubt about your own taxation position or you are subject to taxation in a jurisdiction other than the United Kingdom.

19.
Overseas Shareholders and Micro Focus ADS Holders

Overseas Shareholders and Micro Focus ADS Holders should refer to Part VII (Additional Information for Overseas Shareholders) of this Document, which contains important information relevant to such holders.

20.
Further information

The terms of the Scheme are set out in full in Part IV (The Scheme of Arrangement) of this Document. Further information regarding Micro Focus and OpenText is set out in Part VIII (Additional Information on Micro Focus, Bidco and OpenText) of this Document. Documents published and available for inspection are listed in paragraph 18 of Part VIII (Additional Information on Micro Focus, Bidco and OpenText) of this Document.

21.
Action to be taken

Sending Forms of Proxy by post

Micro Focus Shareholders will receive a BLUE Form of Proxy for the Court Meeting and a YELLOW Form of Proxy for the General Meeting. Whether or not you intend to attend these Meetings, please complete and sign the Forms of Proxy in accordance with the instructions printed on them and return them to Equiniti, the Company’s Registrars, by post to Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, during business hours, so as to be received as soon as possible and in any event not later than the relevant times set out below:

BLUE Forms of Proxy for the Court Meeting	2.00 p.m. on 14 October 2022
YELLOW Forms of Proxy for the General Meeting	2.15 p.m. on 14 October 2022
or, if in either case the Meeting is adjourned, the relevant Form of Proxy should be received not later than 48 hours (excluding any part of such 48 hour period falling on a day that is not a working day) before the time fixed for the adjourned Meeting.

What if I miss the deadline mentioned above?

()
If the BLUE Form of Proxy for the Court Meeting is not lodged by the relevant time, it may be: (i) scanned and emailed to Equiniti at the following email address: proxyvotes@equiniti.com; or (ii) presented in person to the Equiniti representative who will be present at the Court Meeting, in each case, at any time prior to the commencement of the Court Meeting (or any adjournment thereof).

(A)
However, if the YELLOW Form of Proxy for the General Meeting is not lodged by the relevant time, it will be invalid.

Online appointment of proxies

As an alternative to completing and returning the printed Forms of Proxy, proxies may be appointed electronically via Equiniti’s online facility by logging on to the following website: www.sharevote.co.uk and following the instructions therein. For an electronic proxy appointment to be valid, the appointment must be received by Equiniti not later than 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time fixed for the relevant Meeting or any adjournment thereof.

What if I miss the deadline mentioned above?

(A)
In the case of the Court Meeting only, if the electronic proxy appointment is not received by this time, the BLUE Form of Proxy may be: (i) scanned and emailed to Equiniti at the following email address: proxyvotes@equiniti.com; or (ii) presented in person to the Equiniti representative who will be present at the Court Meeting, at any time prior to the commencement of the Court Meeting (or any adjournment thereof).

(B)
In the case of the General Meeting only, if the electronic proxy appointment is not received by this time, it will be invalid.

Electronic appointment of proxies through CREST

If you hold Micro Focus Shares in uncertificated form through CREST and wish to appoint a proxy or proxies for the Court Meeting or the General Meeting (or any adjourned Meeting) using the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual. Please also refer to the accompanying notes to the notices of the Meetings set out in Part X (Notice of Court Meeting) and Part XI (Notice of General Meeting) of this Document. CREST personal members or other CREST sponsored members, and those CREST members who have appointed any voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the CREST Proxy Instruction must be properly authenticated in accordance with the specifications of Euroclear and must contain the information required for such instructions as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy) must, in order to be valid, be transmitted so as to be received by Equiniti (ID: RA19) not later than 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time fixed for the relevant Meeting or any adjournment thereof. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Equiniti are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

What if I miss the deadline mentioned above?

(A)
In the case of the Court Meeting only, if the CREST proxy or instruction is not received by this time, the BLUE Form of Proxy may be: (i) scanned and emailed to Equiniti at the following email address: proxyvotes@equiniti.com; or (ii) presented in person to the Equiniti representative who will be present at the Court Meeting, at any time prior to the commencement of the Court Meeting (or any adjournment thereof).

(B)
In the case of the General Meeting only, if the CREST proxy or instruction is not received by this time, it will be invalid.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed any voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. For further information on the logistics of submitting messages in CREST, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Micro Focus may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the CREST Regulations.

Attendance at the Meetings

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of Scheme Shareholders. Whether or not you intend to attend and/or vote at the Meetings (in person or by proxy), you are therefore strongly encouraged to: (i) sign and return your Forms of Proxy by post; or (ii) transmit a proxy appointment and voting instruction online via Equiniti’s online facility or through the CREST electronic proxy appointment service, as soon as possible.

The completion and return of the Forms of Proxy by post (or transmission of a proxy appointment or voting instruction online, through CREST or via Equiniti’s online facility) will not prevent you from attending, asking questions and voting (and/or, in the case of the Court Meeting, raising any objections) at the Court Meeting or the General Meeting, if you are entitled to and wish to do so.

Shareholder Helpline

If you have any questions about this Document, the Court Meeting or the General Meeting, or are in any doubt as to how to complete the Forms of Proxy or to submit your proxies electronically or online, please contact the Company’s Registrars, Equiniti, by calling the Shareholder Helpline on +44 (0)371 384 2050. Lines are open between 8.30 a.m. and 5.30 p.m. Monday to Friday (except public holidays in England and Wales). Please use the country code when calling from outside the United Kingdom. Calls from outside the United Kingdom will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and Equiniti cannot provide advice on the merits of the Acquisition or the Scheme or give any financial, legal or tax advice.

Micro Focus ADS Holder Helpline

If Micro Focus ADS Holders have any questions about this Document, the Court Meeting or the General Meeting, or are in any doubt as to how to complete the ADS Voting Instruction Card, please contact the Depositary, by calling the Micro Focus ADS Holder Helpline on +1 800 622 1573 (toll free from within the United States) and +1 201 806 4195 (international callers). Lines are open between 8.00 a.m. and 8.00 p.m. (New York time) Monday to Friday (except public holidays in the United States). Please use the country code when calling from outside the United States. Calls from outside the United States will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and the Depositary cannot provide advice on the merits of the Acquisition or the Scheme or give any financial, legal or tax advice.

Yours truly,

Nick Harper
For and on behalf of
Goldman Sachs International

Joshua Hughes
For and on behalf of
Numis

PART III

CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND TO THE ACQUISITION

SECTION A

1.
Conditions to the Scheme and the Acquisition

1.1
The Acquisition is conditional on the Scheme becoming unconditional and Effective, subject to the provisions of the Takeover Code, by no later than 11.59 p.m. on the Long Stop Date.

2.
Scheme approval

2.1
The Scheme is subject to the following conditions:

(A)

(i)
its approval by a majority in number representing not less than 75 per cent. in value of the Scheme Shareholders who are on the register of members of Micro Focus at the Voting Record Time (or the relevant class or classes thereof, if applicable), in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court (as applicable) or at any adjournment of any such meeting; and

(ii)
the Court Meeting and any separate class meeting which may be required by the Court being held on or before 9 November 2022 (or such later date (if any) as OpenText and Micro Focus may agree and, if required, the Court may allow)

(B)

(i)
the Special Resolution being duly passed by the requisite majority or majorities of the Micro Focus Shareholders at the General Meeting or at any adjournment thereof; and

(ii)
the General Meeting being held on or before 9 November 2022 (or such later date (if any) as OpenText and Micro Focus may agree, and if required, the Court may allow); and

(C)

(i)
the sanction of the Scheme by the Court with or without modification (but subject to any such modification being acceptable to OpenText and Micro Focus) and the delivery of a copy of the Court Order to the Registrar of Companies (the Court Sanction); and

(ii)
the Court Sanction Hearing being held on or before the 22nd day after the expected date of the Court Sanction Hearing set out in the expected timetable of principal events on pages 16 and 17 of this Document (or such later date (if any) as OpenText and Micro Focus may agree, and if required, the Court may allow).

In addition, subject as stated in Section B below and to the requirements of the Panel, the Acquisition is also conditional on the following Conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless the following Conditions (as amended if appropriate) have been satisfied or, where relevant, waived;

3.
Antitrust

3.1
European Union

insofar as the Acquisition constitutes, or is deemed to constitute, a concentration with a Community dimension within the scope of Council Regulation (EC) 139/2004 (as amended) (the “Regulation”):

(A)
the European Commission having issued a decision under Article 6(1)(b), 6(2), 8(1) or 8(2) of the Regulation, or being deemed to have done so under Article 10(6) of the Regulation, declaring the Acquisition compatible with the internal market and allowing the Acquisition to proceed unconditionally or on terms satisfactory to OpenText; or

(B)
following a referral by the European Commission of the Acquisition (or part of it) to a relevant national competition authority of an EU Member State under Article 9 of the Regulation, all such relevant competition authority or authorities having issued or being deemed to have issued a decision with equivalent effect to that referred to in paragraph 3.1(A) above with respect to those parts of the Acquisition referred to it or them, as the case may be, and, to the extent relevant, the European Commission issuing a decision referred to in paragraph 3.1(A) above with respect to any part of the Acquisition retained by it;

3.2
United Kingdom

either:

(A)
confirmation that the United Kingdom Competition and Markets Authority (the “CMA”) has no further questions in relation to the Acquisition following the submission of a briefing paper to the CMA’s Mergers Intelligence Committee by OpenText; or

(B)
as at the date on which all other Conditions are satisfied or waived, the CMA not having (i) requested submission of a merger notice in relation to the Acquisition; (ii) given notice to either party that it intends to commence a Phase I investigation in relation to the Acquisition; or (iii) indicated that the statutory review period in which the CMA has to decide whether to make a reference in relation to the Acquisition under section 34ZA of the Enterprise Act 2002 (the “EA”) has begun; or

(C)
if the CMA opens an investigation into the Acquisition, confirmation that the Acquisition will not be subject to a reference under section 33 of the EA (a “Phase 2 CMA Reference”); or

(D)
in the event that a Phase 2 CMA Reference is made in relation to the Acquisition, the CMA either:

(i)
concluding in a report published in accordance with section 38 of the EA that neither the Acquisition nor any matter arising from or relating to the Acquisition has or is expected to result in a substantial lessening of competition within any market or markets in the United Kingdom for goods or services; or

(ii)
allowing the Acquisition and any matter arising from or relating to the Acquisition to proceed on terms satisfactory to OpenText;

3.3
United States

(A)
all required filings having been made under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the rules and regulations made thereunder and all applicable waiting periods (including any agreements with the US Federal Trade Commission or the Antitrust Division of the US Department of Justice to delay consummation of the Acquisition) relating to the Acquisition have expired or been terminated; and

(B)
no judgment, injunction (whether temporary, preliminary or permanent), or legal order issued by any governmental entity of competent jurisdiction or other law having been enacted, entered or promulgated which prevents, makes illegal, prohibits, restrains or enjoins the consummation of the Acquisition;

3.4
Canada

either:

(A)
(i) an advance ruling certificate having been issued by the Commissioner of Competition (the “Commissioner”) to OpenText pursuant to section 102 of the Canadian Competition Act (the “Competition Act”) or (ii) the Commissioner having issued a no-action letter to OpenText confirming that he does not intend to apply to the Competition Tribunal under section 92 of the Competition Act for an order directing the Parties not to proceed with the Acquisition; or

(B)
following the filing of a formal notification of the Acquisition to the Commissioner pursuant to subsection 114(1) of the Competition Act, either:

(i)
the applicable waiting period having expired or having been waived under section 123 of the Competition Act without the Commissioner issuing a supplementary information request regarding the Acquisition; or

(ii)
an order having been obtained from the Competition Tribunal and with the consent of the Commissioner pursuant to section 92 of the Competition Act for the Acquisition to proceed subject to conditions accepted by OpenText;

3.5
South Africa

following notification of the Acquisition to the South African Competition Commission (“SA Commission”) by OpenText, either:

(A)
all applicable suspensions and other relevant time periods (including any extensions thereof) in relation to such notification having expired, lapsed or been terminated under the Competition Act, No. 89 of 1998 (as amended); or

(B)
the SA Commission’s approval having been obtained for the Acquisition to proceed unconditionally or subject to conditions accepted by OpenText;

3.6
Turkey

following notification of the Acquisition to the Turkish Competition Board pursuant to the Act on the Protection of Competition (Law No. 4054), as amended (“Law No. 4054”), Communiqué No. 2010/4 on Mergers and Acquisitions Subject to the Approval of the Competition Board (the “Communiqué”) and Communiqué No. 2022/2 on the Amendment of the Communiqué (the “Amendment Communiqué”), either:

(A)
the Turkish Competition Board having declined jurisdiction over the Acquisition or having approved the Acquisition unconditionally or on terms satisfactory to OpenText; or

(B)
the applicable waiting period having expired pursuant to Article 10 of Law No. 4054; and

3.7
Saudi Arabia

following notification of the Acquisition to the Saudi General Authority for Competition (“GAC”) pursuant to Article 7 of Royal Decree No. (M/75) dated 29/06/1440H, either:

(A)
the Board of Directors of the GAC (the “Board”) having issued a decision approving the Acquisition or stating that the GAC has no objection to the consummation of the Acquisition (either unconditionally or on conditions satisfactory to OpenText) and, where any such decision is conditional, the conditional decision having not been withdrawn by the Board;

(B)
the Acquisition having been deemed approved by the GAC because the applicable waiting period under Article 23 of the Implementing Regulations issued by Resolution No. (337) dated 25/1/1441H expired without the Board issuing any decision to any of the Parties or by way of public announcement; or

(C)
the Board or the Governor of the GAC having confirmed in writing that the requirement to file for economic concentration clearance in respect of the Acquisition does not apply or has been waived;

4.
National security

4.1
United Kingdom

a notification having been made and accepted under the United Kingdom National Security and Investment Act 2021 (the “NSIA”) and one of the following having occurred:

(A)
the Secretary of State confirming before the end of the review period that no further action will be taken in relation to the Acquisition;

(B)
if the Secretary of State issues a call-in notice in relation to the Acquisition, the parties receiving a final notification pursuant to section 26(1)(b) of the NSIA containing confirmation that the Secretary of State will take no further action in relation to the call-in notice and the Acquisition under the NSIA;

(C)
the Secretary of State making a final order pursuant to section 26(1)(a) of the NSIA allowing the Acquisition to proceed unconditionally or on terms satisfactory to OpenText; or

(D)
OpenText having received written notice by or on behalf of the Secretary of State that the NSIA does not apply to the Acquisition;

4.2
United States

the parties having submitted a joint voluntary notice of the Acquisition to the Committee on Foreign Investment in the United States (“CFIUS”); and

(A)
the parties having received written notice from CFIUS that CFIUS has concluded its review (or, if applicable, investigation) of the Acquisition under section 721 of the Defense Production Act of 1950 (as amended) (the “DPA”) and determined that: (A) the Acquisition is not a “covered transaction” (as defined under the DPA, including all implementing regulations thereof), or (B) there are no unresolved national security concerns with respect to the Acquisition; or

(B)
CFIUS having sent a report regarding the Acquisition to the President of the United States (the “President”), and: (A) the President having announced a decision to take no action to suspend or prohibit the Acquisition, or (B) the period under the DPA during which the President may announce a decision to take action to suspend or prohibit the Acquisition having expired without any such action being announced or taken;

4.3
Australia

insofar as such a notification is considered necessary by OpenText, a notification of the Acquisition having been made to and accepted by the Foreign Investment Review Board (“FIRB”) pursuant to the Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”) and one of the following having occurred:

(A)
OpenText receiving written notice under the FATA by or on behalf of the Treasurer of the Commonwealth of Australia (the “Treasurer”) that there is no objection to the Acquisition, on an unconditional basis or subject to conditions satisfactory to OpenText;

(B)
the Treasurer becoming precluded from making an order or decision under Part 3 of the FATA in relation to the Acquisition;

(C)
where an interim order is made under section 68 of the FATA in respect of the Acquisition, and the subsequent period for making an order or decision under Part 3 of the FATA in relation to the Acquisition elapses without the Treasurer making such an order or decision; or

(D)
OpenText having received written notice by or on behalf of the FIRB that the FATA does not apply to the Acquisition;

4.4
Czech Republic

insofar as such a notification is considered necessary by OpenText, a notification of the Acquisition having been made to and accepted by the Czech Ministry of Industry and Trade pursuant to the Czech Act No. 34/2021 Coll., as amended (“Czech FDI Act”) and one of the following having occurred:

(A)
OpenText having received written notice under the Czech FDI Act by or on behalf of the Czech Ministry of Industry and Trade that the Acquisition is approved;

(B)
OpenText having received written notice under the Czech FDI Act by or on behalf of the Czech Ministry of Industry and Trade that the Acquisition is approved but subject to conditions satisfactory to OpenText; or

(C)
OpenText having received written notice by or on behalf of the Czech Ministry of Industry and Trade that the Czech FDI Act does not apply to the Acquisition; and

4.5
Germany

insofar as such a notification is considered necessary by OpenText, a notification having been made and accepted under the German Foreign Trade Act (Außenwirschaftsgesetz – “AWG”) and the German Foreign Trade Ordinance (Außenwirtschaftsverordnung – “AWV”) to obtain a certificate issued by the German Federal Ministry of Economics and Climate Action (Bundesministerium für Wirtschaft und Klimaschutz – “BMWK”) for the issuance of a non-objection certificate pursuant to Section 58 para. 1 AWV (Unbedenklichkeitsbescheinigung) or, if applicable, an approval pursuant to Section 58a para. 1 AWV (Freigabe) and/or Section 61 AWV (Freigabe) in relation to the Acquisition (in each case the “German FDI Clearance”) and one of the following having occurred:

(A)
the BMWK having issued

(i)
a German FDI Clearance, or

(ii)
another binding decision confirming that the Acquisition does not raise concerns with respect to: (1) the public order or security of the Federal Republic of Germany or of other member states of the European Union or in relation to projects or programs of European Union interest, or (2) with respect to essential security interests of the Federal Republic of Germany, in each case unconditionally or subject to restrictions (Beschränkungen), obligations (Handlungspflichten) or binding orders (Anordnungen) or other conditions, in each case on terms satisfactory to OpenText (including by way of having concluded a public law contract (öffentlich-rechtlicher Vertrag) with the German government);

(B)
a German FDI Clearance being deemed to have been issued pursuant to Section 58 para. 2 AWV or, if applicable, Section 58a para. 2 AWV, or Section 61, sentence 2 AWV; or

(C)
OpenText having received written notice by or on behalf of the relevant authority that the AWG, AWV, or other relevant laws and regulations do not apply to the Acquisition.

5.
General Third Party clearances

5.1
the waiver (or non-exercise within any applicable time limits) by any Relevant Authority or any other body or person whatsoever in any jurisdiction (each a “Third Party”) of any termination right, right of pre-emption, first refusal or similar right (which is material in the context of the Micro Focus Group taken as a whole) arising as a result of or in connection with the Acquisition including, without limitation, its implementation and financing or the proposed direct or indirect acquisition of any shares or other securities in, or control or management of, Micro Focus by OpenText or any member of the OpenText Group;

5.2
all necessary filings or applications having been made in connection with the Acquisition and all mandatory statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Acquisition or the acquisition by any member of the OpenText Group of any shares or other securities in, or control of, Micro Focus and all authorisations, orders, grants, recognitions, determinations, confirmations, consents, licences, clearances, permissions, exemptions and approvals reasonably deemed necessary or appropriate by OpenText or any member of the OpenText Group for or in respect of the Acquisition including without limitation, its implementation and financing or the proposed direct or indirect acquisition of any shares or other securities in, or control of, Micro Focus by any member of the OpenText Group having been obtained in terms and in a form reasonably satisfactory to OpenText from all appropriate Third Parties or persons with whom any member of the Wider Micro Focus Group has entered into contractual arrangements and all such material authorisations, orders, grants, recognitions, determinations, confirmations, consents, licences, clearances, permissions, exemptions and approvals necessary or appropriate to carry on the business of any member of the Wider Micro Focus Group which is material in the context of the OpenText Group or the Micro Focus Group as a whole or of the financing of the Acquisition remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Acquisition becomes otherwise unconditional and all necessary statutory or regulatory obligations in any jurisdiction having been complied with; and

5.3
other than in relation to the approvals referred to in paragraphs 3 or 4 above, no Third Party having given notice of a decision to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference (and, in each case, not having withdrawn the same), or having enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps, which in each case would or might reasonably be expected to:

(A)
require, prevent or delay the divestiture, or materially alter the terms envisaged for any proposed divestiture by any member of the OpenText Group or any member of the Wider Micro Focus Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof which, in any such case, is material in the context of the OpenText Group or the Micro Focus Group in either case taken as a whole;

(B)
require, prevent or delay any proposed divestiture by any member of the OpenText Group of any shares or other securities in Micro Focus;

(C)
impose any material limitation on, or result in a delay in, the ability of any member of the OpenText Group directly or indirectly to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider Micro Focus Group or the OpenText Group to exercise management control over any such member;

(D)
otherwise adversely affect the business, assets, profits or prospects of any member of the OpenText Group or of any member of the Wider Micro Focus Group to an extent which is adverse to and material in the context of the OpenText Group or the Micro Focus Group in either case taken as a whole;

(E)
make the Acquisition or its implementation or the acquisition or proposed acquisition by Bidco or any member of the OpenText Group of any shares or other securities in, or control of Micro Focus void, illegal, and/or unenforceable under the laws of any relevant jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit or delay the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith;

(F)
require (save as envisaged in the terms of the Acquisition or sections 974 to 991 (inclusive) of the Companies Act) any member of the OpenText Group or the Wider Micro Focus Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider Micro Focus Group or the OpenText Group owned by any third party;

(G)
impose any limitation on the ability of any member of the OpenText Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Micro Focus Group which is adverse to and material in the context of the Micro Focus Group or the OpenText Group in either case taken as a whole; or

(H)
result in any member of the Wider Micro Focus Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods (including any extensions thereof) during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Acquisition or the acquisition or proposed acquisition of any Micro Focus Shares having expired, lapsed or been terminated.

6.
Certain matters arising as a result of any arrangement, agreement, etc.

except as Disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Micro Focus Group is a party or by or to which any such member or any of its assets are or may be bound, entitled or subject, which, in each case as a consequence of the Acquisition or the proposed acquisition of any shares or other securities (or equivalent) in Micro Focus or because of a change in the control or management of Micro Focus or otherwise, would or would reasonably be expected to result in (in each case to an extent which is or would be material and adverse in the context of the Wider Micro Focus Group as a whole):

(A)
any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(B)
any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

(C)
any assets or interests of any such member being or falling to be disposed of or charged or ceasing to be available to any such member or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any such member other than in the ordinary course of business;

(D)
other than in the ordinary course of business, the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interest of any such member;

(E)
the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm, company or body (or any arrangement or arrangements relating to any such interest or business) being terminated, or adversely modified or affected;

(F)
the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

(G)
any such member ceasing to be able to carry on business under any name under which it presently does so;

(H)
the creation of any liability, actual or contingent, by any such member (including any material tax liability or any obligation to obtain or acquire any material authorisation, notice, waiver, concession, agreement or exemption from any Third Party or any person) other than trade creditors or other liabilities incurred in the ordinary course of business or in connection with the Acquisition; or

(I)
and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Micro Focus Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, would or might reasonably be expected to result in any of the events or circumstances as are referred to in paragraphs (A) to (H) of this Condition.

7.
Certain events occurring since Last Accounts Date

except as Disclosed, no member of the Wider Micro Focus Group having, since the Last Accounts Date:

(A)
save as between Micro Focus and wholly-owned subsidiaries of Micro Focus and/or pursuant to the exercise of options or vesting of awards granted under the Micro Focus Share Plans in the ordinary course, issued or agreed to issue, authorised or proposed the issue of additional shares of any class or transferred or sold any shares out of treasury;

(B)
save as between Micro Focus and wholly-owned subsidiaries of Micro Focus or for the grant of options and awards and other rights under the Micro Focus Share Plans in the ordinary course, issued, or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(C)
other than to another member of the Micro Focus Group, before completion of the Acquisition, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution whether payable in cash or otherwise or made any bonus issue;

(D)
save for intra-Micro Focus Group transactions, authorised, implemented or announced any merger or demerger with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business and, in each case, to the extent which is material in the context of the Micro Focus Group taken as a whole;

(E)
save for intra-Micro Focus Group transactions, made or authorised or proposed or announced an intention to propose any material change in its loan capital;

(F)
issued, authorised or proposed the issue of, or made any change in or to, any debentures or (save for intra-Micro Focus Group transactions or save in the ordinary course of business), incurred or increased any indebtedness or become subject to any liability (actual or contingent) which is material in the context of the Micro Focus Group taken as a whole;

(G)
purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in paragraph (A) or (B) above, made any other change to any part of its share capital, in each case, to the extent which is material in the context of the Micro Focus Group taken as a whole;

(H)
except for intra-Micro Focus Group transactions, implemented, or authorised, proposed or announced its intention to implement, any reconstruction, merger, demerger, acquisition, disposal, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business;

(I)
entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term, onerous or unusual nature or magnitude or which is or is reasonably likely to be materially restrictive on the businesses of any member of the Wider Micro Focus Group or the OpenText Group or which involves an obligation of such a nature or magnitude or which is other than in the ordinary course of business and which, in any such case, is material in the context of the Micro Focus Group taken as a whole;

(J)
been unable or deemed unable, or admitted in writing that it is unable, to pay its debts as they fall due or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business which, in any such case, is material in the context of the Micro Focus Group taken as a whole;

(K)
(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, manager, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction or had any such person appointed which in each case is material in the context of the Micro Focus Group taken as a whole;

(L)
commenced negotiations with any of its creditors or taken any step, in each case in connection with financial difficulties of the Micro Focus Group, with a view to rescheduling or restructuring any of its indebtedness or entered into a composition, compromise, assignment or arrangement with any of its creditors whether by way of a voluntary arrangement, scheme of arrangement, deed of compromise or otherwise, or entered into any agreement with any of its creditors to refinance, reschedule or restructure any of its indebtedness;

(M)
other than in respect of claims between Micro Focus and wholly-owned subsidiaries of Micro Focus, waived, settled or compromised any claim (otherwise than in the ordinary course of business), which is material in the context of the Micro Focus Group taken as a whole;

(N)
entered into, varied or authorised any material agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(i)
is of a long-term, onerous or unusual nature or magnitude or which is reasonably likely to involve an obligation of such nature or magnitude (save in the ordinary course of business); or

(ii)
is likely to materially restrict the business of any member of the Wider Micro Focus Group other than to a nature and extent which is normal in the context of the business concerned,

and, in either case, which is or would reasonably be expected to be material and adverse in the context of the Micro Focus Group taken as a whole;

(O)
entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition and which is material in the context of the Micro Focus Group taken as a whole;

(P)
made any alteration to its constitutional documents (other than in connection with the Scheme) which is material and adverse to the interests of Bidco in the context of the Acquisition;

(Q)
made or agreed or consented to any change to:

(i)
the terms of the trust deeds, scheme rules or other documentation constituting the pension scheme(s) established by any member of the Wider Micro Focus Group for its directors, employees or their dependents;

(ii)
the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;

(iii)
the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(iv)
the basis upon which the liabilities (including pensions) of such pension schemes are funded, valued or made,

in each case, which has a material adverse effect on the financial position of the Micro Focus Group taken as a whole;

(R)
other than as detailed in the Cooperation Agreement, proposed, agreed to provide or modified the terms of any of the Micro Focus Share Plans or other benefit constituting a material change relating to the employment or termination of employment of a material category of persons employed by the Wider Micro Focus Group or which constitute a material change to the terms or conditions of employment of any senior employee of the Wider Micro Focus Group, (save as agreed by the Panel (if required) and by OpenText), or entered into or changed the terms of any contract with any director or senior executive of any member of the Wider Micro Focus Group; or

(S)
on or after the date of the Rule 2.7 Announcement, and other than with the consent of OpenText, taken (or agreed or proposed to take) any action which requires, or would require, the consent of the Panel or the approval of Micro Focus Shareholders in a general meeting in accordance with, or as contemplated by, Rule 21.1 of the Takeover Code.

8.
No adverse change, litigation or regulatory enquiry

except as Disclosed, since the Last Accounts Date:

(A)
no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider Micro Focus Group which, in any such case, is material and adverse in the context of the Micro Focus Group taken as a whole;

(B)
no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Micro Focus Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any Third Party or other investigative body against or in respect of any member of the Wider Micro Focus Group having been instituted, announced, implemented or threatened by or against or remaining outstanding in respect of any member of the Wider Micro Focus Group which in any such case has had or might reasonably be expected to have a material and adverse effect on the Micro Focus Group taken as a whole or in the context of the Acquisition;

(C)
no contingent or other liability of any member of the Wider Micro Focus Group having arisen or become apparent to OpenText or increased other than in the ordinary course of business which has had or might reasonably be expected to have a material and adverse effect on the Micro Focus Group, taken as a whole or in the context of the Acquisition;

(D)
(other than as a result of or in connection with the Acquisition) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or remaining outstanding against or in respect of any member by or the Wider Micro Focus Group which in any case is material in the context of the Micro Focus Group taken as a whole;

(E)
no member of the Wider Micro Focus Group having conducted its business in breach of any applicable laws and regulations which in any case is material in the context of the Micro Focus Group taken as a whole; and

(F)
no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence or permit held by any member of the Wider Micro Focus Group which is necessary for the proper carrying on of its business.

9.
No discovery of certain matters

9.1
except as Disclosed, OpenText not having discovered:

(A)
that any financial, business or other information concerning the Wider Micro Focus Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Wider Micro Focus Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading, in each case, to the extent which is material and adverse in the context of the Micro Focus Group taken as a whole;

(B)
that any member of the Wider Micro Focus Group or partnership, company or other entity in which any member of the Wider Micro Focus Group has a significant economic interest and which is not a subsidiary undertaking of Micro Focus, is subject to any liability (actual or contingent) which is not disclosed in the annual report and accounts of Micro Focus for the financial year ended 31 October 2021, in each case, to the extent which is material and adverse in the context of the Micro Focus Group taken as a whole; or

(C)
any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Micro Focus Group and which is material and adverse in the context of the Micro Focus Group taken as a whole; and

9.2
except as Disclosed, OpenText not having discovered that:

(A)
any past or present member of the Wider Micro Focus Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the use, treatment, handling, storage, carriage, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters or the health and safety of humans, or that there has otherwise been any such use, treatment, handling, storage, carriage, disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which storage, carriage, disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) or cost on the part of any member of the Wider Micro Focus Group and which is material in the context of the Micro Focus Group taken as a whole;

(B)
there is, or is likely to be, for any reason whatsoever, any liability (actual or contingent) of any past or present member of the Wider Micro Focus Group to make good, remediate, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider Micro Focus Group (or on its behalf) or by any person for which a member of the Wider Micro Focus Group is or has been responsible, or in which any such member may have or previously have had or be deemed to have had an interest, under any environmental legislation, regulation, notice, circular or order of any Third Party and which is material in the context of the Micro Focus Group taken as a whole;

(C)
circumstances exist (whether as a result of the making of the Acquisition or otherwise) which would be reasonably likely to lead to any Third Party instituting, or whereby any member of the OpenText Group or any present or past member of the Wider Micro Focus Group would be likely to be required to institute, an environmental audit or take any other steps which would in any such case be reasonably likely to result in any liability (whether actual or contingent) to improve, modify existing or install new plant, machinery or equipment or carry out changes in the processes currently carried out or make good, remediate, repair, re-instate or clean up any land or other asset currently or previously owned, occupied or made use of by any past or present member of the Wider Micro Focus Group (or on its behalf) or by any person for which a member of the Wider Micro Focus Group is or has been responsible, or in which any such member may have or previously have had or be deemed to have had an interest which is material in the context of the Micro Focus Group taken as a whole; or

(D)
circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture or materials used therein currently or previously manufactured, sold or carried out by any past or present member of the Wider Micro Focus Group which claim or claims would be likely, materially and adversely, to affect any member of the Wider Micro Focus Group and which is material in the context of the Micro Focus Group taken as a whole.

10.
Anti-corruption, economic sanctions, criminal property and money laundering save as Disclosed, OpenText not having discovered that:

(A)
any past or present member, director, officer or employee of the Wider Micro Focus Group is or has at any time engaged in any activity, practice or conduct which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977 or any other applicable anti-corruption or anti-bribery law, rule or regulation or any other applicable law, rule or regulation concerning improper payments or kickbacks; or (ii) any person that performs or has performed services for or on behalf of the Wider Micro Focus Group is or has at any time engaged in any activity, practice or conduct in connection with the performance of such services which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977 or any other applicable anti-corruption legislation or anti-bribery law, rule or regulation or any other applicable law, rule or regulation concerning improper payments or kickbacks;

(B)
any asset of any member of the Wider Micro Focus Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition) or proceeds of crime under any other applicable law, rule or regulation concerning money laundering or proceeds of crime or any member of the Wider Micro Focus Group is found to have engaged in activities constituting money laundering under any applicable law, rule or regulation concerning money laundering;

(C)
any past or present member, director, officer or employee of the Wider Micro Focus Group, or any other person for whom any such person may be liable or responsible, is or has engaged in any conduct which would violate applicable economic sanctions or dealt with, made any investments in, made any funds or assets available to or received any funds or assets from:

(i)
any government, entity or individual in respect of which US, United Kingdom or European Union persons, or persons operating in those territories, are prohibited from engaging in activities or doing business, or from receiving or making available funds or economic resources, by US, United Kingdom or European Union laws or regulations, including the economic sanctions administered by the United States Office of Foreign Assets Control, or HMRC; or

(ii)
any government, entity or individual targeted by any of the economic sanctions of the United Nations, the United States, the United Kingdom, the European Union or any of its member states,

which, in each case, would cause any member of the Wider Micro Focus Group to be in breach of any economic sanctions laws applicable to the Wider Micro Focus Group;

(D)
any past or present member, director, officer or employee of the Wider Micro Focus Group, or any other person for whom any such person may be liable or responsible:

(i)
has engaged in conduct which would violate any relevant anti-terrorism laws, rules, or regulations, including but not limited to the US Anti-Terrorism Act;

(ii)
has engaged in conduct which would violate any relevant anti-boycott law, rule or regulation or any applicable export controls, including but not limited to the Export Administration Regulations administered and enforced by the US Department of Commerce or the International Traffic in Arms Regulations administered and enforced by the US Department of State;

(iii)
has engaged in conduct which would violate any relevant laws, rules, or regulations concerning human rights, including but not limited to any law, rule or regulation concerning false imprisonment, torture or other cruel and unusual punishment, or child labour; or

(iv)
is debarred or otherwise rendered ineligible to bid for or to perform contracts for or with any government, governmental instrumentality or international organisation or found to have violated any applicable law, rule or regulation concerning government contracting or public procurement; or

(E)
any member of the Wider Micro Focus Group is or has been engaged in any transaction which would cause Bidco or OpenText to be in breach of any law or regulation upon the acquisition of Micro Focus, including but not limited to the economic sanctions of the United States Office of Foreign Assets Control, or HM Treasury & Customs in the United Kingdom, or any government, entity or individual targeted by any of the economic sanctions of the United Nations, the US or the European Union.

SECTION B

11.
Waiver and invocation of the Conditions

11.1
Subject to the requirements of the Panel in accordance with the Takeover Code, OpenText reserves the right in its sole discretion to waive, in whole or in part, all or any of the Conditions in Section A of this Part III, except for Conditions 1 (Conditions to the Scheme and the Acquisition), 2.1(A)(i), 2.1(B)(i) and 2.1(C)(i) (Scheme approval), which cannot be waived. If any of Conditions 1 (Conditions to the Scheme and the Acquisition), 2.1(A)(i), 2.1(B)(i) and 2.1(C)(i) (Scheme approval) is not satisfied by the relevant deadline specified in the relevant Condition, OpenText shall make an announcement by 8.00 a.m. on the Business Day following such deadline confirming whether it has invoked the relevant Condition, waived the relevant deadline or agreed with Micro Focus to extend the relevant deadline.

11.2
OpenText shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as satisfied any of the Conditions in Section A of this Part III above by a date or time earlier than the latest date and time specified above for the fulfilment of the relevant Condition notwithstanding that the other Conditions to the Acquisition may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

11.3
Subject to paragraph 11.4 below, under Rule 13.5(a) of the Takeover Code, OpenText may only invoke a Condition so as to cause the Acquisition not to proceed, to lapse or to be withdrawn with the consent of the Panel. The Panel will normally only give its consent if the circumstances which give rise to the right to invoke the Condition are of material significance to OpenText in the context of the Acquisition. This will be judged by reference to the facts of each case at the time that the relevant circumstances arise.

11.4
Each of Conditions 1 (Conditions to the Scheme and the Acquisition), 2.1(A)(i), 2.1(B)(i) and 2.1(C)(i) (Scheme approval) (and any acceptance condition if the Acquisition is implemented by means of a Takeover Offer) will not be subject to Rule 13.5(a) of the Takeover Code.

11.5
Any Condition that is subject to Rule 13.5(a) of the Takeover Code may be waived by OpenText.

11.6
The Acquisition will not become Effective unless the Conditions have been fulfilled or (to the extent capable of waiver) waived or, where appropriate, have been determined by OpenText to be or remain satisfied by no later than 11.59 p.m. on the Long Stop Date.

11.7
Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

SECTION C

12.
Implementation by way of Takeover Offer

Subject to the terms of the Cooperation Agreement (while the Cooperation Agreement is continuing), and obtaining the consent of the Panel, OpenText reserves the right to elect to implement the Acquisition by way of a Takeover Offer as an alternative to the Scheme. In such event, the Takeover Offer will be implemented on the same terms and conditions, so far as applicable, as those which would apply to the Scheme subject to appropriate amendments to reflect the change in method of effecting the Acquisition, including (without limitation and subject to the consent of the Panel and without prejudice to the terms of the Cooperation Agreement for so long as it is continuing) the inclusion of an acceptance condition set at 90 per cent. of Micro Focus Shares to which the Takeover Offer relates (or such lesser percentage, being more than 50 per cent., as OpenText may decide) of the voting rights normally exercisable at a general meeting of Micro Focus, including, for this purpose, any such voting rights attaching to Micro Focus Shares that are unconditionally allotted or issued before the Takeover Offer becomes or is declared unconditional, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

SECTION D

13.
Certain further terms of the Acquisition

13.1
If OpenText is required by the Panel to make a mandatory offer for Micro Focus Shares under Rule 9 of the Takeover Code, OpenText may make such alterations to the above Conditions as are necessary to comply with Rule 9 of the Takeover Code.

13.2
The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable requirements. Micro Focus Shareholders who are in any doubt about such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay and observe any applicable requirements. Further details in relation to Overseas Shareholders and Micro Focus ADS Holders are set out in Part VII (Additional Information for Overseas Shareholders) of this Document.

13.3
Micro Focus Shares will be acquired by Bidco fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing at the date of the Rule 2.7 Announcement or thereafter attaching or accruing thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital, repurchase or redemption or otherwise) made on or after the date of the Rule 2.7 Announcement in respect of Micro Focus Shares.

13.4
If any dividend, other distribution or return of capital is announced, declared, made, payable or paid in respect of Micro Focus Shares on or after the date of the Rule 2.7 Announcement and before the Effective Date, OpenText reserves the right to reduce the consideration payable in respect of each Micro Focus Share by the amount of all or part of any such dividend, other distribution or return of capital, in which case any reference in the Rule 2.7 Announcement to the consideration payable under the terms of the Acquisition will be deemed to be a reference to the consideration as so reduced. If OpenText exercises this right or makes such a reduction in respect of a dividend, other distribution or return of capital, Micro Focus Shareholders will be entitled to receive and retain that dividend, other distribution or return of capital. Any exercise by OpenText of its rights referred to in this paragraph 13.4 shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the Acquisition.

13.5
This Acquisition will be governed by English law and be subject to the jurisdiction of the English courts, to the conditions set out above and to the applicable rules and regulations of the Financial Conduct Authority and the London Stock Exchange and the Takeover Code.

PART IV

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE

BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES

COMPANIES COURT (ChD)

CR-2022-002844

IN THE MATTER OF MICRO FOCUS INTERNATIONAL PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

between

MICRO FOCUS INTERNATIONAL PLC

and

THE HOLDERS OF THE SCHEME SHARES

(as hereinafter defined)

PRELIMINARY

(A)
In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“Acquisition”
the proposed acquisition by Bidco of the entire issued, and to be issued, share capital of Micro Focus (other than Micro Focus Shares already held by or on behalf of OpenText, if any) to be effected by means of the Scheme, and, where the context admits, any subsequent revision, variation, extension or renewal thereof;

“Bidco”	OpenText UK Holding Limited, a company incorporated in England and Wales with registered number 14311122;
“Business Day”	a day (other than a Saturday, Sunday or a public or bank holiday in England) on which banks are open for general business in London;
“certificated form” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);
“Companies Act”	the Companies Act 2006, as amended from time to time;
“Conditions”	the conditions to the Acquisition and to the implementation of this Scheme set out in Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document;
“Consideration”
the consideration payable to Scheme Shareholders pursuant to Clause 2 of this Scheme, comprising 532 pence in cash per Scheme Share (as the same may be reduced subject to, and in accordance with, Clause 2 of this Scheme);

“Court”	the High Court of Justice in England and Wales;
“Court Meeting”
the meeting of Scheme Shareholders (and any adjournment, postponement or reconvening thereof) convened pursuant to an order of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) this Scheme;

“Court Order”	the order of the Court sanctioning this Scheme under section 899 of the Companies Act;
“Court Sanction Date”	the date on which the Scheme is sanctioned by the Court;
“CREST”
the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755), including as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018) in respect of which Euroclear is the Operator (as defined in said Regulations);

“CREST Manual”	the CREST Manual published by Euroclear, as amended from time to time;
“CREST Regulations”
the Uncertificated Securities Regulations 2001 (SI 2001/3755) (including as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), as amended from time to time (including by means of the Uncertificated Securities (amendment and EU Exit) Regulations 2019 (SI 2019/679));

“Document”	the circular to Micro Focus Shareholders published by the Company on 20 September 2022 in connection with this Scheme;
“Effective Date”	the date on which this Scheme becomes effective in accordance with its terms;
“Euroclear”	Euroclear UK & International Limited;
“Excluded Shares”
any Micro Focus Shares which are:
(i) registered in the name of or beneficially owned by OpenText and/or any member of the OpenText Group (and/or any nominee of the foregoing); or
(ii) held in treasury,
in each case, immediately prior to the Scheme Record Time;

“holder”	a registered holder and includes any person(s) entitled by transmission;
“Irish Sharesave”	means the Micro Focus Sharesave Plan Ireland 2013 (as amended from time to time);
“Latest Practicable Date”	close of business on 15 September 2022, being the latest practicable date before publication of this Document;
“Micro Focus” or “Company”
Micro Focus International plc, a company incorporated in England and Wales with registered number 00421479 and with its registered office at The Lawn, Old Bath Road, Newbury, Berkshire, RG14 1QN, United Kingdom;

“Micro Focus DSBP”	means the Micro Focus Deferred Share Bonus Plan (as amended from time to time);
“Micro Focus EBT”	means the Micro Focus employee benefit trust;
“Micro Focus ESPP”	means the Micro Focus Employee Stock Purchase Plan 2006 (as amended from time to time);
“Micro Focus Group”	Micro Focus and its subsidiary undertakings;
“Micro Focus LTIP”	the Micro Focus Incentive Plan 2005 (as amended from time to time);
“Micro Focus Share Plans”	the Micro Focus LTIP, the Micro Focus DSBP, the Irish Sharesave, the UK Sharesave and the Micro Focus ESPP, each as amended from time to time;
“Micro Focus Shareholders”	holders of Micro Focus Shares from time to time;
“Micro Focus Shares”	ordinary shares of 10 pence each in the capital of Micro Focus;
“OpenText”	OpenText Corporation, a company incorporated in Ontario with corporation number 1083604-4;
“OpenText Group”	OpenText and its subsidiaries and subsidiary undertakings from time to time;
“Panel”	the Panel on Takeovers and Mergers of the United Kingdom, or any successor to it;
“Registrars” or “Equiniti”	Equiniti Limited;
“Rule 2.7 Announcement”
the announcement made by OpenText, through its wholly owned subsidiary Bidco, on 25 August 2022 of its firm intention to make an offer for the entire issued and to be issued share capital of Micro Focus;

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by Micro Focus and OpenText;
“Scheme Record Time”	6.00 p.m. on the Business Day immediately preceding the Effective Date (or such other date and/or time as OpenText and Micro Focus may agree);
“Scheme Shareholders”	holders of Scheme Shares and a “Scheme Shareholder” shall mean any one of those Scheme Shareholders;
“Scheme Shares”
the Micro Focus Shares:
(i) in issue at the date of this Scheme;
(ii) (if any) issued after the date of this Scheme and prior to the Voting Record Time; and
(iii) (if any) issued at or after the Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof shall be bound by this Scheme or shall by such time have agreed in writing to be bound by this Scheme, in each case (where the context requires), remaining in issue at the Scheme Record Time but excluding any Excluded Shares at any relevant date or time;

“subsidiary undertaking”	has the meaning given in section 1162 of the Companies Act;
“Takeover Code”	the City Code on Takeovers and Mergers, as amended from time to time;
“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;
“UK Sharesave”	means the Micro Focus Sharesave Plan 2006 (as amended from time to time)
“uncertificated form” or “in uncertificated form”
a share or other security recorded on the relevant register as being held in uncertificated form in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST; and

“Voting Record Time”
6.30 p.m. on the day which is two Business Days prior to the date of the Court Meeting and the General Meeting or, if the Court Meeting and/or the General Meeting is adjourned, 6.30 p.m. on the day which is two Business Days before the date of such adjourned Meeting

(B)
In this Scheme: (i) all references to times of day are to London time; (ii) all references to “£”, “GBP”, “Pounds Sterling”, “pence” and “p” are to the lawful currency of the United Kingdom; and (iii) all references to clauses and sub-clauses are to clauses and sub-clauses of this Scheme.

(C)
As at the Latest Practicable Date, the issued and to be issued share capital of Micro Focus is 347,583,240 Micro Focus Shares, calculated on the basis of: (i) 336,072,354 Micro Focus Shares in issue on the Latest Practicable Date; plus (ii) 24,913,939 Micro Focus Shares which may be issued (net of options proceeds where applicable) on or after the date of this Document on the exercise of options or vesting of awards under the Micro Focus Share Plans; plus (iii) 2,556,283 Micro Focus Shares which may be issued (net of warrants proceeds) on or after the date of this Document on the exercise of AWS Warrants; less (iv) 15,959,336 Micro Focus Shares held in trust in the Micro Focus EBT as at the Latest Practicable Date.

(D)
Bidco was incorporated on 22 August 2022 under the laws England and Wales with corporation number 14311122.

(E)
As at the Latest Practicable Date, none of: (i) Bidco nor any member of the OpenText Group; nor (ii) as far as Bidco is aware, any person acting in concert (within the meaning of the Takeover Code) with Bidco, is the registered holder of, or has any beneficial shareholding in, Micro Focus Shares.

(F)
Bidco has agreed, subject to the satisfaction or (where applicable) waiver of the Conditions (other than Conditions 1 (Conditions to the Scheme and the Acquisition), 2.1(A)(i), 2.1(B)(i) and 2.1(C)(i) (Scheme approval) set out in this Document), to appear by Counsel at the hearing to sanction this Scheme and to undertake to the Court to be bound by the provisions of this Scheme in so far as it relates to Bidco and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it to give effect to this Scheme.

THE SCHEME

1.
Transfer of Scheme Shares

()
Upon and with effect from the Effective Date, Bidco shall acquire all the Scheme Shares fully paid up, free from all liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights or interests of any nature whatsoever, and together with all rights or interests of any nature at the Effective Date or thereafter attached thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any return of capital (whether by reduction of share capital or share premium account or otherwise) announced, authorised, declared, made or paid in respect of the Scheme Shares by reference to a record date falling on or after the Effective Date.

(A)
For the purposes of such acquisition, the Scheme Shares shall be transferred to Bidco and such transfer shall be effected by means of a form or forms of transfer or other instrument or instruction of transfer and to give effect to such transfer(s) any person may be appointed by Bidco as attorney and/or agent and shall be authorised as such attorney and/or agent on behalf of the relevant holder of Scheme Shares to execute and deliver as transferor a form of transfer or other instrument of transfer (whether as a deed or otherwise) of, or give any instruction to transfer such Scheme Shares and every form, instrument or instruction of transfer so executed or instruction given shall be as effective as if it had been executed or given by the holder or holders of the Scheme Shares thereby transferred.

(B)
With effect from the Effective Date and pending the transfer of the Scheme Shares pursuant to sub-clause 1(A) and sub-clause 1(B) of this Scheme and the updating of the register of members of the Company to reflect such transfer, each Scheme Shareholder irrevocably:

(i)
appoints Bidco (and/or its nominee(s)) as its attorney and/or agent to exercise on its behalf (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to its Scheme Shares and any or all rights and privileges (including the right to requisition the convening of a general meeting of the Company or of any class of its shareholders) attaching to its Scheme Shares;

(ii)
appoints Bidco (and/or its nominee(s)) and any one or more of its directors or agents to sign on behalf of such Scheme Shareholder any such documents, and to do such things, as may in the opinion of Bidco and/or any one or more of its directors or agents be necessary or desirable in connection with the exercise of any votes or any other rights or privileges attaching to its Scheme Shares (including, without limitation, an authority to sign any consent to short notice of any general or separate class meeting of Micro Focus as attorney or agent for, and on behalf of, such Scheme Shareholder and/or to attend and/or to execute a form of proxy in respect of its Scheme Shares appointing any person nominated by Bidco and/or any one or more of its directors or agents to attend any general and separate class meetings of Micro Focus (or any adjournment thereof) and to exercise or refrain from exercising the votes attaching to the Scheme Shares on such Scheme Shareholder’s behalf); and

(iii)
authorises Micro Focus and/or its agents to send to Bidco (and/or its nominee(s)) any notice, circular, warrant or other document or communication which may be required to be sent to them as a member of Micro Focus in respect of such Scheme Shares (including any share certificate(s) or other document(s) of title issued as a result of conversion of their Scheme Shares into certificated form), such that from the Effective Date, no Scheme Shareholder shall be entitled to exercise any voting rights attached to the Scheme Shares or any other rights or privileges attaching to the Scheme Shares otherwise than in accordance with the directions of Bidco.

2.
Consideration for the transfer of Scheme Shares

()
In consideration for the transfer of the Scheme Shares to Bidco pursuant to Clause 1 of this Scheme, Bidco shall, subject as hereinafter provided, pay or procure that there shall be paid, in each case, to or for the account of each Scheme Shareholder (as appearing on the register of members of Micro Focus at the Scheme Record Time):

for each Scheme Share:
532 pence in cash

(A)
If any dividend, distribution and/or other return of capital is announced, declared, made or paid in respect of a Scheme Share on or after the date of the Rule 2.7 Announcement and prior to the Effective Date, Bidco shall be entitled to reduce the amount of Consideration payable in respect of each Scheme Share by the amount of all or part of any such dividend, distribution or return of capital (calculated, for the avoidance of doubt, on a per Scheme Share basis).

(B)
Subject always to sub-clause 2(D) of this Scheme, if Bidco exercises the right referred to in sub-clause 2(B) of this Scheme to reduce the Consideration payable for each Scheme Share by all or part of the amount of dividend and/or other distribution and/or other return of capital that has not been paid but is payable by reference to a record date prior to the Effective Date:

()
holders of Micro Focus Shares appearing on the register of members at the relevant record time as determined by the directors of the Company will be entitled to receive and retain that dividend (and/or other distribution and/or other return of capital) in respect of the Micro Focus Shares they held at such record time;

(i)
any reference in this Scheme and this Document to the Consideration payable under the Scheme shall be deemed to be a reference to the Consideration as so reduced; and

(ii)
the exercise of such rights shall not be regarded as constituting any revision or modification of the terms of this Scheme.

(C)
To the extent that any such dividend, distribution and/or other return of capital is announced, declared, made or is payable and it is: (i) transferred pursuant to the Acquisition on a basis which entitles Bidco (and/or its nominee(s)) to receive the full amount of the dividend and/or distribution and/or other return of capital and to retain it; or (ii) cancelled in full, the Consideration payable under the terms of this Scheme will not be subject to change in accordance with Clause 2 of this Scheme.

3.
Certificates in respect of Scheme Shares and cancellation of CREST entitlements

With effect from, or as soon as reasonably practicable after, the Effective Date:

()
all certificates representing Scheme Shares shall cease to be valid as documents of title to the shares represented thereby and every holder of Scheme Shares shall be bound at the request of Micro Focus to deliver the same to Micro Focus (or any person appointed by Micro Focus to receive such certificates), or, as Micro Focus may direct, to destroy the same;

(A)
Micro Focus shall procure that Euroclear is instructed to cancel or transfer the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form;

(B)
following cancellation of the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form, Equiniti (in its capacity as Micro Focus’s duly appointed Registrars) shall (if necessary) be authorised to rematerialise entitlements to such Scheme Shares; and

(C)
on or as soon as reasonably practicable after the Effective Date, and subject to the completion of such forms of transfer or other instruments or instructions of transfer as may be required in accordance with Clause 1 of this Scheme and the payment of any United Kingdom stamp duty thereon, Micro Focus shall make or procure to be made, the appropriate entries in its register of members to reflect the transfer of the Scheme Shares to Bidco pursuant to Clause 1 of this Scheme.

4.
Settlement of consideration

()
Settlement of the Consideration to which a Scheme Shareholder is entitled shall be effected as follows:

()
subject to sub-clause 4(A)(iii), in the case of Scheme Shares held in certificated form at the Scheme Record Time, Bidco shall despatch, or procure the despatch, to the relevant Scheme Shareholder (or to those persons as the Scheme Shareholder may direct) of cheques or electronic payments for the sums payable to the Scheme Shareholder in accordance with Clause 2 of this Scheme;

(i)
in the case of Scheme Shares held in uncertificated form at the Scheme Record Time, Bidco shall instruct, or procure the instruction of, Euroclear to create an assured payment obligation in favour of the Scheme Shareholder’s payment bank in respect of the sums payable to the Scheme Shareholder in accordance with the CREST assured payment arrangements, provided that Bidco reserves the right to make payment of the said Consideration by cheque or electronic payments as aforesaid in sub-clause 4(A)(i) of this Scheme if, for reasons outside its reasonable control, it is not able to effect settlement in accordance with this sub-clause 4(A)(ii); and

(ii)
in the case of Scheme Shares issued or transferred pursuant to the Micro Focus Share Plans on or after the Court Sanction Date and prior to the Scheme Record Time, the sums payable in respect of those Scheme Shares shall be settled by Bidco procuring that the Consideration due in respect of such Scheme Shares is paid to Micro Focus within the specified time period, for Micro Focus (or the relevant Micro Focus Group employer) to pay the Consideration to the relevant Scheme Shareholders through payroll, subject to the deduction of the applicable exercise price (if any), applicable income taxes and social security contributions.

Electronic payments shall be made, and cheques shall be despatched as soon as practicable on or after the Effective Date, and in any event not more than 14 days after the Effective Date. For the avoidance of doubt, the payment of the Consideration by Micro Focus through payroll to the relevant Scheme Shareholders pursuant to sub-clause 4(A)(iii) shall be effected reasonably promptly (but is not required to be effected within 14 days of the Effective Date).

(A)
With effect from the Scheme Record Time, each holding of Scheme Shares credited to any stock account in CREST shall be disabled and all Scheme Shares will be removed from CREST in due course.

(B)
All deliveries of notices, cheques, certificates or statements of entitlement required to be made pursuant to this Scheme shall be effected by sending the same by first class post in pre-paid envelopes or by international standard post if overseas (or by such method as may be approved by the Panel) addressed to the persons entitled thereto at their respective registered addresses as appearing in the register of members of Micro Focus at the Scheme Record Time or, in the case of joint holders, at the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time.

(C)
All payments shall be in Pounds Sterling and (subject to sub-clause 4(A)(iii)) shall be made payable to the Scheme Shareholder concerned (or, in the case of Scheme Shareholders holding jointly, to that one of the joint holders whose name stands first in the register of members of the Company in respect of such joint holding of Scheme Shares at the Scheme Record Time). The encashment of any such cheque or the creation of any assured payment obligation through CREST or otherwise, each in connection with this Scheme, shall be a complete discharge of Bidco’s obligations (and those of Bidco’s respective agents or nominees) under this Scheme to pay the monies represented thereby.

(D)
If any Scheme Shareholders have not encashed their cheques within six months of the Effective Date, Bidco and the Company shall procure that the cash consideration due to such Scheme Shareholders under this Scheme shall be held on trust for such Scheme Shareholders for a period of 12 years from the Effective Date, and such Scheme Shareholders may claim the Consideration due to them (plus any interest accrued thereon, but net of any expenses and taxes) by written notice to the Company in a form which the Company determines evidences their entitlement to such Consideration at any time during the period of 12 years from the Effective Date, and Bidco undertakes that neither it nor its nominee(s) will seek, require or accept repayment of the monies so held on trust for the purposes detailed above prior to the first Business Day after the twelfth anniversary of the Effective Date or otherwise with the permission of the Court.

(E)
None of Micro Focus, OpenText, Bidco or their respective agents or nominees shall be responsible for any loss or delay in the transmission of any notices, cheques or statements of entitlement sent in accordance with this Clause 4, which shall be sent at the risk of the person or persons entitled thereto.

(F)
The preceding sub-clauses of this Clause 4 shall take effect subject to any prohibition or condition imposed by law.

5.
Mandates

All mandates and other instructions given to Micro Focus by Scheme Shareholders in force at the Scheme Record Time relating to Scheme Shares shall, as from the Effective Date, cease to be valid.

6.
Operation of this Scheme

()
This Scheme shall become effective as soon as a copy of the Court Order shall have been delivered to the Registrar of Companies for England and Wales.

(A)
Unless this Scheme has become effective on or before 31 May 2023, or such later date, if any, as may be agreed in writing by Bidco and Micro Focus (with the Panel’s consent and as the Court may approve (if such approval(s) is/are required)), this Scheme shall never become effective.

7.
Modification

Micro Focus and Bidco may jointly consent on behalf of all persons concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose. Any such modification or addition shall require the consent of the Panel where such consent is required under the Takeover Code.

8.
Governing law

This Scheme is governed by English law and is subject to the exclusive jurisdiction of English courts. The rules of the Takeover Code apply to this Scheme on the basis provided in the Takeover Code.

Dated 20 September 2022

PART V

FINANCIAL AND RATINGS INFORMATION

1.
Financial information relating to Micro Focus

The following sets out financial information in respect of Micro Focus as required by Rule 24.3 of the Takeover Code. The specified sections of the documents referred to below, the contents of which have previously been announced through a Regulatory Information Service, are incorporated into this Document by reference in accordance with Rule 24.15 of the Takeover Code:

●
the audited accounts of Micro Focus for the financial year ended 31 October 2020 as set out on pages 132 to 237 (both inclusive) of the 2020 Micro Focus Annual Report available from Micro Focus’s website at https://www.microfocus.com/en-us/investors/investor-download-centre;

●
the audited accounts of Micro Focus for the financial year ended 31 October 2021 as set out on pages 131 to 243 (both inclusive) of the 2021 Micro Focus Annual Report available from Micro Focus’s website at https://www.microfocus.com/en-us/investors/investor-download-centre; and

●
the unaudited interim accounts of Micro Focus for the financial half year ended 30 April 2022 as set out on pages 1 to 45 (both inclusive) of the 2022 Micro Focus Interim Results available from Micro Focus’s website at https://www.microfocus.com/en-us/investors/investor-download-centre.

2.
Micro Focus ratings information

Before the Offer Period, Micro Focus had been assigned a rating of B1 (outlook negative) by Moody’s Investors Service, BB- (outlook negative) by Standard & Poor’s Ratings Services and BB- (outlook negative) by Fitch Ratings.

Since the start of the Offer Period, Moody’s Investors Service has placed Micro Focus’s rating under review for upgrade and Fitch Ratings placed Micro Focus on Rating Watch Positive.

3.
Part C: Financial Information relating to Bidco

As Bidco was incorporated on 22 August 2022, no financial information is available or has been published in respect of it. Bidco has no material assets or liabilities, in each case other than those described in this Document in connection with the Acquisition and the financing of the Acquisition.

Following the Scheme becoming Effective, the earnings, assets and liabilities of Bidco will include the consolidated earnings, assets and liabilities of the Micro Focus Group on the Effective Date.

4.
Part D: Bidco ratings information

As Bidco was incorporated on 22 August 2022 for the purposes of making the Acquisition, there are no current ratings or outlooks publicly accorded to Bidco by ratings agencies.

5.
Financial Information relating to OpenText

The following sets out financial information in respect of OpenText as required by Rule 24.3 of the Takeover Code. The specified sections of the documents referred to below, the contents of which have previously been announced through EDGAR, are incorporated into this Document by reference in accordance with Rule 24.15 of the Takeover Code:

●
the audited accounts of OpenText for the financial year ended 30 June 2021 as set out on pages 119 to 172 (both inclusive) of the 2021 OpenText Annual Report available from OpenText’s website at https://investors.opentext.com/financials; and

●
the audited accounts of OpenText for the financial year ended 30 June 2022 as set out on pages 127 to 180 (both inclusive) of the 2022 OpenText Annual Report available from OpenText’s website at https://investors.opentext.com/financials.

1.
OpenText ratings information

OpenText has been assigned the following long term corporate credit ratings: (i) “BB+” by Standard & Poor’s Ratings Services and (ii) “Ba1” by Moody’s Investors Service.

2.
No incorporation of website information

Save as expressly referred to herein, neither the content of Micro Focus or OpenText’s websites, nor the content of any website accessible from hyperlinks on Micro Focus or OpenText’s websites is incorporated into, or forms part of, this Document.

PART VI

UNITED KINGDOM TAXATION

The comments set out below summarise certain limited aspects of the UK tax treatment of certain Micro Focus Shareholders under the Scheme and do not purport to be a complete analysis of all tax considerations relating to the Scheme. They are based on current UK legislation and current published HMRC practice (which may not be binding on HMRC), in each case as at the Latest Practicable Date, both of which are subject to change, possibly with retrospective effect.

The comments are intended as a general guide and do not deal with certain types of Micro Focus Shareholder such as charities, trustees, dealers in securities, persons who have or could be treated for tax purposes as having acquired their Micro Focus Shares by reason of an office or their employment or as carried interest, collective investment schemes, persons subject to UK tax on the remittance basis or insurance companies.

References below to “UK Holders” are to Micro Focus Shareholders who are resident (and, in the case of individuals, domiciled) for tax purposes in, and only in, the UK (and to whom split-year treatment does not apply), who hold their Micro Focus Shares as an investment (other than under a self-invested personal pension plan or individual savings account) and who are the absolute beneficial owners of their Micro Focus Shares.

Overseas Shareholders and Micro Focus ADS Holders are referred to Part VII (Additional Information for Overseas Shareholders) of this Document, which summarises certain UK tax consequences of the Scheme for such holders.

IF YOU ARE IN ANY DOUBT ABOUT YOUR TAX POSITION OR YOU ARE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UK, YOU SHOULD CONSULT AN APPROPRIATELY QUALIFIED INDEPENDENT PROFESSIONAL ADVISOR IMMEDIATELY.

UK taxation of chargeable gains

The transfer of Micro Focus Shares under the Scheme in return for cash should be treated as a disposal of the UK Holder’s Micro Focus Shares for the purposes of CGT or corporation tax on chargeable gains (as applicable) and therefore may, depending on the UK Holder’s particular circumstances (including the availability of exemptions, reliefs and/or allowable losses), give rise to a liability to UK taxation on chargeable gains or, alternatively, an allowable capital loss.

Individual Micro Focus Shareholders

Subject to available reliefs or allowances, gains arising on a disposal of Micro Focus Shares by an individual UK Holder will be subject to CGT at the rate of (for the 2022/23 tax year) 10 per cent. or 20 per cent. depending on the individual’s personal circumstances, including other taxable income and gains in the relevant tax year.

No indexation allowance will be available to an individual Micro Focus Shareholder in respect of any disposal of Micro Focus Shares. The CGT annual exemption (which is £12,300 for 2022/23) may, however, be available to individual UK Holders to offset against chargeable gains realised on the disposal of their Micro Focus Shares.

Corporate Micro Focus Shareholders

Subject to available exemptions, reliefs or allowances, gains arising on a disposal of Micro Focus Shares by a UK Holder within the charge to UK corporation tax should be taxed at the rate of UK corporation tax applicable to that Micro Focus Shareholder.

For UK Holders within the charge to UK corporation tax (but which do not qualify for the substantial shareholding exemption in respect of their Micro Focus Shares), indexation allowance may be available where the Micro Focus Shares were acquired prior to 31 December 2017 in respect of the period of ownership of the Micro Focus Shares up to and including 31 December 2017 to reduce any chargeable gain arising (but not to create or increase any allowable loss) on the transfer of their Micro Focus Shares under the Scheme in return for cash.

The substantial shareholding exemption may apply to exempt from UK corporation tax any gain arising to UK Holders within the charge to UK corporation tax where a number of conditions are satisfied, including that the corporate UK Holder (together with certain associated companies) has held not less than 10 per cent. of the issued ordinary share capital of Micro Focus for a continuous period of at least one year beginning not more than six years prior to the date of disposal.

UK stamp duty and stamp duty reserve tax (“SDRT”)

No UK stamp duty or SDRT should generally be payable by Micro Focus Shareholders on the transfer of their Micro Focus Shares under the Scheme.

PART VII

ADDITIONAL INFORMATION FOR OVERSEAS SHAREHOLDERS

1.
General

This Document has been prepared for the purposes of complying with English law, the Takeover Code, the Market Abuse Regulation, the Disclosure Guidance and Transparency Rules and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this Document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

The availability of the Acquisition to Micro Focus Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. It is the responsibility of any person outside the United Kingdom into whose possession this Document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Acquisition, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction. In particular, the ability of persons who are not resident in the United Kingdom to vote their Micro Focus Shares with respect to the Scheme at the Court Meeting, or to appoint another person as proxy to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

Unless otherwise determined by OpenText or required by the Takeover Code, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Scheme by any such use, means, instrumentality or from within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Copies of this Document and all documents relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Acquisition. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this Document and any other related document to any jurisdiction other than the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

If the Acquisition is implemented (with the consent of the Panel and subject to and in accordance with the terms of the Cooperation Agreement) by way of a Takeover Offer (unless otherwise permitted by applicable law and regulation), the Takeover Offer may not be made, directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction, and the Takeover Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

The Acquisition shall be subject to, among other things, the applicable requirements of the Takeover Code, the Panel, the London Stock Exchange and the FCA.

Neither this Document nor any of the accompanying documents do or are intended to constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in relation to the Acquisition or the Scheme or otherwise, in any jurisdiction in which such offer, invitation or solicitation is unlawful.

OVERSEAS SHAREHOLDERS SHOULD CONSULT THEIR OWN LEGAL AND TAX ADVISERS WITH RESPECT TO THE LEGAL AND TAX CONSEQUENCES OF THE SCHEME.

2.
US Micro Focus Shareholders and Micro Focus ADS Holders

The Acquisition relates to shares in an English company and is proposed to be made by means of a scheme of arrangement under English company law. US Micro Focus Shareholders and Micro Focus ADS Holders should note that the Scheme relates to the shares of an English company that is a “foreign private issuer” as defined under Rule 3b-4 of the US Exchange Act and will be governed by English law. Neither the US proxy solicitation rules nor the tender offer rules under the US Exchange Act will apply to the Acquisition and the Scheme. Moreover, the Acquisition and the Scheme are subject to the disclosure requirements and practices applicable in England to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules.

Financial information included in this Document has been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to financial statements of US companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. If Bidco were to elect (with the consent of the Panel and subject to and in accordance with the terms of the Cooperation Agreement) to implement the acquisition of the Micro Focus Shares by way of a Takeover Offer, such Takeover Offer would be made in compliance with applicable US securities laws and regulations, including Section 14(e) of the US Exchange Act and Regulation 14E thereunder. Such a Takeover Offer would be made in the United States by OpenText and no one else.

Neither the SEC nor any securities commission of any state of the United States nor any other US regulatory authority has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this Document. Any representation to the contrary is a criminal offence in the United States.

In accordance with the Takeover Code and normal United Kingdom practice, and pursuant to the U.S, Exchange Act (were the Acquisition to be implemented by way of a Takeover Offer), (a) OpenText or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, shares or other securities of Micro Focus outside of the United States, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes Effective, lapses or is otherwise withdrawn; and (b) Barclays and its affiliates will continue to act as exempt principal traders in Micro Focus securities on the London Stock Exchange. If purchases or arrangements to purchase were to be made as contemplated by clause (a) of this paragraph, they would occur either in the open market at prevailing prices or in private transactions at negotiated prices, and any information about such purchases or arrangements to purchase would be disclosed as required in the United Kingdom, would be reported to a Regulatory Information Service and would be available on the London Stock Exchange website at www.londonstockexchange.com. Purchases contemplated by clause (b) of this paragraph that are required to be made public in the United Kingdom pursuant to the Takeover Code would be reported to a Regulatory Information Service and would be available on the London Stock Exchange website at www.londonstockexchange.com. Information would also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

The receipt of cash by a US Micro Focus Shareholder or a US holder of Micro Focus ADSs as consideration for the transfer of its Micro Focus Shares or Micro Focus ADSs, respectively, pursuant to the Acquisition will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state and local tax laws, as well as foreign and other tax laws. Each US Micro Focus Shareholder and US holder of Micro Focus ADSs is urged to consult their independent professional tax adviser immediately regarding the tax consequences of the Acquisition applicable to them, including under applicable United States state and local, as well as overseas and other, tax laws.

It may be difficult for US Micro Focus Shareholders and Micro Focus ADS Holders to enforce their rights and any claim arising under US federal securities laws in connection with the Acquisition, since Micro Focus and Bidco are each located in a non-US jurisdiction, and some or all of their respective officers and directors are residents of non-US jurisdictions. US Micro Focus Shareholders and Micro Focus ADS Holders may not be able to sue Micro Focus or OpenText or their respective officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel Micro Focus or OpenText or their respective affiliates, directors and officers to subject themselves to the jurisdiction or judgment of a US court.

The statements contained in this Document are made as at the date of this Document, unless some other time is specified in relation to them, and service of this Document shall not give rise to any implication that there has been no change in the facts set forth in this Document since such date.

Information for Micro Focus ADS Holders

Micro Focus ADS Holders will not be entitled to vote directly on the Scheme or the Acquisition at the Court Meeting or the General Meeting. Instead, Micro Focus ADS Holders should, by written instruction provided to the Depositary as set forth in this Document and pursuant to the Deposit Agreement, instruct the Depositary to vote the Micro Focus Shares underlying their Micro Focus ADSs at the Court Meeting and/or at the General Meeting.

Voting Instructions

Micro Focus will instruct the Depositary to deliver to Micro Focus ADS Holders a Depositary Notice and an ADS Voting Instruction Card.

Micro Focus ADS Holders are strongly urged to sign, complete and return the ADS Voting Instruction Card to the Depositary in accordance with the instructions printed thereon and in the Depositary Notice, as soon as possible and, in any event, so as to be received by the Depositary no later than 1.00 p.m. (New York time) on 11 October 2022 (or if either the Court Meeting or the General Meeting is adjourned, such later date as may be notiﬁed by the Depositary). Upon the timely receipt of the ADS Voting Instruction Card of a Micro Focus ADS Holder in the manner specified by the Depositary, the Depositary shall endeavour, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Micro Focus’s constitutional documents and the provisions of or governing the Micro Focus Shares, to vote or cause the custodian for the Depositary to vote the Micro Focus Shares (in person or by proxy) represented by such Micro Focus ADS Holder’s Micro Focus ADSs in accordance with such voting instructions A copy of the Deposit Agreement is available free of charge at the SEC’s website at www.sec.gov.

If a Micro Focus ADS Holder fails to deliver the instruction to the Depositary by the specified time as set out on the Depositary Notice, the Micro Focus Shares underlying the Micro Focus ADSs held by such Micro Focus ADS Holder will not be voted by the Depositary at the Court Meeting or the General Meeting.

Micro Focus ADS Holders who hold their Micro Focus ADSs indirectly (through a broker, bank or other nominee) must follow the instructions from such broker, bank or other nominee if they wish to give voting instructions to the Depositary. Providing voting instructions via a broker, bank or other nominee may require the provision of information by a particular deadline, well in advance of the deadline to give the Depositary voting instructions, and therefore such Micro Focus ADS Holders are encouraged to reach out to such broker, bank or other nominee as quickly as possible.

Option to cancel your Micro Focus ADSs and withdraw the underlying Micro Focus Shares so as to become a Micro Focus Shareholder in order to attend the Court Meeting or the General Meeting

Alternatively, Micro Focus ADS Holders who wish to vote directly (whether in person or by proxy) on the Scheme at the Court Meeting or the Special Resolution at the General Meeting must surrender their Micro Focus ADSs (and, to the extent that such Micro Focus ADSs are held in certificated form, the certificates evidencing such Micro Focus ADSs) to the Depositary for cancellation and withdrawal of the underlying Micro Focus Shares represented by their Micro Focus ADSs in accordance with the terms and conditions of the Deposit Agreement no later than 5.00 p.m. (New York time) 11 October 2022, so as to become registered holders of Micro Focus Shares prior to the Voting Record Time. However, such Micro Focus ADS Holders must pay (i) a cancellation fee to the Depositary as set forth in the Deposit Agreement and (ii) all taxes and governmental charges payable in connection with such surrender and withdrawal of the Micro Focus Shares.

In order to surrender their Micro Focus ADSs and withdraw the underlying Micro Focus Shares, such Micro Focus ADS Holders should contact their broker or custodian to make the necessary arrangements, or otherwise contact the Depositary at adr@db.com.

The ADS Voting Record Time, the latest time for Micro Focus ADS Holders to surrender their Micro Focus ADSs and receive Micro Focus Shares ahead of the Voting Record Time, the latest time for receipt of an ADS Voting Instruction Card by the Depositary, the Voting Record Time, the time and date of the Court Meeting and General Meeting and the anticipated date of the Court Sanction Hearing appear on page 15 of this Document. If you hold Micro Focus ADSs through a broker or other securities intermediary, you should contact that broker or intermediary to determine the date by which you must instruct them to act in order that the necessary processing can be completed in time.

Settlement

If the Scheme becomes Effective, the Micro Focus Shares underlying each Micro Focus ADS will be cancelled on the Effective Date. Each Micro Focus ADS will be entitled to receive the US Dollars equivalent of 532 pence per Micro Focus ADS (less any fees and expenses of the Depositary in connection with the currency conversion, cancellation of the Micro Focus ADSs and distribution of cash proceeds in connection with the Micro Focus Shares underlying each Micro Focus ADS, in each case in accordance with, and subject to, the terms of the Deposit Agreement). The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Micro Focus ADS Holder a fraction of one US Dollar cent. Any such fractional amounts shall be rounded down to the nearest whole US Dollar cent.

Registered holders of Micro Focus ADSs who currently hold their Micro Focus ADSs in certificated form will receive their proportionate share of the cash consideration by cheque from the Depositary when they return the certificates evidencing their Micro Focus ADSs with the provided letter of transmittal.

If you surrender your Micro Focus ADSs prior to the Effective Date, you will be responsible for the payment to the Depositary of the applicable Micro Focus ADS cancellation fee of US$5.00 per 100 Micro Focus ADSs to be surrendered. If you hold Micro Focus ADSs at the Effective Date, you will be responsible for the payment of the applicable Micro Focus ADS cancellation fee of US$5.00 per 100 Micro Focus ADSs to be surrendered, which amounts will be deducted by the Depositary from the cash proceeds distributed to such Micro Focus ADS Holders.

Termination of the Micro Focus ADR Programme

It is intended that following the Effective Date, Micro Focus will delist the Micro Focus ADSs from the New York Stock Exchange, terminate the registration with the SEC and suspend its reporting obligations under the US Exchange Act. As a result, Micro Focus will no longer be required to file reports with the SEC. It is also intended that, following the Effective Date, the Micro Focus ADR Programme will be terminated in accordance with the provisions of the Deposit Agreement.

3.
United Kingdom taxation of certain Overseas Shareholders

Non-United Kingdom Holders should not be subject to United Kingdom taxation of chargeable gains in respect of the Scheme; however they may be subject to foreign taxation depending on their personal circumstances. No United Kingdom stamp duty or SDRT should generally be payable by Non-United Kingdom Holders on the transfer of their Micro Focus Shares under the Scheme.

References above to “Non-United Kingdom Holders” are to Micro Focus Shareholders who are not resident for tax purposes in the United Kingdom, have not within the past five years been resident or ordinarily resident for tax purposes in the United Kingdom and are not carrying on a trade (or profession or vocation) in the United Kingdom. Micro Focus Shareholders who are in any doubt about their taxation position, or who are subject to taxation in a jurisdiction outside the United Kingdom, are strongly advised to contact an appropriate independent professional adviser immediately.

PART VIII

ADDITIONAL INFORMATION ON MICRO FOCUS, BIDCO AND OPENTEXT

1.
Responsibility

1.1
The Micro Focus Directors, whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this Document (including expressions of opinion), other than information for which responsibility is taken by the Bidco Directors and the OpenText Directors pursuant to paragraphs 1.2 and 1.3 below respectively. To the best of the knowledge and belief of the Micro Focus Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2
The Bidco Directors, whose names are set out in section 2.2 below, accept responsibility for the information contained in this Document, including any expressions of opinion, relating to Bidco, the Bidco Directors and their respective immediate families and the related trusts of and persons connected with the Bidco Directors, and persons acting in concert with Bidco (as such term is defined in the Takeover Code). To the best of the knowledge and belief of the Bidco Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.3
The OpenText Directors, whose names are set out in paragraph 2.2 below, accept responsibility for the information contained in this Document (including any expressions of opinion) relating to OpenText, the OpenText Group, the OpenText Directors and their respective close relatives, related trusts of and persons connected with the OpenText Directors, and persons acting in concert with OpenText (as such term is defined in the Takeover Code). To the best of the knowledge and belief of the OpenText Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.
Directors

2.1
The Micro Focus Directors and their respective positions are:

Gregory Lock	Non-Executive Chairman
Stephen Murdoch	Chief Executive Officer
Matthew Ashley	Chief Financial Officer
Richard Atkins	Independent Non-Executive Director
Amanda Brown	Independent Non-Executive Director
Lawton Fitt	Independent Non-Executive Director
Robert Youngjohns	Independent Non-Executive Director
Pauline Campbell	Independent Non-Executive Director
Debra Polishook	Independent Non-Executive Director
Vidya Rao	Independent Non-Executive Director
The business address of Micro Focus and each of the Micro Focus Directors is The Lawn, Old Bath Road, Newbury, Berkshire, RG14 1QN, United Kingdom.

The Company Secretary of Micro Focus is Suzanne Chase.

2.2
The Bidco Directors and their respective positions are as follows:

Michael Acedo	Director
Madhu Ranganathan	Director
Christian Waida	Director
The business address of Bidco and each of the Bidco Directors is 420 Thames Valley Park Drive, Thames Valley Park, Reading, Berkshire, United Kingdom, RG6 1PT.

The Company Secretary of Bidco is Michael Acedo.

2.3
The OpenText Directors and their respective positions are as follows:

Mark Barrenechea	Vice Chair, CEO and CTO
Stephen Sadler	Director
Robert Hau	Director
Randy Fowlie	Director
P. Thomas Jenkins	Chair
Michael Slaunwhite	Director
Katherine Stevenson	Director
Gail Hamilton	Director
Deborah Weinstein	Director
David Fraser	Director
Ann Powell	Director
The business address of OpenText and each of the OpenText Directors is 275 Frank Tompa Drive, Waterloo ON N2L 0A1, Canada.

The Company Secretary of OpenText is Michael Acedo.

3.
Interests and dealings in Micro Focus Shares

3.1
For the purposes of this paragraph 3, and paragraphs 4 and 5 of this Part VIII (Additional Information on Micro Focus, Bidco and OpenText):

()
“acting in concert” has the meaning given to it in the Takeover Code;

(A)
“arrangement” includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to securities which may be an inducement to deal or refrain from dealing;

(B)
“dealing” has the meaning given to it in the Takeover Code;

(C)
“derivative” has the meaning given to it in the Takeover Code;

(D)
“interest(s)” in relevant securities has the meaning given to it in the Takeover Code;

(E)
“relevant Micro Focus securities” mean relevant securities (such term having the meaning given to it in the Takeover Code in relation to an offeree) of Micro Focus including equity share capital of Micro Focus (or derivatives referenced thereto) and securities convertible into, rights to subscribe for and options (including traded options) in respect thereof; and

(F)
“short position” means any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery.

3.2
As at the Latest Practicable Date, the Micro Focus Directors (and their close relatives, related trusts and connected persons) held the following interests in, or rights to subscribe in respect of, relevant Micro Focus securities (in addition to those described in paragraph 3.3 below in relation to the Micro Focus Share Plans):

Holder	Number of Micro Focus Shares	% of Micro Focus’s total issued share capital	Nature of interest
Matthew Ashley	43,280	0.013	Ordinary shares of 10 pence each
Richard Atkins	13,862	0.004	Ordinary shares of 10 pence each
Amanda Brown	3,841	0.001	Ordinary shares of 10 pence each
Gregory Lock	835,000	0.248	Ordinary shares of 10 pence each
Stephen Murdoch	287,395	0.086	Ordinary shares of 10 pence each

3.3
As at the Latest Practicable Date, the Micro Focus Directors (and their close relatives, related trusts and connected persons) held the following outstanding awards and options over relevant Micro Focus securities under the Micro Focus Share Plans set out below:

Micro Focus Director	Share Plan	Number of ordinary shares under option / award	Normal Vesting Date	Exercise price (per share)
Matthew Ashley	Performance Share Plan	625,186	TBC*	Nil
	Deferred Bonus Share Plan	12,341	9 February 2025	Nil
	Sharesave Plan	4,594	1 April 2025	£3.6328
Stephen Murdoch	Performance Share Plan	39,640	26 July 2019	Nil
	Performance Share Plan	250,000	23 April 2023	Nil
	Performance Share Plan	350,515	26 March 2024	Nil
	Performance Share Plan	506,103	TBC*	Nil
	Deferred Bonus Share Plan	19,416	26 March 2024	Nil
	Deferred Bonus Share Plan	59,942	9 February 2025	Nil
ˣ Vesting to occur on the later of the date the Micro Focus International plc Remuneration Committee determines the outcome of the performance measures and the day after the full year FY24 results announcement

3.4
As at the Latest Practicable Date, the following persons acting in concert with Micro Focus (for the purposes of the Takeover Code) held the following interests in, or rights to subscribe in respect of, relevant Micro Focus securities:

Goldman Sachs International

Goldman Sachs & Co. LLC
Class of relevant security:	Micro Focus ADSs
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	491	0.00	363,391	0.10
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3)Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	491	0.00	363,391	0.10

Folio Investments, Inc.
Class of relevant security:	Micro Focus ADSs
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	54.8528	0.00	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	54.8528	0.00	0	0.00

3.5
As at the Latest Practicable Date no persons acting in concert with Bidco held interests in, or rights to subscribe in respect of, relevant Micro Focus securities.

4.
Interests and dealings in OpenText Shares

4.1
As at the Latest Practicable Date, no Micro Focus Directors (and their close relatives, related trusts and connected persons) held interests in, or rights to subscribe in respect of, relevant OpenText securities.

5.
Interests and Dealings - General

5.1
Save as disclosed in section 3 above, as at the Latest Practicable Date:

()
no member of the OpenText Group had any interest in, right to subscribe in respect of or any short position in relation to any relevant Micro Focus securities, nor has any member of the OpenText Group dealt in any relevant Micro Focus securities during the Disclosure Period;

(A)
none of the Bidco Directors had any interest in, right to subscribe in respect of or any short position in relation to any relevant Micro Focus securities, nor has any such person dealt in any relevant Micro Focus securities or during the Disclosure Period;

(B)
no person acting in concert with Bidco had any interest in, right to subscribe in respect of or any short position in relation to any relevant Micro Focus securities, nor has any such person dealt in any relevant Micro Focus securities, during the Disclosure Period;

(C)
no person who has an arrangement with Bidco had any interest in, right to subscribe in respect of or any short position in relation to any relevant Micro Focus securities, nor has any such person dealt in any relevant Micro Focus securities during the Disclosure Period; and

(D)
neither Bidco, nor any person acting in concert with Bidco, has borrowed or lent any relevant Micro Focus securities, save for any borrowed shares which have been either on-lent or sold.

5.2
Save as disclosed in section 3 above as at the Latest Practicable Date:

()
no member of the Micro Focus Group had any interest in, right to subscribe in respect of or any short position in relation to any relevant Bidco securities nor has any such person dealt in any relevant Micro Focus securities or relevant Bidco securities during the Offer Period;

(A)
none of the Micro Focus Directors had any interest in, right to subscribe in respect of or any short position in relation to any relevant Micro Focus securities or relevant Bidco securities nor has any such person dealt in any relevant Micro Focus securities or any relevant Bidco securities during the Offer Period;

(B)
no person acting in concert with Micro Focus had any interest in, right to subscribe in respect of or any short position in relation to any relevant Micro Focus securities, nor has any such person dealt in any relevant Micro Focus securities during the Offer Period; and

(C)
neither Micro Focus nor any person acting in concert with Micro Focus has borrowed or lent any relevant Micro Focus securities, save for any borrowed shares which have been either on-lent or sold. Save as disclosed in paragraph 6 below, no persons have given any irrevocable or other commitment to vote in favour of the Scheme or the Special Resolution to be proposed at the General Meeting.

5.3
Save as disclosed herein, none of: (i) OpenText or any person acting in concert with OpenText; or (ii) Micro Focus or any person acting in concert with Micro Focus, has any arrangement in relation to relevant Micro Focus securities of the kind referred to in Note 11 on the definition of acting in concert in the Takeover Code.

5.4
Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between Micro Focus, OpenText or any person acting in concert with them and any of the Micro Focus Directors or the recent directors, shareholders or recent shareholders of Micro Focus having any connection with or dependence upon or which is conditional upon the Acquisition.

5.5
There is no agreement, arrangement or understanding whereby the beneficial ownership of any Micro Focus Shares to be acquired by OpenText pursuant to the Scheme will be transferred to any other person.

6.
Irrevocable undertakings

6.1
OpenText has received irrevocable undertakings in respect of a total of 55,837,463 Micro Focus Shares (including 31,090,071 Micro Focus Shares represented by Micro Focus ADSs) representing approximately 16.615 per cent. of Micro Focus’s issued share capital as at the Latest Practicable Date, as set out below.

6.2
Copies of the irrevocable undertakings are available on Micro Focus’s website at https://www.microfocus.com/en-us/investors and will remain on display until the end of the Offer Period.

Irrevocable undertakings from Micro Focus Directors

6.3
The Micro Focus Directors who hold Micro Focus Shares have given irrevocable undertakings to vote, or procure votes, in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed to implement the Scheme at the General Meeting (and, if the Acquisition is subsequently structured as a Takeover Offer, to accept any Takeover Offer made by OpenText in accordance with the terms of the irrevocable undertakings) in respect of those Micro Focus Shares that they legally and/or beneficially hold and the voting rights of which they control:

Name of Micro Focus Director	Number of Shares in respect of which undertaking is given	% of Micro Focus’s issued share capital (excluding shares under option)
Matthew Ashley	43,280	0.013
Richard Atkins	13,862	0.004
Amanda Brown	3,841	0.001
Gregory Lock	835,000	0.248
Stephen Murdoch	287,395	0.086
Total	1,183,378	0.352

6.4
The obligations of the Micro Focus Directors under the irrevocable undertakings given by them shall lapse and cease to have effect on and from the earlier of the following occurrences:

()
OpenText publicly announces, with the consent of the Panel, that it does not intend to proceed with the Acquisition;

(A)
any competing offer for the entire issued and to be issued share capital of Micro Focus becomes or is declared wholly unconditional or, if proceeding by way of scheme of arrangement, becomes effective in accordance with its terms; or

(B)
the Acquisition lapses, is withdrawn or otherwise terminates in accordance with its terms.

(C)
These irrevocable undertakings remain binding in the event a competing offer is made for Micro Focus. Stephen Murdoch and Matthew Ashley also hold options over 1,867,737 Micro Focus Shares pursuant to the Micro Focus Share Plans. These irrevocable undertakings also extend to any shares acquired by the Micro Focus Directors as a result of the vesting of awards or the exercise of options under the Micro Focus Share Plans.

Irrevocable undertakings from other Micro Focus Shareholders

6.5
The following holders, controllers and/or beneficial owners of Micro Focus Shares have given irrevocable undertakings to vote, or procure votes, in favour of the Scheme at the Court Meeting and the Special Resolution to be proposed to implement the Scheme at the General Meeting in relation to the following Micro Focus Shares currently held by them as well as any further Micro Focus Shares which they may become the registered or beneficial owner of or otherwise interested in:

Registered Holder of Micro Focus Shares	Number of Shares in respect of which undertaking is given	% of Micro Focus’s issued share capital
Dodge & Cox	54,654,085*	16.263
*Includes 31,090,071 Micro Focus Shares represented by Micro Focus ADSs.

6.6
The irrevocable undertaking will only cease to be binding if:

()
the Acquisition lapses, is withdrawn or otherwise terminates in accordance with its terms;

(A)
any competing offer for the entire issued and to be issued share capital of Micro Focus becomes or is declared wholly unconditional or, if proceeding by way of scheme of arrangement, becomes effective in accordance with its terms;

(B)
a third party announces under Rule 2.7 of the Takeover Code a firm intention to make an offer for Micro Focus (a Competing Offer Rule 2.7 Announcement), whether by way of an offer or a scheme of arrangement, (a Competing Offer) and:

()
the Competing Offer provides for an amount or value of consideration (whether in cash or securities) which represents an improvement of at least 10 per cent. over the Acquisition Price, the value of which, in the case of any securities component or cash consideration in a currency other than Great British Pounds Sterling, shall be calculated at 5.00 p.m. on the last dealing day prior to the Competing Offer Rule 2.7 Announcement; and

(a)
a period of ten Business Days has elapsed from the date of the Competing Offer Rule 2.7 Announcement without OpenText having revised the terms of the Acquisition so that the price per Micro Focus Share under the revised terms of the Acquisition is equal to or exceeds the amount or value of consideration per Micro Focus Share of the Competing Offer, the value of which, in the case of any securities component or cash consideration in a currency other than Great British Pounds Sterling, shall be calculated at 5.00 p.m. on the last dealing day prior to the date of any such revision; or

(C)
the Scheme has not become Effective by 11.59 p.m. on the Long Stop Date.

7.
Directors’ service agreements and letters of appointment

7.1
Executive Directors’ service contracts

Set out below are details of the service contracts of the Micro Focus Directors:

Name of Executive Director	Date of service contract	Effective date of appointment	Notice period
Stephen Murdoch	5 November 2012	19 March 2018	6 months
Matthew Ashley	31 May 2021	1 July 2021	6 months
()
Stephen Murdoch’s (Chief Executive Officer) appointment commenced on 19 March 2018 and he is currently engaged under a service agreement with Micro Focus dated 5 November 2012 with a current annual base salary of £850,000. Matt Ashley’s (Chief Financial Officer) appointment commenced on 1 July 2021 and he is currently engaged under a service agreement with Micro Focus dated 31 May 2021 with a current annual base salary of £525,000. Each Micro Focus Executive Director’s base salary is normally reviewed (but not necessarily increased) annually.

(A)
The Chief Executive Officer is eligible to receive a Micro Focus pension contribution of 15 per cent. of his base salary, reducing to 5 per cent. of his base salary at the end of calendar year 2022 (the level for United Kingdom employees in general). The Chief Financial Officer is eligible to receive a Micro Focus pension contribution of 5 per cent. of his base salary.

(B)
Benefits available to the Micro Focus Executive Directors include car benefits (or cash equivalent), private medical and dental insurance, permanent health insurance, directors’ and officers’ liability insurance and life assurance. There is no maximum limit on the value of the benefits provided, although the value will not normally exceed 15 per cent. of base salary (excluding one-off items).

(C)
The Micro Focus Executive Directors are eligible to participate in Micro Focus’s annual bonus scheme, subject to the approval of the Micro Focus Remuneration Committee. The maximum potential annual bonus for each Executive Director is 150 per cent. of base salary. Individual performance accounts for no more than 20 per cent. of the overall bonus opportunity. Bonuses are payable in cash and one-third of any bonus paid is deferred into an award over Micro Focus shares for three years.

(D)
The Micro Focus Executive Directors are eligible to participate in the LTIP, subject to the approval of the Micro Focus Remuneration Committee. Both Executive Directors have a maximum award level of 200 per cent. of base salary. In addition, the Chief Financial Officer was granted an FY21 recruitment award of 200 per cent. of base salary.

(E)
As each Micro Focus Executive Director’s employment is for an indefinite period, their service agreements have no fixed expiry date. The appointment of the Micro Focus Directors is terminable: (i) by either party on 6 months’ notice; or (ii) with immediate effect in specified circumstances, including in the event of the Micro Focus Executive Director’s misconduct or fault, in which case they will not be entitled to any payment other than amounts accrued but unpaid as at termination. Should notice be served, each Executive can continue to receive basic salary, benefits and pension for the duration of their notice period. The Company may require the individual to continue to fulfil their current duties, assign a period of garden leave and/or make a payment in lieu of notice (consisting of base salary, pension entitlement and cash supplement in lieu of other benefits), for all or part of the notice period. Executive Directors must take all reasonable steps to obtain alternative employment during the notice period and payments made by Micro Focus will be reduced to reflect any payments received in respect of alternative employment.

(F)
Each Micro Focus Executive Director is subject to post-termination restrictions for a period of up to 12 months after termination.

7.2
Chairman and other non-executive Micro Focus Directors

The non-executive Micro Focus Directors have entered into letters of appointment. The appointment of each non-executive Micro Focus Director is subject to their re-election at the Company’s annual general meetings.

Each non-executive Micro Focus Director’s letter of appointment is terminable by either party on 90 days’ written notice, except in the case of the Chairman where the required notice is six months. They may also cease to hold office as a director in accordance with the Articles of Association. With one exception, the non-executive Micro Focus Directors’ letters of appointment are also terminable by the Micro Focus Board with immediate effect without payment of compensation (other than fees accrued but unpaid as at the date of termination) in certain circumstances, which may include if the relevant non-executive Micro Focus Director: (i) commits a serious or persistent breach of their duties to Micro Focus, including a breach of their statutory, fiduciary, contractual or common-law duties; (ii) is guilty of any fraud or dishonesty or has acted in a manner which, in the opinion of the Micro Focus acting reasonably, brings or is likely to bring Micro Focus into disrepute or is materially adverse to the interests of Micro Focus; (iii) is convicted of any arrestable criminal offence (other than an offence under road traffic legislation for which a fine or non-custodial penalty is imposed); (iv) commits an offence under anti-bribery and corruption or anti-facilitation of tax evasion legislation; or (v) is disqualified from acting as a director.

Under letters of appointment, the non-executive Micro Focus Directors are appointed for a three-year term.

Name of Director	Date appointed Director	Original letter of appointment date	Fees (per annum) (£’000)
Greg Lock (Chairman)	14 February 2020	3 February 2020	400
Richard Atkins	16 April 2014, reappointed 16 April 2017 and 16 April 2020	23 January 2014	90(1)
Amanda Brown	1 July 2016, reappointed 1 July 2019 and 1 July 2022	6 May 2016	90(1)
Lawton Fitt	17 October 2017, reappointed 17 October 2020	17 October 2017	80(2)
Robert Youngjohns	16 April 2020	16 April 2020	70
Pauline Campbell	1 October 2021	11 August 2021	90(3)
Debra Polishook	1 July 2022	30 June 2022	70
Vidya Rao	1 July 2022	30 June 2022	70

(1) includes an additional fee of £20,000 gross per annum for chairing a committee.

(2) includes an additional fee of £10,000 gross per annum for significant SEC/SOX experience.

(3) from 1 May 2022 includes an additional fee of £20,000 gross per annum for chairing a committee.

Micro Focus also maintains directors’ and officers’ insurance for the benefit of each non-executive Micro Focus Director. To the extent permitted by the Articles of Association and by law, Micro Focus Directors are granted an indemnity from Micro Focus in respect of liability incurred as a result of the execution of their duties as directors.

7.3
Other service agreements

Save as disclosed above, there are no service contracts or letters of appointment, between any Micro Focus Director or proposed director of Micro Focus and any member of the Micro Focus Group and no such contract or letter of appointment has been entered into or amended within the six months preceding the date of this Document.

Save as set out in paragraph 11 of Part II (Explanatory Statement), the effect of the Scheme on the interests of the Micro Focus Directors does not differ from its effect on the like interests of any other holder of Scheme Shares.

7.4
Amendments, other contracts and other compensation

Save as disclosed above, there are no other contracts of service between the Micro Focus Directors and the Company or any of its subsidiaries.

Save as disclosed in this paragraph 7:

()
no Micro Focus Director is entitled to commission or profit sharing arrangements;

(A)
neither the service contract nor any of the letters of appointment set out in this paragraph 7 have been entered into or amended during the six months prior to the date of this Document; and

other than statutory compensation and payment in lieu of notice, no compensation is payable by the Company to any Micro Focus Director upon early termination of their employment or appointment.

8.
Market quotations

The following table shows the Closing Price for Micro Focus Shares as derived from the Official List for the first Business Day of each of the six months before the date of this Document (including 24 August 2022, being the last Business Day prior to the date of the Rule 2.7 Announcement) and as derived from Bloomberg for the Latest Practicable Date:

Date	Micro Focus Share price (p)
1 April 2022	405.9
3 May 2022	399.2
1 June 2022	368.1
1 July 2022	278.3
1 August 2022	283.7
24 August 2022	268.3
1 September 2022	518.0
Latest Practicable Date	520.2
9.
Material contracts

9.1
Micro Focus material contracts

Save as disclosed below, no member of the Micro Focus Group has, during the period beginning 25 August 2020 (being two years prior to the commencement of the Offer Period) and ending on the Latest Practicable Date, entered into any material contract otherwise than in the ordinary course of business.

The following contracts, not being contracts entered into in the ordinary course of business, and which are or may be material, have been entered into by members of the Micro Focus Group during the period beginning on 25 August 2020 (being two years prior to the commencement of the Offer Period) and ending on the Latest Practicable Date.

Cooperation Agreement

See paragraph 15 of Part II (Explanatory Statement) of this Document for further details on the Cooperation Agreement.

Confidentiality Agreement

See paragraph 15 of Part II (Explanatory Statement) of this Document for further details on the Confidentiality Agreement.

Clean Team Agreement

See paragraph 15 of Part II (Explanatory Statement) of this Document for further details on the Clean Team Agreement.

Disposal of Archiving and Risk Management portfolio to Smarsh

On 3 November 2021 the Company announced that it had agreed definitive terms to sell its Archiving and Risk Management portfolio (the "Digital Safe business") to Smarsh Inc. ("Smarsh") (a portfolio company of funds managed by K1 Investment Management LLC), for a total cash consideration of US$375 million (subject to customary completion accounts adjustments based on net debt and working capital) (the "Disposal") which was to be payable in full on completion of the Disposal.

On 1 February 2022 the Company announced that the Disposal had completed and that the proceeds had been received (subject to customary completion accounts adjustments based on net debt and working capital). In connection with the Disposal, the Company and Smarsh also entered into a transitional services agreement which set out the terms and conditions under which the Company provides various services (such as IT services) to Smarsh after completion of the Disposal on a transitional basis.

The Board used the net proceeds of the Disposal, approximately US$335 million net of fees, taxation and separation costs to reduce gross debt. In addition, as part of the transaction, lease obligations totalling approximately US$40 million at 31 October 2021 transferred to Smarsh further reducing the Micro Focus Group's net debt.

Issue of AWS Warrants

On 3 March 2021 the Company announced the signing of a commercial agreement with Amazon.com Services LLC (“AWS”). In conjunction with the entry into the commercial agreement, the Company issued warrants to Amazon NV Investment Holdings LLC to subscribe for up to 15,924,384 ordinary shares in the Company (the “AWS Warrants”) at 446.60 pence per share. The vesting of the AWS Warrants generally depends on the level of software revenues generated by AWS for Micro Focus under the commercial agreement over the multi-year term, according to revenue targets set out in the agreement. Full vesting of the warrants requires the commercial agreement to deliver a material impact on both AMC and total Micro Focus Group revenues.

The vesting of the AWS Warrants is subject to acceleration in certain limited circumstances, including on a change in control of the Company and will therefore be triggered by the Acquisition.

Financing arrangements

On 31 August 2017, the Micro Focus Group entered into two secured credit agreements with the lenders party thereto and JP Morgan Chase Bank, N.A. as administrative agent, pursuant to which the lenders agreed to make available commitments for the purposes of funding certain acquisitions and to provide working capital for general corporate purposes. Certain members of the Micro Focus Group granted guarantees and security in favour of the finance parties under such agreements in support of the Micro Focus Group’s obligations thereunder.

On 17 January 2022, the Micro Focus Group announced the refinancing of its debt arrangements, namely US$1.6 billion of its existing term loans and its US$350 million revolving credit facility (“RCF”). The refinancing of the term loans comprised a €750 million and a US$750 million Senior Secured Term Loan B. The new 5-year facilities have been used by the Micro Focus Group to fully refinance its existing Senior Secured Term Loan B Euro facility issued by MA Finance Co., LLC due June 2024, as well as partially refinance the existing Senior Secured Term Loan B US$facilities issued by Seattle SpinCo, Inc., (US$750 million refinance, US$1,678 million remaining) and MA Finance Co., LLC, (US$359.5 million B-3 fully replaced by additional Euro borrowing) due June 2024. The new 5-year facilities incurs interest at 4.00 per cent. above EURIBOR (subject to 0 per cent. floor) at an original issue discount of 0.5 per cent. on the Euro denominated tranche, and 4.00 per cent. above SOFR and CSA (subject to 0.5 per cent. floor) at an original issue discount of 1.0 per cent. on the US Dollar denominated tranche. In addition, the RCF was reduced from US$350 million to US$250 million, with maturity extended until December 2026, subject to tests for the term loan maturities in June 2024 and June 2025.

9.2
OpenText material contracts

Save as disclosed below, no member of the OpenText Group has, during the period beginning on 25 August 2020 (being two years prior to the commencement of the Offer Period) and ending on the Latest Practicable Date, entered into any material contract otherwise than in the ordinary course of business. Other than the Revolving Credit Agreement (as defined below) and excluding contracts entered into in the ordinary course of business, the following contracts, which are or may be material, have been entered into by members of the OpenText Group during the Disclosure Period.

Cooperation Agreement

See paragraph 15 of Part II (Explanatory Statement) of this Document for further details on the Cooperation Agreement.

Confidentiality Agreement

See paragraph 15 of Part II (Explanatory Statement) of this Document for further details on the Confidentiality Agreement.

Clean Team Agreement

See paragraph 15 of Part II (Explanatory Statement) of this Document for further details on the Clean Team Agreement.

Zix Corporation merger agreement

On 7 November 2021, OpenText entered into an agreement and plan of merger (the “Merger Agreement”), with Zix Corporation, a Texas corporation (“Zix”), pursuant to which, and on the terms and subject to the conditions thereof, among other things, OpenText agreed to form a wholly-owned subsidiary of OpenText (“Merger Sub”), which commenced a tender offer to acquire all of the outstanding shares of common stock of Zix (including shares of common stock issued upon conversion of Zix’s Series A Preferred Stock), at a purchase price of US$8.50 per share in cash. The total purchase price was approximately US$860 million, inclusive of Zix’s cash and debt, and was funded with OpenText’s existing cash on hand. The Board of Directors of OpenText and Zix unanimously approved the transaction.

The obligation of Merger Sub to purchase shares pursuant to the offer was subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) the number of shares validly tendered, received and not validly withdrawn, together with shares beneficially owned by OpenText or a wholly-owned subsidiary of OpenText, being equal to at least one share more than two-thirds of all of the shares issued and outstanding, excluding shares held in treasury as of the expiration of the offer or shares acquired by Zix prior to the expiration of the offer, (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated, (iii) no occurrence of a Company Material Adverse Effect (as defined in the Merger Agreement) and (iv) other customary conditions.

The transaction closed on 23 December 2021, following which Merger Sub merged with and into Zix, with Zix surviving the merger as an indirect wholly-owned subsidiary of OpenText, pursuant to the procedure provided for under Section 21.459(c) of the Texas Business Organizations Code.

Term Loan Agreement

Description of Term Loan Agreement and parties

On 25 August 2022, OpenText, as borrower, entered into a first lien term loan agreement, among the subsidiary guarantors party thereto, the lenders party thereto, and Barclays Bank PLC, as administrative agent and collateral agent, (the “Term Loan Agreement”). Barclays Bank PLC (“Barclays”), Royal Bank of Canada (“RBC”), Citibank, N.A. (“Citibank”), Citicorp North America, Inc. (“Citicorp”) and Bank of Montreal (“BMO”) are original lenders under the Term Loan Agreement.

The Term Loan Agreement provides for a senior secured delayed-draw term loan facility in an aggregate principal amount of US$2.585 billion. The proceeds of the Term Loan Agreement, if drawn, will only be used for Certain Funds Purposes (as defined in the Term Loan Agreement), including to finance the cash consideration payable to Micro Focus Shareholders.

Maturity and Amortization

Borrowings under the Term Loan Agreement amortize in equal quarterly instalments of 0.25 per cent. of the original principal amount thereof, with the balance payable on the maturity date, which is the seven-year anniversary of the funding of such Term Loan Agreement.

Prepayment

OpenText may voluntarily prepay loans under the Term Loan Agreement at any time at its option, without penalty (other than a 1 per cent. premium associated with the consummation of a specified repricing transaction within a certain timeframe after funding), subject to reimbursement of certain costs in the case of certain types of borrowings.

The Term Loan Agreement provides that the commitments in respect of the Term Loan Facility shall cease to be available upon the termination of the Certain Funds Period (as defined in the Term Loan Agreement).

Interest

Borrowings will bear interest, at the option of OpenText, at (i) the Base Rate (as defined in the Term Loan Agreement) plus an applicable margin of 2.25 per cent., (ii) Term SOFR (as defined in the Term Loan Agreement) for the applicable interest period plus an applicable margin of 3.25 per cent. or (iii) Daily Simple SOFR (as defined in the Term Loan Agreement) plus an applicable margin of 3.25 per cent.

In limited circumstances, including where necessary to achieve a successful syndication of the Term Loan Facility, certain adjustments may be made to:

(i) increase the applicable margin by no more than 175 basis points; provided that the applicable margin can be increased by an additional 25 basis points on each of 1 February 2023 and 31 March 2023;

(ii) add a credit spread adjustment to the applicable margins applicable to Term SOFR Advances in an amount equal to 10 basis points (in the case of a 1-month interest period), 15 basis points (in the case of a 3-month interest period) and 25 basis points (in the case of a 6-month interest period); and/or

(iii) increase the interest rate floor applicable to Term SOFR Advances to 0.50 per cent.

Guarantees and Security

The Term Loan Agreement is unconditionally guaranteed by each of the subsidiary guarantors party thereto and is secured by a first charge on substantially all of the assets of OpenText and the subsidiary guarantors party thereto on a pari passu basis with the Revolving Credit Agreement (as defined below), the Bridge Loan Agreement (as defined below) and OpenText’s existing term loan agreement.

Financial Covenant

Under the Term Loan Agreement, OpenText must maintain a “consolidated net leverage” ratio of no more than 4.50:1.00 at the end of each financial quarter. Consolidated net leverage ratio is defined for this purpose as the proportion of OpenText Group’s Consolidated Net Debt for Borrowed Money (as defined in the Term Loan Agreement) as reduced by unrestricted cash, over OpenText Group’s trailing four financial quarter net income before interest, taxes, depreciation, amortization, restructuring, share-based compensation and other miscellaneous charges.

Covenants

The Term Loan Agreement contains representations, warranties, conditions precedent, covenants, including negative covenants, and events of default that are customary for a transaction of this nature. Negative covenants include, but are not limited to, limitations on incurring additional indebtedness and liens.

Bridge Loan Agreement

Description of Bridge Loan Agreement and parties

On 25 August 2022, to finance a portion of the repayment of Micro Focus’s existing debt, OpenText, as borrower, entered into a bridge loan agreement, among the subsidiary guarantors party thereto, the lenders party thereto, and Barclays Bank PLC, as administrative agent and collateral agent (the “Bridge Loan Agreement”).

The Bridge Loan Agreement provides for commitments of up to US$2.0 billion in respect of a senior secured delayed-draw bridge loan facility (the “Commitments”). Barclays, RBC, Citibank, Citicorp and BMO are original lenders under the Bridge Loan Agreement.

Maturity

Any borrowings made under the Bridge Loan Agreement would mature one year from the initial funding date, with an extension mechanism pursuant to which such borrowings would convert into secured debt maturing five years from the initial funding date.

Prepayment and Commitment Reductions

OpenText may voluntarily prepay loans under the Bridge Loan Agreement at any time at its option, without penalty, subject to reimbursement of certain costs in the case of certain types of borrowings.

The Bridge Loan Agreement provides that the Commitments shall cease to be available upon the termination of the Certain Funds Period (as defined in the Bridge Loan Agreement).

Subject to the conditions in the Bridge Loan Agreement, the Commitments are intended to be reduced by proceeds of certain debt securities offerings of OpenText (or affiliates thereof). The Bridge Loan Agreement includes a mechanism that in certain circumstances can require OpenText to proceed to issue securities to refinance the bridge loan on certain terms and conditions set forth therein.

If the Commitments have not been reduced prior to closing of the Acquisition and OpenText draws on the Bridge Loan Facility, OpenText or its subsidiaries will use net cash proceeds from securities issuances (subject to certain exclusions) to repay any loans under the Bridge Loan Agreement.

Interest

To the extent borrowings are made under the Bridge Loan Agreement, the loans made would bear interest at an initial rate of (i) the Base Rate (as defined in the Bridge Loan Agreement) plus an applicable margin of 2.75 per cent. or (ii) Term SOFR (as defined in the Bridge Loan Agreement) for the applicable interest period plus an applicable margin of 3.75 per cent.; provided that, in each case, the applicable margin shall increase 0.50 per cent. on the date occurring 91 days after the initial funding date and on each date occurring 90 days thereafter, subject to a Total Cap (as defined in the Bridge Loan Agreement).

In limited circumstances, including where necessary to achieve a successful syndication of the Bridge Facility, certain adjustments may be made to:

(i) increase the Total Cap by no more than 50 basis points based on certain credit rating thresholds; and/or

(ii) increase the Total Cap by no more than 25 basis points or 50 basis points, respectively, if the closing does not occur on or prior to 120 days or 180 days after 25 August 2022.

Guarantees and Security

The Bridge Loan Agreement is unconditionally guaranteed by the subsidiary guarantors party thereto and is secured by a first charge on substantially all of the assets of OpenText and the subsidiary guarantors party thereto on a pari passu basis with the Revolving Credit Agreement, the Term Loan Agreement and OpenText’s existing term loan agreement.

Covenants

The Bridge Loan Agreement contains representations, warranties, covenants, including negative covenants, and events of default that are customary for a transaction of this nature. Negative covenants include, but are not limited to, limitations on incurring additional indebtedness and liens.

Revolving Credit Agreement

Description of Revolving Credit Agreement and parties

On 31 October, 2019, OpenText and certain of its subsidiaries entered into a fourth amended and restated credit agreement (the “Revolving Credit Agreement”), by and among OpenText ULC, OpenText Holdings, Inc. (“OTHI”) and OpenText, as borrowers, the guarantors party thereto, each of the lenders party thereto, Barclays Bank PLC, as administrative agent, collateral agent and swing line lender, and Royal Bank of Canada as documentary credit lender.

OpenText intends to finance a portion of the repayment of Micro Focus’s existing debt with borrowings of approximately US$600 million under the Revolving Credit Agreement.

Maturity

The revolving loans may be repaid and reborrowed prior to 31 October 2024.

Interest

Borrowings under the Revolving Credit Agreement bear interest per annum at a floating rate of LIBOR (as defined in the Revolving Credit Agreement) plus a fixed margin dependent on OpenText’s consolidated net leverage ratio ranging from 1.25 per cent. to 1.75 per cent.

Guarantees and Security

The Revolving Credit Agreement is unconditionally guaranteed by each of the subsidiary guarantors party thereto and is secured by a first charge on substantially all of the assets of OpenText ULC, OTHI and OpenText and the guarantors party thereto on a pari passu basis with OpenText’s Term Loan Agreement, Bridge Loan Agreement and existing term loan agreement.

Financial Covenant

Under the Revolving Credit Agreement, OpenText must maintain a “consolidated net leverage” ratio of no more than 4.00:1.00 at the end of each financial quarter. Consolidated net leverage ratio is defined for this purpose as the proportion of OpenText Group’s total debt reduced by unrestricted cash, including guarantees and letters of credit, over OpenText Group’s Consolidated Net Debt for Borrowed Money (as defined in the Term Loan Agreement) reduced by unrestricted cash over OpenText Group’s trailing four financial quarter net income before interest, taxes, depreciation, amortization, restructuring, share-based compensation and other miscellaneous charges.

Covenants

The Revolving Credit Agreement contains representations, warranties, covenants, including negative covenants, and events of default that are customary for a financing of this nature. Negative covenants include, but are not limited to, limitations on incurring additional indebtedness and liens.

Senior Notes 2031

On November 24, 2021, OTHI, a wholly-owned indirect subsidiary of OpenText, issued US$650 million in aggregate principal amount of 4.125 per cent. Senior Notes due 2031 guaranteed by OpenText (“Senior Notes 2031”) in an offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to certain non-US persons in offshore transactions pursuant to Regulation S under the US Securities Act. Senior Notes 2031 bear interest at a rate of 4.125 per cent. per annum, payable semi-annually in arrears on June 1 and December 1, commencing on June 1, 2022. Senior Notes 2031 will mature on December 1, 2031, unless earlier redeemed, in accordance with their terms, or repurchased.

OTHI may redeem all or a portion of the Senior Notes 2031 at any time prior to December 1, 2026 at a redemption price equal to 100 per cent. of the principal amount of the Senior Notes 2031 plus an applicable premium, plus accrued and unpaid interest, if any, to the redemption date. OTHI may also redeem up to 40 per cent. of the aggregate principal amount of the Senior Notes 2031, on one or more occasions, prior to December 1, 2024, using the net proceeds from certain qualified equity offerings at a redemption price of 104.125 per cent. of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, subject to compliance with certain conditions. OTHI may, on one or more occasions, redeem the Senior Notes 2031, in whole or in part, at any time on and after December 1, 2026 at the applicable redemption prices set forth in the indenture governing the Senior Notes 2031, dated as of November 24, 2021, among OTHI, OpenText, the subsidiary guarantors party thereto, The Bank of New York Mellon, as US trustee, and BNY Trust Company of Canada, as Canadian trustee (the “2031 Indenture”), plus accrued and unpaid interest, if any, to the redemption date.

If OpenText experiences one of the kinds of change of control triggering events specified in the 2031 Indenture, OTHI will be required to make an offer to repurchase the Senior Notes 2031 at a price equal to 101 per cent. of the principal amount of the Senior Notes 2031, plus accrued and unpaid interest, if any, to the date of purchase.

The 2031 Indenture contains covenants that limit OTHI, OpenText and certain of OpenText’s subsidiaries’ ability to, among other things: (i) create certain liens and enter into sale and lease-back transactions; (ii) in the case of OpenText’s non-guarantor subsidiaries, create, assume, incur or guarantee additional indebtedness of OTHI, OpenText or the guarantors without such subsidiary becoming a subsidiary guarantor of Senior Notes 2031; and (iii) consolidate, amalgamate or merge with, or convey, transfer, lease or otherwise dispose of its property and assets substantially as an entirety to, another person. These covenants are subject to a number of important limitations and exceptions as set forth in the 2031 Indenture. The 2031 Indenture also provides for events of default, which, if any of them occurs, may permit or, in certain circumstances, require the principal, premium, if any, interest and any other monetary obligations on all the then-outstanding Senior Notes 2031 to be due and payable immediately.

Senior Notes 2031 are guaranteed on a senior unsecured basis by OpenText and OpenText’s existing and future wholly-owned subsidiaries (other than OTHI) that borrow or guarantee the obligations under OpenText’s existing senior credit facilities. Senior Notes 2031 and the guarantees rank equally in right of payment with all of OpenText’s, OTHI’s and the guarantors’ existing and future senior unsubordinated debt and will rank senior in right of payment to all of OpenText’s, OTHI’s and the guarantors’ future subordinated debt. Senior Notes 2031 and the guarantees will be effectively subordinated to all of OpenText’s, OTHI’s and the guarantors’ existing and future secured debt, including the obligations under the senior credit facilities, to the extent of the value of the assets securing such secured debt.

Senior Notes 2029

On November 24, 2021, OpenText issued US$850 million in aggregate principal amount of 3.875 per cent. Senior Notes due 2029 (“Senior Notes 2029”) in an offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to certain non-US persons in offshore transactions pursuant to Regulation S under the Securities Act. Senior Notes 2029 bear interest at a rate of 3.875 per cent. per annum, payable semi-annually in arrears on June 1 and December 1, commencing on June 1, 2022. Senior Notes 2029 will mature on December 1, 2029, unless earlier redeemed, in accordance with their terms, or repurchased.

OpenText may redeem all or a portion of the Senior Notes 2029 at any time prior to December 1, 2024 at a redemption price equal to 100 per cent. of the principal amount of the Senior Notes 2029 plus an applicable premium, plus accrued and unpaid interest, if any, to the redemption date. OpenText may also redeem up to 40 per cent. of the aggregate principal amount of the Senior Notes 2029, on one or more occasions, prior to December 1, 2024, using the net proceeds from certain qualified equity offerings at a redemption price of 103.875 per cent. of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, subject to compliance with certain conditions. OpenText may, on one or more occasions, redeem the Senior Notes 2029, in whole or in part, at any time on and after December 1, 2024 at the applicable redemption prices set forth in the indenture governing the Senior Notes 2029, dated as of November 24, 2021, among OpenText, the subsidiary guarantors party thereto, The Bank of New York Mellon, as US trustee, and BNY Trust Company of Canada, as Canadian trustee (the “2029 Indenture”), plus accrued and unpaid interest, if any, to the redemption date.

If OpenText experiences one of the kinds of change of control triggering events specified in the 2029 Indenture, OpenText will be required to make an offer to repurchase the Senior Notes 2029 at a price equal to 101 per cent. of the principal amount of the Senior Notes 2029, plus accrued and unpaid interest, if any, to the date of purchase.

The 2029 Indenture contains covenants that limit OpenText’s and certain of its subsidiaries’ ability to, among other things: (i) create certain liens and enter into sale and lease-back transactions; (ii) in the case of OpenText’s non-guarantor subsidiaries, create, assume, incur or guarantee additional indebtedness of OpenText or the guarantors without such subsidiary becoming a subsidiary guarantor of Senior Notes 2029; and (iii) consolidate, amalgamate or merge with, or convey, transfer, lease or otherwise dispose of its property and assets substantially as an entirety to, another person. These covenants are subject to a number of important limitations and exceptions as set forth in the 2029 Indenture. The 2029 Indenture also provides for events of default, which, if any of them occurs, may permit or, in certain circumstances, require the principal, premium, if any, interest and any other monetary obligations on all the then-outstanding Senior Notes 2029 to be due and payable immediately.

Senior Notes 2029 are guaranteed on a senior unsecured basis by OpenText’s existing and future wholly-owned subsidiaries that borrow or guarantee the obligations under OpenText’s existing senior credit facilities. Senior Notes 2029 and the guarantees rank equally in right of payment with all of OpenText’s and its guarantors’ existing and future senior unsubordinated debt and will rank senior in right of payment to all of OpenText’s and its guarantors’ future subordinated debt. Senior Notes 2029 and the guarantees will be effectively subordinated to all of OpenText’s and its guarantors’ existing and future secured debt, including the obligations under the senior credit facilities, to the extent of the value of the assets securing such secured debt.

10.
Offer-related arrangements

Cooperation Agreement

See paragraph 15 of Part II (Explanatory Statement) of this Document for further details on the Cooperation Agreement.

Confidentiality Agreement

See paragraph 15 of Part II (Explanatory Statement) of this Document for further details on the Confidentiality Agreement.

Clean Team Agreement

See paragraph 15 of Part II (Explanatory Statement) of this Document for further details on the Clean Team Agreement.

11.
Offer-related fees and expenses

11.1
Fees and Expenses of OpenText

The aggregate fees and expenses expected to be incurred by OpenText in connection with the Acquisition (excluding any applicable VAT and other taxes) are expected to be approximately:

Category	Amount (£)(1)
Financing arrangements	124,400,000
Financial and corporate broking advice (2)	21,800,000
Legal advice (2)(3)	11,500,000
Public relations advice(3)	600,000
Other professional services	1,700,000
Other costs and expenses	1,600,000
Total	161,600,000

(1)
Rounded to the nearest hundred thousand. Amounts have been converted, to the extent applicable, from a US Dollar amount into Sterling.
(2)
Amount payable in respect of the aggregate fees and expenses for these services depends on the Acquisition becoming Effective. Total does not include disbursements.
(3)
Certain of these services are provided by reference to hourly rates. Amounts included in the above table reflect the time incurred up to the Latest Practicable Date and an estimate of the further time required.

In addition, stamp duty of 0.5 per cent. on the purchase price of the Micro Focus Shares acquired pursuant to the Acquisition will be payable by OpenText.

11.2
Fees and Expenses of Micro Focus

The aggregate fees and expenses expected to be incurred by Micro Focus in connection with the Acquisition (excluding any applicable VAT and other taxes) are expected to be approximately:

Category	Amount (£)
Financial and corporate broking advice (1)	39,810,000
Legal advice (1) (2)	8,983,000
Public relations advice (1)	1,490,000
Other professional services (1) (2)	100,000
Other costs and expenses (1) (2) (3)	1,806,000
Total	52,190,000

(1)
Amount payable in respect of the aggregate fees and expenses for these services depends on the Acquisition becoming Effective. Total does not include disbursements.
(2)
Certain of these services are provided by reference to daily rates. Amounts included in the above table reflect the time incurred up to the Latest Practicable Date and an estimate of the further time required.
(3)
Includes amounts related to fees payable: (i) to the London Stock Exchange; (ii) to the Court in connection with the Scheme process; (iii) in connection with the printing and mailing of materials; and (iv) virtual data room provision.

12.
Financing arrangements relating to OpenText

See paragraph 9.2 of Part VIII (Additional Information on Micro Focus, Bidco and OpenText) of this Document for further details on the financing arrangements relating to OpenText.

13.
Cash confirmation

Barclays, in its capacity as sole financial adviser to OpenText, is satisfied that sufficient cash resources are available to Bidco to satisfy in full the cash consideration payable to Micro Focus Shareholders under the terms of the Acquisition.

14.
Persons acting in concert

14.1
In addition to the OpenText Directors (together with their close relatives and related trusts), and members of the OpenText Group, the persons who, for the purposes of the Takeover Code, are acting in concert with OpenText are:

Name	Registered Office	Relationship with OpenText
Barclays	5 The North Colonnade, Canary Wharf, London E14 4BB, United Kingdom	Sole Financial Adviser and Corporate Broker to OpenText
14.2
In addition to the Micro Focus Directors (together with their close relatives and related trusts) and members of the Micro Focus Group, the persons who, for the purposes of the Takeover Code, are acting in concert with Micro Focus are:

Name	Address/Registered office	Relationship with Micro Focus
Goldman Sachs	Plumtree Court, Plumtree Court, 25 Shoe Lane, London EC4A 4AU	Lead financial adviser to Micro Focus
Numis	45 Gresham Street London EC2V 7BF	Financial adviser and corporate broker to Micro Focus
Jefferies	100 Bishopsgate, London EC2N 4JL	Financial adviser and corporate broker to Micro Focus
15.
Significant change

15.1
Save as disclosed in the paragraph immediately below, there has been no significant change in the trading performance or financial position of Micro Focus since 30 April 2022, being the date to which the last interim financial information published by Micro Focus was prepared.

15.2
Following the announcement of the Acquisition on 25 August 2022, the Micro Focus Board expects to impair the carrying value of goodwill and purchased intangible assets on the Micro Focus Group’s balance sheet to a value which is in line with the OpenText offer price at 532 pence per share, which values the business at approximately US$6 billion. The Micro Focus Board will finalise the level of this impairment as part of the preparation of its forthcoming financial results.

16.
Consent

Each of Goldman Sachs, Numis, Jefferies and Barclays has given and not withdrawn its written consent to the issue of this Document with the inclusion of references to its name in the form and context in which they are included.

17.
Documents incorporated by reference

17.1
Parts of other documents are incorporated by reference into, and form part of, this Document.

17.2
Part V (Financial and Ratings Information) of this Document sets out which sections of certain documents are incorporated by reference into, and form part of, this Document.

17.3
A person who has received this Document may request a hard copy of such documents incorporated by reference. A copy of any such documents or information incorporated by reference will not be sent to such persons unless requested, free of charge, by contacting Micro Focus’s Registrars, Equiniti, either in writing to Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, or by calling the Shareholder Helpline on (0)371 384 2050, stating your name and the address to which the hard copy should be sent. Lines are open between 8.30 a.m. and 5.30 p.m. Monday to Friday (except public holidays in England and Wales). Please use the country code when calling from outside the United Kingdom. Calls from outside the United Kingdom will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and Equiniti cannot provide advice on the merits of the Acquisition or the Scheme or give any financial, legal or tax advice.

18.
Documents available for inspection

Copies of the following documents will be available for viewing on Micro Focus’s and OpenText’s websites at https://www.microfocus.com/en-us/investors and https://investors.opentext.com/ respectively by no later than 12.00 noon on the Business Day following the date of this Document (subject to any applicable restrictions relating to persons resident in Restricted Jurisdictions):

()
this Document;

(A)
the announcement to be released on a Regulatory Information Service in connection with the publication of this Document on the date hereof;

(B)
the Forms of Proxy;

(C)
the Rule 2.7 Announcement;

(D)
the irrevocable undertakings described in paragraph 6 of this Part VIII (Additional Information on Micro Focus, Bidco and OpenText);

(E)
the Cooperation Agreement;

(F)
the Confidentiality Agreement;

(G)
the Clean Team Agreement;

(H)
the material contracts referred to in paragraph 9 of this Part VIII (Additional Information on Micro Focus, Bidco and OpenText) in connection with the Acquisition;

(I)
consent letters from each of Goldman Sachs, Numis, Jefferies and Barclays in respect of each of the Rule 2.7 Announcement and this Document;

(J)
the memorandum and articles of association of Micro Focus;

(K)
a draft of the articles of association of Micro Focus as proposed to be amended at the General Meeting;

(L)
the financial information relating to Micro Focus referred to in paragraph 1 of Part V (Financial and Ratings Information) of this Document;

(M)
the financial information relating to OpenText referred to in paragraph 5 of Part V (Financial and Ratings Information) of this Document; and

(N)
an investor presentation provided to certain OpenText Shareholders.

19.
Sources of information and bases of calculation

In this Document, unless otherwise stated or the context otherwise requires, the following bases and sources have been used:

19.1
The issued and to be issued share capital of Micro Focus, being 347,583,240 Micro Focus Shares, is calculated as at the Latest Practicable Date on the basis of:

()
336,072,354 Micro Focus Shares in issue on the Latest Practicable Date; plus

(A)
24,913,939 Micro Focus Shares which may be issued (net of options proceeds if applicable) on or after the date of this Document on the exercise of options or vesting of awards under the Micro Focus Share Plans; plus

(B)
2,556,283 Micro Focus Shares which may be issued (net of warrants proceeds) on or after the date of this Document on the exercise of AWS Warrants; less

(C)
15,959,336 Micro Focus Shares held in trust in the Micro Focus EBT as at the Latest Practicable Date.

19.2
The enterprise value of US$5,904 million is calculated by reference to the fully diluted equity value plus pro forma net debt of US$3,694 million plus pension liability of US$85 million as at 30 April 2022, with pro forma net debt comprising the below from the unaudited consolidated balance sheet of Micro Focus as of that date, unless otherwise stated:

()
net debt of US$3,651 million;

(A)
interim dividend of US$26 million payable on 5 August 2022;

(B)
outstanding tax liability of US$17 million in relation to the disposal of the Digital Safe business.

19.3
The implied enterprise value multiple of approximately 2.2 times is based on Micro Focus’s pro forma revenue for the 12 months to 30 April 2022 of US$2,666 million, which is calculated on the basis of:

()
Micro Focus’s revenue for the 12 months to 30 April 2022 of US$2,744 million; less

(A)
The Digital Safe business’s revenue reflected in consolidated financial information of Micro Focus for the 12 months to 30 April 2022 of US$78 million.

19.4
The implied enterprise value multiple of approximately 6.3 times is based on Micro Focus’s pro forma Adjusted EBITDA for the 12 months to 30 April 2022 of US$942 million, which is calculated on the basis of:

()
Micro Focus’s Adjusted EBITDA for the 12 months to 30 April 2022 of US$978 million; less

(A)
Digital Safe’s Adjusted EBITDA reflected in consolidated financial information of Micro Focus for the 12 months to 30 April 2022 of US$36 million.

19.5
Where amounts are shown both in US Dollar and Sterling in this Document, an exchange rate of US$1.15:£1 has been used, which was derived from data provided by Bloomberg as at 4.30pm London Time on the Latest Practicable Date.

19.6
All Closing Prices for Micro Focus Shares have been derived from Bloomberg, and the three and six month volume weighted average prices are derived from Bloomberg data.

19.7
The financial information relating to Micro Focus has been extracted or derived from the:

()
audited consolidated financial statements of Micro Focus for the year ended 31 October 2021; and

(A)
unaudited consolidated interim financial statements contained in the interim results of Micro Focus for the period ended 30 April 2022.

19.8
Certain figures in this Document have been subject to rounding adjustments.

 PART IX

DEFINITIONS

“2020 Micro Focus Annual Report”	the annual report and audited accounts of the Micro Focus Group for the 12 months ended 31 October 2020;
“2021 Micro Focus Annual Report”	the annual report and audited accounts of the Micro Focus Group for the 12 months ended 31 October 2021;
“2022 Micro Focus Interim Results”	the half yearly results announcement of the Micro Focus Group for the six month period to 30 April 2022;
“Acquisition”
the proposed acquisition of the entire issued, and to be issued, share capital of Micro Focus by OpenText (other than Micro Focus Shares already held by or on behalf of OpenText, if any) to be implemented by way of the Scheme or, should OpenText so elect (with the consent of the Panel and subject to the terms of the Cooperation Agreement), by way of a Takeover Offer, and, where the context admits, any subsequent revision, variation, extension or renewal thereof;

“Acquisition Price”	532 pence per Micro Focus Share;
“Admission and Disclosure Standards”
the rules issued by the London Stock Exchange in relation to the admission requirements and continuing obligations for companies seeking admission to trading on the London Stock Exchange’s Main Market for listed securities;

“ADS Voting Instruction Card”	the voting card provided to Micro Focus ADS Holders by the Depositary for use in providing voting instructions to the Depositary with regard to the Micro Focus ADSs at the Meetings;
“ADS Voting Record Time”	5:00 p.m. (New York time) on 16 September 2022;
“Articles of Association”	the articles of association of Micro Focus from time to time;
“associated undertaking”
has the meaning given to it by paragraph 19 of Schedule 6 to The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (SI 2008/410) but for this purpose ignoring paragraph 19(1)(b) of Schedule 6 to those regulations;

“Award”	any award or option under a Micro Focus Share Plan;
“AWS Warrants”	warrants issued to Amazon.com NV Investment Holdings LLC in connection with Micro Focus’s commercial agreement with Amazon.com Services LLC entered into on 24 February 2021;
“Barclays”	Barclays Bank PLC, acting through its investment bank;
“Bidco”	OpenText UK Holding Limited, a company incorporated in England and Wales with registered number 14311122;
“Bidco Directors”	the directors of Bidco as at the date of this Document or, where the context so requires, the directors of Micro Focus from time to time
“Bidder Shares” or “OpenText Shares”	means ordinary shares in the capital of OpenText;
“Business Day”	a day (other than a Saturday, Sunday or a public or bank holiday in England) on which banks are open for general business in London;
“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);
“CGT”	United Kingdom capital gains tax;
“Clean Team Agreement”	the clean team agreement dated 1 August 2022 between OpenText and Micro Focus, as described in paragraph 15 of Part II (Explanatory Statement) of this Document;
“Closing Price”	the closing middle market quotations of a Micro Focus Share derived from the Daily Official List (unless otherwise specified) on any particular date;
“Companies Act”	the Companies Act 2006, as amended from time to time;
“Conditions”	the conditions to the Acquisition and to the implementation of the Scheme which are set out in Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document;
“Consideration”
the consideration payable to Micro Focus Shareholders pursuant to the Acquisition, comprising 532 pence in cash (as the same may be reduced subject to, and in accordance with, paragraph 2 of Part IV (The Scheme of Arrangement) of this Document);

“Confidentiality Agreement”	the confidentiality agreement dated 28 July 2022 between OpenText and Micro Focus, as described in paragraph 15 of Part II (Explanatory Statement) of this Document;
“Cooperation Agreement”	the Cooperation Agreement between Micro Focus and OpenText dated 25 August 2022, as described in paragraph 15 of Part II (Explanatory Statement) of this Document;
“Court”	the High Court of Justice in England and Wales;
“Court Meeting”
the meeting of Scheme Shareholders (and any adjournment, postponement or reconvening thereof) convened pursuant to an order of the Court pursuant to section 896 of the Companies Act, notice of which is set out in Part X (Notice of Court Meeting) of this Document, for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme;

“Court Order”	the order of the Court sanctioning the Scheme under section 899 of the Companies Act;
“Court Sanction Date”	the date on which the Scheme is sanctioned by the Court;
“Court Sanction Hearing”	the hearing of the Court at which Micro Focus will seek an order sanctioning the Scheme pursuant to Part 26 of the Companies Act and any adjournment, postponement or reconvening thereof;
“CREST”
the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755), including as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018) in respect of which Euroclear is the Operator (as defined in said Regulations);

“CREST Applications Host”	the communication hosting system operated by Euroclear;
“CREST Manual”	the CREST Manual published by Euroclear, as amended from time to time;
“CREST Proxy Instruction”	has the meaning given to it on page 12 (ACTION TO BE TAKEN);
“CREST Regulations”
the Uncertificated Securities Regulations 2001 (SI 2001/3755) (including as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2019), as amended from time to time (including by means of the Uncertificated Securities (Amendment and EU Exit) Regulations 2019 (SI 2019/679));

“Daily Official List”	the daily official list of the London Stock Exchange;
“Dealing Disclosure”	an announcement pursuant to Rule 8 of the Takeover Code containing details of dealings in interests in relevant securities of a party to an offer;
“Deposit Agreement”	the deposit agreement dated 11 August 2017, by and among the Company, the Depositary and all holders and beneficial owners from time to time of the Micro Focus ADSs issued thereunder;
“Depositary”	Deutsche Bank Trust Company Americas, or the depositary from time to time for the Micro Focus ADSs appointed pursuant to the terms of the Deposit Agreement;
“Depositary Notice”
a notice mailed to the Micro Focus ADS Holders by the Depositary containing (i) information set out in the notice of the Court Meeting and notice of the General Meeting; (ii) a statement that the Micro Focus ADS Holders on the ADS Voting Record Time will be entitled to instruct the Depositary as to the exercise of the voting rights of the Micro Focus Shares underlying the Micro Focus ADSs; and (iii) a brief statement as to the manner in which such instructions to the Depositary may be given, as pursuant to the Deposit Agreement;

“Digital Safe business”	has the meaning given to it paragraph 9.1 of Part VIII (Additional Information on Micro Focus, Bidco and OpenText)
“Disclosed”
the information which has been: (a) fairly disclosed in writing before the date of the Rule 2.7 Announcement by or on behalf of Micro Focus to OpenText (or any of OpenText’s respective officers, employees, agents or advisers in their capacity as such) including, without limitation, in the virtual data room operated by or on behalf of Micro Focus in respect of the Acquisition; (b) disclosed by or on behalf of Micro Focus in the Annual Report and Financial Statements of Micro Focus for the year ended 31 October 2021; (c) disclosed by or on behalf of Micro Focus in the interim results announcement for Micro Focus for the six months ended 30 April 2022; (d) disclosed by or on behalf of Micro Focus in the Rule 2.7 Announcement; (e) disclosed in any other public announcement by, or on behalf of, Micro Focus in accordance with the Listing Rules, the Disclosure Guidance and Transparency Rules or otherwise made via Regulatory Information Service before the date of the Rule 2.7 Announcement; or (f) otherwise fairly disclosed by or on behalf of Micro Focus during any management due diligence sessions in respect of the Acquisition prior to the date of the Rule 2.7 Announcement;

“Disclosure Guidance and Transparency Rules”	the disclosure guidance and transparency rules of the FCA made under section 73A of FSMA and forming part of the FCA's Handbook of rules and guidance, as amended from time to time;
“Disclosure Period”	the period commencing on 25 August 2021 (being the date 12 months prior to the start of the Offer Period) and ending on the Latest Practicable Date;
“Document”	this Document dated 20 September 2022 addressed to Micro Focus Shareholders containing the Scheme and an explanatory statement in compliance with section 897 of the Companies Act;
“Effective”
in the context of the Acquisition:
() if the Acquisition is implemented by way of the Scheme, the Scheme having become effective pursuant to its terms; or

(i) if the Acquisition is implemented by way of the Takeover Offer (with the Panel’s consent and subject to and in accordance with the terms of the Cooperation Agreement), the Takeover Offer having been declared or having become unconditional in all respects in accordance with the requirements of the Takeover Code;

“Effective Date”	the date on which the Acquisition becomes Effective in accordance with its terms;
“Enlarged Group”	the enlarged group following completion of the Acquisition, comprising the OpenText Group and the Micro Focus Group;
“Euroclear”	Euroclear UK & International Limited;
“Excluded Shares”	any Micro Focus Shares: ● beneficially owned by Bidco or any other member of the OpenText Group; or ● held by Micro Focus in treasury, in each case, immediately before the Scheme Record Time;
“Executive Directors”	the executive directors of Micro Focus as at the date of this Document and “Executive Director” means any one of them;
“Expected Timetable of Principal Events”	the expected timetable of events, as set out at pages 15 to 16;
“Explanatory Statement”	the explanatory statement (in compliance with section 897 of the Companies Act) relating to the Scheme, as set out in this Document;
“FCA”	the Financial Conduct Authority of the United Kingdom, acting in its capacity as the competent authority for the purposes of FSMA, or its successor from time to time;
“Form(s) of Proxy”	each of the BLUE Form of Proxy in relation to the Court Meeting and the YELLOW Form of Proxy in relation to the General Meeting (or both, as the context requires);
“FSMA”	the Financial Services and Markets Act 2000, as amended from time to time;
“General Meeting”
the general meeting of Micro Focus Shareholders, convened by the notice set out in Part XI (Notice of General Meeting) of this Document, including any adjournment, postponement or reconvening thereof, for the purposes of considering and, if thought fit, approving the Special Resolution;

“Goldman Sachs”	Goldman Sachs International;
“HMRC”	His Majesty’s Revenue and Customs or its successor from time to time;
“holder”	a registered holder and includes any person(s) entitled by transmission;
“IFRS”	International Financial Reporting Standards;
“Irish Sharesave”	means the Micro Focus Sharesave Plan Ireland 2013 (as amended from time to time);
“ISIN”	International Securities Identification Number;
“Last Accounts Date”	31 October 2021;
“Latest Practicable Date”	close of business on 15 September 2022, being the latest practicable date before publication of this Document;
“Listing Rules”	the listing rules, made by the FCA under Part 6 FSMA, as amended from time to time;
“London Stock Exchange”	the London Stock Exchange plc or its successor;
“Long Stop Date”	31 May 2023 or such later date as may be agreed by Micro Focus and OpenText in writing (with the Panel's consent and as the Court may approve (if such consent and/or approval is required));
“Main Market”	the main market of the London Stock Exchange;
“Market Abuse Regulation”
the retained EU law version of Regulation (EU) No. 596/2014 of the European Parliament and the Council of 16 April 2014 on market abuse as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended from time to time (including by the Market Abuse (Amendment) (EU Exit) Regulations 2019 (SI 2019/310));

“Meeting”	the Court Meeting and/or the General Meeting as the case may be;
“Micro Focus” or “Company”
Micro Focus International plc, a company incorporated in England and Wales with registered number 05134647 and with its registered office address at The Lawn, Old Bath Road, Newbury, Berkshire, RG14 1QN, United Kingdom;

“Micro Focus ADR Programme”	The Sponsored American Depositary Receipt facility created pursuant to the Deposit Agreement;
“Micro Focus ADS Holder Helpline”	the helpline set up by the Depositary, further details of which are provided in paragraph 21 of Part II (Explanatory Statement);
“Micro Focus ADSs”	American Depositary Shares issued under the Micro Focus ADR Programme, each representing one Micro Focus Share;
“Micro Focus ADS Holders”	holders of Micro Focus ADSs;
“Micro Focus Directors” or “Micro Focus Board”	the directors of Micro Focus as at the date of this Document or, where the context so requires, the directors of Micro Focus from time to time;
“Micro Focus DSBP”	means the Micro Focus Deferred Share Bonus Plan (as amended from time to time);
“Micro Focus EBT”	means the Micro Focus employee benefit trust;
“Micro Focus ESPP”	means the Micro Focus Employee Stock Purchase Plan 2006 (as amended from time to time);
“Micro Focus Group”	Micro Focus and its subsidiary undertakings from time to time;
“Micro Focus LTIP”	the Micro Focus Incentive Plan 2005 (as amended from time to time);
“Micro Focus Meetings”	the Court Meeting and the General Meeting;
“Micro Focus Remuneration Committee”	the Remuneration Committee of the Micro Focus Board from time to time;
“Micro Focus Shareholders”	registered holders of Micro Focus Shares from time to time;
“Micro Focus Shares”	the ordinary shares of 10 pence each in the capital of Micro Focus;
“Micro Focus Share Plan Notice”	has the meaning given to it in paragraph 11 of Part II (Explanatory Statement) of this Document;
“Micro Focus Share Plans”	the Micro Focus LTIP, the Micro Focus DSBP, the Irish Sharesave, the UK Sharesave and the Micro Focus ESPP, each as amended from time to time;
“Micro Focus Shareholders”	registered holders (including those entitled by transmission) of Micro Focus Shares from time to time;
“Micro Focus Shares”	ordinary shares of 10 pence each in the capital of Micro Focus;
“Meeting(s)”	each of the Court Meeting and the General Meeting (or both, as the context requires);
“Nominated Person”	has the meaning given to it in each of Part X (Notice of Court Meeting) and Part XI (Notice of General Meeting) of this Document (as the context requires);
“Non-Executive Directors”	the non-executive directors of Micro Focus as at the date of this Document;
“Non-United Kingdom Holders”	has the meaning given to it in Part VII (Additional Information for Overseas Shareholders);
“Numis”	Numis Securities Limited;
“Offer Period”
the offer period (as defined in the Takeover Code) relating to Micro Focus, which commenced on 25 August 2022, and ending on the earlier of the date on which it is announced that the Scheme has become Effective and/or the date on which it is announced that the Scheme has lapsed or has been withdrawn (or such other date as the Takeover Code may provide or the Panel may decide);

“Official List”	the Official List maintained by the FCA pursuant to Part 6 of FSMA;
“Opening Position Disclosure”	has the same meaning as in Rule 8 of the Takeover Code;
“OpenText”	OpenText Corporation, a company incorporated in Ontario with corporation number 1083604-4;
“OpenText Directors”	the directors of Micro Focus as at the date of this Document or, where the context so requires, the directors of Micro Focus from time to time;
“OpenText Group”	OpenText and its subsidiary undertakings from time to time;
“Overseas Shareholders”	Micro Focus Shareholders (or nominees of, or custodians or trustees for Micro Focus Shareholders) who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom;
“Panel”	the Panel on Takeovers and Mergers of the United Kingdom, or any successor to it;
“PRA”	the Prudential Regulation Authority or its successor from time to time;
“PSU Awards”	means Awards granted under the Micro Focus LTIP with performance conditions;
“Registrars” or “Receiving Agent” or “Equiniti”	Equiniti Limited;
“Registrar of Companies”	the Registrar of Companies in England and Wales;
“Relevant Authority”
any central bank, ministry, governmental, quasigovernmental, supranational (including the European Union), statutory, regulatory or investigative body, authority or tribunal (including any national or supranational antitrust, competition or merger control authority, any sectoral ministry or regulator and any foreign investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by them, any trade agency, association, institution or professional or environmental body in any jurisdiction;

“Regulatory Information Service”	a primary information provider which has been approved by the FCA for the purpose of disseminating regulatory announcements;
“Restricted Jurisdiction”
any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Acquisition is sent or made available to Micro Focus Shareholders in that jurisdiction;

“RSU Awards”	means Awards granted under the Micro Focus LTIP without performance conditions;
“Rule 2.7 Announcement”	the announcement made by OpenText on 25 August 2022 of its firm intention to make an offer for Micro Focus;
“Scheme” or “Scheme of Arrangement”
the proposed scheme of arrangement under Part 26 of the Companies Act between Micro Focus and holders of Scheme Shares, as set out in Part IV (The Scheme of Arrangement) of this Document, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by Micro Focus and OpenText;

“Scheme Record Time”	6.00 p.m. on the Business Day immediately preceding the Effective Date (or such other date and/or time as OpenText and Micro Focus may agree);
“Scheme Shareholders”	registered holders (including those entitled by transmission) of Scheme Shares and a “Scheme Shareholder” shall mean any one of those Scheme Shareholders;
“Scheme Shares”
the Micro Focus Shares:
(i) in issue at the date of this Document;
(ii) (if any) issued after the date of this Document and prior to the Voting Record Time; and
(iii) (if any) issued at or after the Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof shall be bound by this Scheme or shall by such time have agreed in writing to be bound by the Scheme, in each case (where the context requires), remaining in issue at the Scheme Record Time but excluding any Excluded Shares at any relevant date or time;

“SDRT”	United Kingdom stamp duty reserve tax;
“SEC”	the US Securities and Exchange Commission;
“Shareholder Helpline”	the helpline set up by Equiniti, further details of which are provided in paragraph 21 of Part II (Explanatory Statement);
“significant interest”	a direct or indirect interest in 20 per cent. or more of the total voting rights conferred by the equity share capital (as defined in section 548 of the Companies Act);
“Special Resolution”
the special resolution to be proposed at the General Meeting necessary to facilitate the implementation of the Scheme, including, without limitation, the amendment of the Articles of Association of Micro Focus by the adoption and inclusion of a new article under which any Micro Focus Shares issued or transferred after the Scheme Record Time (other than to OpenText and/or its nominees) shall be automatically transferred to OpenText (or as it may direct) (and, where applicable, for consideration to be paid to the transferee or to the original recipient of the Micro Focus Shares so transferred or issued) on the same terms as the Acquisition (other than terms as to timings and formalities) and as set out in full in Part XI (Notice of General Meeting) of this Document;

“Standard & Poor’s”	Standard & Poor’s Financial Services LLC;
“subsidiary”, “subsidiary undertaking” and “undertaking”	shall be construed in accordance with the Companies Act;
“Takeover Code”	The City Code on Takeovers and Mergers, as amended from time to time;
“Takeover Offer”
if (subject to the consent of the Panel and subject to and in accordance with the terms of the Cooperation Agreement) OpenText elects to effect the Acquisition by way of a takeover offer (as defined in Chapter 3 of Part 29 of the Companies Act), the offer to be made by or on behalf of OpenText to acquire the issued and to be issued ordinary share capital of Micro Focus on the terms and subject to the conditions to be set out in the related offer document (and, where the context admits, any subsequent revision, variation, extension or renewal of such offer);

“Third Party”	has the meaning given to it in Part III (Conditions to the Implementation of the Scheme and to the Acquisition) of this Document;
“treasury shares”	any ordinary shares of Micro Focus held by Micro Focus as treasury shares;
“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;
“UK Holders”	has the meaning given to it in Part VI (United Kingdom Taxation);
“United Kingdom Government”	the government of the United Kingdom of Great Britain and Northern Ireland;
“uncertificated” or “in uncertificated form”	a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST;
“U.S.”, “US” or “United States”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;
“US Exchange Act”	the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
“US Micro Focus Shareholder”	a Micro Focus Shareholder resident or located in the United States of America;
“US Securities Act”	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
“Voting Record Time”
6.30 p.m. on the day which is two Business Days prior to the date of the Court Meeting and the General Meeting or, if the Court Meeting and/or the General Meeting is adjourned, 6.30 p.m. on the day which is two Business Days before the date of such adjourned Meeting; and

“Wider Micro Focus Group”
the members of the Micro Focus Group and their respective associated undertakings and any other body corporate, partnership, joint venture or person in which Micro Focus and all such undertakings (aggregating their interests) have a Significant Interest;

For the purposes of this Document:

●
references to an enactment include references to that enactment as amended, replaced, consolidated or re-enacted by or under any other enactment before or after the date of this Document;

●
all references to “£”, “GBP”, “Pounds Sterling”, “pence” and “p” are to the lawful currency of the United Kingdom;

●
references to the singular include the plural and vice versa; and

●
all times referred to are London time unless otherwise stated.

PART X

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE
BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES
COMPANIES COURT (ChD)
CR-2022-002844

IN THE MATTER OF MICRO FOCUS INTERNATIONAL PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

NOTICE IS HEREBY GIVEN that, by an order dated 16 September 2022 made in the above matters, the Court has given permission for a meeting (the “Court Meeting”) to be convened of the Scheme Shareholders as at the Voting Record Time (each as defined in the Scheme (as defined below)) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made pursuant to Part 26 of the Companies Act 2006 (the “Companies Act”) between Micro Focus International plc (the “Company”) and the Scheme Shareholders (the “Scheme”) and that such meeting will be held at The Lawn, Old Bath Road, Newbury, Berkshire, RG14 1QN, England at 2.00 p.m. on 18 October 2022.

A copy of the Scheme and a copy of the explanatory statement required to be published pursuant to section 897 of the Companies Act are incorporated in the Document of which this Notice of Court Meeting forms part.

Unless the context requires otherwise, any capitalised term used but not defined in this Notice of Court Meeting shall have the meaning given to such term in the Document of which Notice of Court Meeting forms part.

Voting on the resolution to approve the Scheme will be by poll, which shall be conducted as the Chair of the Court Meeting may determine.

Right to Appoint a Proxy; Procedure for Appointment

Voting at the Court Meeting will be by poll. It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of Scheme Shareholders. Scheme Shareholders are strongly encouraged to submit proxy appointments and instructions for the Court Meeting as soon as possible, using any of the methods (by post, online or electronically through CREST) set out below.

The completion and return of the BLUE Form of Proxy by post (or transmission of a proxy appointment or voting instruction electronically, online, through CREST or by any other procedure described below) will not prevent you from attending and voting at the Court Meeting if you are entitled to and wish to do so.

()
Sending BLUE Form of Proxy by post

A BLUE Form of Proxy, for use at the Court Meeting, has been provided with this Notice of Court Meeting. Instructions for its use are set out on the form. It is requested that the BLUE Form of Proxy (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) be returned to the Company’s Registrars, Equiniti, by post to Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, so as to be received as soon as possible and ideally not later than 2.00 p.m. on 14 October 2022 (or, in the case of an adjournment of the Court Meeting, 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time appointed for the adjourned meeting).

If the BLUE Form of Proxy for the Court Meeting is not lodged by the relevant time, it may be: (i) scanned and emailed to Equiniti at the following email address: proxyvotes@equiniti.com; or (ii) presented in person to the Equiniti representative who will be present at the Court Meeting, in each case at any time prior to the commencement of the Court Meeting (or any adjournment thereof).

(a)
Online appointment of proxies

As an alternative to completing and returning the printed BLUE Form of Proxy, proxies may be appointed electronically via Equiniti’s online facility by logging on to the following website: www.sharevote.co.uk and following the instructions therein. For an electronic proxy appointment to be valid, the appointment must be received by Equiniti not later than 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time fixed for the Court Meeting (as set out in paragraph (a) above) or any adjournment thereof. If the electronic proxy appointment is not received by this time, the BLUE Form of Proxy may be: (i) scanned and emailed to Equiniti at the following email address: proxyvotes@equiniti.com; or (ii) presented in person to the Equiniti representative who will be present at the Court Meeting, at any time prior to the commencement of the Court Meeting (or any adjournment thereof).

(b)
Electronic appointment of proxies through CREST

If you hold Scheme Shares in uncertificated form through CREST and wish to appoint a proxy or proxies for the Court Meeting (or any adjournment thereof) using the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed any voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of Euroclear and must contain the information required for such instructions as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy) must, in order to be valid, be transmitted so as to be received by Equiniti (ID: RA19) not later than 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time fixed for the Court Meeting or any adjournment thereof (as set out in (a) above). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Equiniti are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. If the CREST proxy appointment or instruction is not received by this time, the BLUE Form of Proxy may be: (i) scanned and emailed to Equiniti at the following email address: proxyvotes@equiniti.com; or (ii) presented in person to the Equiniti representative who will be present at the Court Meeting, at any time prior to the commencement of the Court Meeting (or any adjournment thereof).

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed any voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. For further information on the logistics of submitting messages in CREST, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the CREST Regulations.

Voting Record Time

Entitlement to attend and vote at (in person or by proxy) the Court Meeting or any adjournment thereof and the number of votes which may be cast at the Court Meeting will be determined by reference to the register of members of the Company at 6.30 p.m. on 14 October 2022 or, if the Court Meeting is adjourned, 6.30 p.m. on the date which is two Business Days before the date fixed for the adjourned meeting. Changes to the register of members after the relevant time shall be disregarded in determining the rights of any person to attend and vote at (in person or by proxy) the Court Meeting.

Joint Holders

In the case of joint holders of Scheme Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

Corporate Representatives

As an alternative to appointing a proxy, any holder of Scheme Shares which is a corporation may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member, provided that if two or more corporate representatives purport to vote in respect of the same shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised.

By the said order, the Court has appointed Gregory Lock or, failing him, Stephen Murdoch, or failing him, any other Micro Focus Director to act as Chair of the Court Meeting and has directed the Chair to report the result thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 20 September 2022

Slaughter and May

One Bunhill Row

London EC1Y 8YY

Solicitors for the Company

Nominated Persons

Any person to whom this Notice of Court Meeting is sent who is a person nominated under section 146 of the Companies Act to enjoy information rights (a “Nominated Person”) does not, in that capacity, have a right to appoint a proxy, such right only being exercisable by shareholders of the Company. However, a Nominated Person may, under an agreement between that Nominated Person and the shareholder by whom that Nominated Person was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Court Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, that Nominated Person may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

PART XI

NOTICE OF GENERAL MEETING

MICRO FOCUS INTERNATIONAL PLC

Notice is hereby given that a general meeting of Micro Focus International plc (the “Company”) will be held at The Lawn, Old Bath Road, Newbury, Berkshire, RG14 1QN, England, at 2.15 p.m. on 18 October 2022 (or as soon thereafter as the Court Meeting (as defined in Part IX (Definitions) of the Document of which this Notice of General Meeting forms part) concludes or is adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution.

Unless the context requires otherwise, any capitalised term used but not defined in this Notice of General Meeting shall have the meaning given to such term in the Document of which this Notice of General Meeting forms part.

SPECIAL RESOLUTION

THAT, for the purpose of giving effect to the scheme of arrangement dated 20 September 2022 (as amended or supplemented) (the ”Scheme”) between the Company and the holders of Scheme Shares (as defined in the Scheme), a copy of which has been produced to this meeting and for the purposes of identification signed by the Chair of this meeting, in its original form or with or subject to any modification, addition, or condition agreed by the Company and OpenText Corporation and approved or imposed by the High Court of Justice of England and Wales:

(A)
the directors of the Company (or a duly authorised committee thereof) be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; and

(B)
with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new Article 154:

“154. Scheme of Arrangement

154.1
In this Article 154, references to the “Scheme” are to the Scheme of Arrangement under Part 26 of the Companies Act 2006 between the Company and the holders of Scheme Shares (as defined in the Scheme) dated 20 September 2022 (with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company and OpenText Corporation (“OpenText”)) and (save as defined in this article) terms defined in the Scheme shall have the same meanings in this article.

154.2
Notwithstanding any other provisions in these articles, if the Company issues or transfers out of treasury any Micro Focus Shares (other than to OpenText, any subsidiary of OpenText, any parent undertaking of OpenText or any subsidiary of such parent undertaking, or any nominee of OpenText (each a “OpenText Company”)) on or after the date of the adoption of this Article 154 and prior to the Scheme Record Time (as defined in the Scheme) such Micro Focus Shares shall be issued or transferred subject to the terms of the Scheme (and shall be Scheme Shares for the purposes thereof) and the original holder or subsequent holders of such Micro Focus Shares shall be bound by the Scheme accordingly.

154.3
Notwithstanding any other provision of these articles, subject to the Scheme becoming Effective, any shares issued or transferred out of treasury to any person (other than a OpenText Company or its nominee(s)) at or after the Scheme Record Time (a “New Member”) (each a “Post-Scheme Share”) shall be issued or transferred on terms that they shall (on the Effective Date or, if later, on issue or transfer (but subject to the terms of Article 154.4 below)), be immediately transferred to Bidco (or such person as it may direct) (the “Purchaser”), who shall be obliged to acquire each Post-Scheme Share in consideration of and conditional upon the payment of 532 pence in cash (the “Consideration”) such provision of cash being equal to the consideration to which a New Member would have been entitled had such Post-Scheme Share been a Scheme Share.

154.4
Any person who is beneficially entitled to shares issued or transferred to a New Member (other than, for the avoidance of doubt, a person who becomes beneficially entitled to shares by virtue of a transfer pursuant to this Article 154.4) may, prior to the issue or transfer of Post-Scheme Shares to the New Member pursuant to the exercise of an option or satisfaction of an award under one of the Micro Focus Share Plans (as defined in the Scheme), give not less than two Business Days’ written notice to the Company in such manner as the board shall prescribe of his or her intention to transfer the beneficial ownership of some or all of such Post-Scheme Shares to his or her spouse or civil partner and may, if such notice has been validly given, on or before such Post-Scheme Shares being issued or transferred to him or her, immediately transfer to his or her spouse or civil partner beneficial ownership of any such Post-Scheme Shares, provided that such Post-Scheme Shares (including both legal and beneficial ownership thereof) will then be immediately transferred to the Purchaser pursuant to Article 154.3 above. If notice has been validly given pursuant to this Article 154.4 but the beneficial owner does not immediately transfer to his or her spouse or civil partner the beneficial ownership of the Post-Scheme Shares in respect of which notice was given, both the legal and beneficial ownership of the Post-Scheme Shares in respect of which notice was given will be transferred to the Purchaser and/or its nominee(s) pursuant to Article 154.3 above. If notice is not given pursuant to this Article 154.4, both the legal and beneficial ownership of the Post-Scheme Shares will be immediately transferred to the Purchaser pursuant to Article 154.3 above.

154.5
On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation) carried out after the Effective Date (as defined in the Scheme), the value of the consideration per Post-Scheme Share to be paid under Article 154.3 shall be adjusted by the directors of the Company in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article 154 to Micro Focus Shares shall, following such adjustment, be construed accordingly.

154.6
To give effect to any transfer of Post-Scheme Shares required pursuant to Article 154.3, the Company may appoint any person as attorney and/or agent for the New Member to transfer the Post-Scheme Shares to the Purchaser and/or its nominees and do all such other things and execute and deliver all such documents or deeds as may in the opinion of such attorney or agent be necessary or desirable to vest the Post-Scheme Shares in the Purchaser and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as the Purchaser may direct. If an attorney or agent is so appointed, the New Member shall not thereafter (except to the extent that the attorney or agent fails to act in accordance with the directions of the Purchaser) be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed in writing by the Purchaser. The attorney or agent shall be empowered to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder) in favour of the Purchaser and the Company may give a good receipt for the consideration for the Post-Scheme Shares and may register the Purchaser as holder thereof and issue to it certificate(s) for the same. The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares. The Purchaser shall settle the consideration due to the New Member pursuant to Article 154.3 above by sending a cheque in favour of the New Member (or any subsequent holder) in respect of the Consideration to which such New Member is entitled and any fractional entitlements in accordance with Article 154.5, or by any alternative method communicated by the Purchaser to the New Member as soon as practicable and in any event no later than 14 days after the date on which the Post-Scheme Shares are issued to the New Member.

154.7
If the Scheme shall not have become Effective by the applicable date referred to in (or otherwise set in accordance with) Clause 6(B) of the Scheme, this Article 154 shall cease to be of any effect.

154.8
Notwithstanding any other provision of these articles, both the Company and the board shall refuse to register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Date other than to the Purchaser and/or its nominee(s) pursuant to the Scheme.”

20 September 2022

By Order of the Board

Suzanne Chase

Company Secretary

Micro Focus International plc
Registered Office:	The Lawn, Old Bath Road, Newbury, Berkshire, RG14 1QN
Registered in England and Wales:	No. 05134647

Notes:

The following notes explain your general rights as a shareholder and your right to attend and vote at the General Meeting or to appoint someone else to vote on your behalf. The General Meeting is being held as a physical meeting. The nature of business of the General Meeting is to consider and, if thought fit, pass the Special Resolution.

1.
Special Resolution

In order for the Special Resolution above to be passed, not less than 75 per cent. of the votes cast by those entitled to vote must be in favour in order to pass the resolution as a special resolution.

2.
Attendance at the Meeting

Any changes to the arrangements for the General Meeting will be communicated to Micro Focus Shareholders before the General Meeting, including through the Company’s website at https://www.microfocus.com/en-us/investors and by announcement through a Regulatory Information Service.

3.
Entitlement to attend and vote

Pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001 (as amended), the Company has specified that only those members registered on the register of members of the Company at 6.30 p.m. on 14 October 2022 (the “Voting Record Time”) (or, if the meeting is adjourned to a time more than 48 hours after the Voting Record Time, by 6.30 p.m. on the day which is two Business Days prior to the time of the adjourned meeting) shall be entitled to attend and vote at (in person or by proxy) the General Meeting in respect of the number of shares registered in their name at that time. If the meeting is adjourned to a time not more than 48 hours after the Voting Record Time, that time will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the General Meeting.

4.
Appointment of proxies

Micro Focus Shareholders are strongly encouraged to submit proxy appointments and instructions for the General Meeting as soon as possible, using any of the methods (by post, online, or electronically through CREST) set out below.

A member entitled to attend and vote at the General Meeting may appoint one or more proxies to exercise all or any of the member’s rights to attend and, on a poll, to vote instead of that member. A proxy need not be a member of the Company but must attend the meeting for the member’s vote to be counted. If a member appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by the member. If a member wishes to appoint more than one proxy they should contact Equiniti for further YELLOW forms of proxy or photocopy the YELLOW Form of Proxy as required.

The completion and return of the YELLOW Form of Proxy by post (or transmission of a proxy appointment or voting instruction electronically, online, through CREST or by any other procedure described below) will not prevent Micro Focus Shareholders from attending and voting at the General Meeting if they are entitled to and wish to do so.

()
Sending YELLOW Form of Proxy by post

A YELLOW Form of Proxy, for use at the General Meeting, has been provided with this Notice of General Meeting. Instructions for its use are set out on the form. It is requested that the YELLOW Form of Proxy (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) be returned to the Company’s Registrars, Equiniti, by post to Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, so as to be received as soon as possible and in any event not later than 2.15 p.m. on 14 October 2022 (or, in the case of an adjournment of the General Meeting, 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time appointed for the adjourned meeting).

If the YELLOW Form of Proxy for the General Meeting is not lodged by the relevant time, it will be invalid.

(a)
Online appointment of proxies

As an alternative to completing and returning the printed YELLOW Form of Proxy, proxies may be appointed electronically via Equiniti’s online facility by logging on to the following website: www.sharevote.co.uk and following the instructions therein. For an electronic proxy appointment to be valid, the appointment must be received by Equiniti not later than 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time fixed for the General Meeting (as set out in paragraph (a) above) or any adjournment thereof. Full details of the procedure to be followed to appoint a proxy electronically are given on the website.

(b)
Electronic appointment of proxies through CREST

If you hold Micro Focus Shares in uncertificated form through CREST and wish to appoint a proxy or proxies for the General Meeting (or any adjournment thereof) using the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed any voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of Euroclear and must contain the information required for such instructions as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy) must, in order to be valid, be transmitted so as to be received by Equiniti (ID: RA19) not later than 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time fixed for the General Meeting (as set out in paragraph (a) above) or any adjournment thereof. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Equiniti are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed any voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. For further information on the logistics of submitting messages in CREST, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Micro Focus may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the CREST Regulations.

5.
Appointment of a proxy by joint holders

In the case of joint holders, where more than one of the joint holders purports to appoint one or more proxies, only the purported appointment submitted by the most senior holder will be accepted. Seniority shall be determined by the order in which the names of the joint holders stand in the Company’s register of members in respect of the joint holding.

6.
Corporate representatives

Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers, provided that if two or more representatives purport to vote in respect of the same shares: if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and in other cases, the power is treated as not exercised.

7.
Votes to be taken by a poll and results

At the General Meeting voting on the Special Resolution will be by poll. The results of the poll will be announced through a Regulatory Information Service and published on the Company’s website as soon as reasonably practicable following the conclusion of the General Meeting.

The 'Withheld' option on the YELLOW Form of Proxy is provided to enable Micro Focus Shareholders to abstain from voting on the Special Resolution. However, a vote withheld is not a vote in law and will not be counted in the calculation of proportion of votes 'For' and 'Against' the Special Resolution.

8.
Nominated persons

Any person to whom this Notice of General Meeting is sent who is a person nominated under section 146 of the Companies Act to enjoy information rights (a “Nominated Person”) may, under an agreement between that Nominated Person and the shareholder by whom that Nominated Person was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, that Nominated Person may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

The statement of the rights of shareholders in relation to the appointment of proxies in paragraph 4 above does not apply to Nominated Persons. The rights described in that paragraph can only be exercised by shareholders of the Company.

9.
Website providing information regarding the General Meeting

Information regarding the General Meeting, including information required by section 311A of the Companies Act, and a copy of this Notice of General Meeting may be found on the Company’s website at https://www.microfocus.com/en-us/investors.

10.
Issued share capital and total voting rights

As at 15 September 2022 (being the Latest Practicable Date prior to the publication of this Notice of General Meeting) the Company’s issued share capital consisted of 336,072,354 ordinary shares of 10 pence each, carrying one vote each. Therefore, the total voting rights in the Company as at 15 September 2022 were 336,072,354 votes.

11.
Further questions and communication

Under section 319(a) of the Companies Act, any shareholder attending the General Meeting has the right to ask questions. As set out above, Micro Focus Shareholders, if attending in person, will be permitted to ask questions at the General Meeting. The Company must cause to be answered any such question relating to the business being dealt with at the General Meeting but no such answer need be given if: (a) to do so would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.

Micro Focus Shareholders who have any queries about the General Meeting, or are in any doubt as to how to complete the Forms of Proxy or to submit proxies electronically or online, should contact the Company’s Registrars, Equiniti, by calling the Shareholder Helpline on +44 (0)371 384 2050. Lines are open between 8.30 a.m. and 5.30 p.m. Monday to Friday (except public holidays in England and Wales). Please use the country code when calling from outside the United Kingdom. Calls from outside the United Kingdom will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Please note that calls may be monitored or recorded and Equiniti cannot provide advice on the merits of the Acquisition or the Scheme or give any financial, legal or tax advice.

Micro Focus Shareholders may not use any electronic address or fax number provided in this Notice of General Meeting or in any related documents to communicate with the Company for any purpose other than those expressly stated. Any electronic communications, including the lodgement of any electronic proxy form, received by the Company, or its agents, that is found to contain any virus will not be accepted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 20 September 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer